   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 22, 1997


                                                      REGISTRATION NO. 333-35457
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 4
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                          RANDALL'S FOOD MARKETS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

               TEXAS                                  5411                              74-213-4840
  (STATE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL                (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE NUMBER)              IDENTIFICATION NUMBER)

                            ------------------------

                                 3663 Briarpark
                              Houston, Texas 77042
                                 (713)268-3500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                         ------------------------------

                               R. Randall Onstead
                     President and Chief Executive Officer
                                 3663 Briarpark
                              Houston, Texas 77042
                                 (713)268-3500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                         ------------------------------

                                WITH A COPY TO:

                                  ARTHUR D. ROBINSON, ESQ.
                                 SIMPSON THACHER & BARTLETT
                                    425 LEXINGTON AVENUE
                                  NEW YORK, NEW YORK 10017
                                       (212) 455-2000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED DECEMBER 22, 1997

PRELIMINARY PROSPECTUS

                          RANDALL'S FOOD MARKETS, INC.

        [LOGO]
                  OFFER TO EXCHANGE UP TO $150,000,000 OF ITS
                                                                  [LOGO]
              9 3/8% SERIES B SENIOR SUBORDINATED NOTES DUE 2007,
              WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT,
                       FOR ANY AND ALL OF ITS OUTSTANDING
                   9 3/8% SENIOR SUBORDINATED NOTES DUE 2007
                               ------------------
THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON            ,
                             1997, UNLESS EXTENDED.
                         ------------------------------

    Randall's Food Markets, Inc. (the "Company" or "Randall's"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange an aggregate of up to $150,000,000 principal amount of 9 3/8% Series B Senior Subordinated Notes due 2007 (the "Exchange Notes") of the Company for an identical face amount of the issued and outstanding 9 3/8% Senior Subordinated Notes due 2007 (the "Old Notes", and together with the Exchange Notes, the "Notes") of the Company from the Holders thereof. As of the date of this Prospectus, there is $150,000,000 aggregate principal amount of the Old Notes outstanding. The terms of the Exchange Notes are identical in all material respects to the Old Notes, except that the Exchange Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and therefore will not bear legends restricting their transfer and will not contain certain provisions providing for an increase in the interest rate on the Old Notes under certain circumstances described in the Registration Rights Agreement, which provisions will terminate as to all of the Notes upon the consummation of the Exchange Offer.
    Interest on the Exchange Notes will be payable semi-annually on January 1 and July 1 of each year, commencing on January 1, 1998. The Exchange Notes will mature on July 1, 2007.
    Except as described below, the Company may not redeem the Exchange Notes prior to July 1, 2002. On or after such date, the Company may redeem the Exchange Notes, in whole or in part, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time on or prior to July 1, 2000, the Company may, subject to certain requirements, redeem up to 40% of the original aggregate principal amount of the Exchange Notes with the net proceeds of one or more Equity Offerings, at a price equal to 109.375% of the aggregate principal amount to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption; provided that at least 60% of the original aggregate principal amount of the Exchange Notes remains outstanding immediately after each such redemption. The Exchange Notes will not be subject to any sinking fund requirements. Upon the occurrence of a Change of Control or certain transfer events, the Company will have the option, at any time prior to July 1, 2002, to redeem the Exchange Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium, together with accrued and unpaid interest, if any, to the date of redemption. Upon the occurrence of a Change of Control, if the Company does not so redeem such Exchange Notes at a price of 100% of the principal amount thereof plus the Applicable Premium in accordance with the immediately preceding sentence or if a Change of Control occurs after July 1, 2002, the Company will be required to make an offer to purchase the Exchange Notes at a price equal to 101% of the original aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See "Description of the Exchange Notes."
    The Exchange Notes will be unsecured, will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company and will be effectively subordinated to all obligations of the subsidiaries of the Company. The Exchange Notes will rank PARI PASSU with any future senior subordinated indebtedness of the Company and will rank senior to all other Subordinated Indebtedness of the Company. The Indenture permits the Company to incur additional indebtedness, including up to $450.0 million of Senior Indebtedness under the Credit Facilities, subject to certain limitations. See "Description of the Exchange Notes." As of October 18, 1997, the aggregate amount of the Company's outstanding Senior Indebtedness was approximately $125.0 million (excluding unused commitments) and the Company would have had no senior subordinated indebtedness outstanding other than the Old Notes. As of October 18, 1997, the Company's subsidiaries had total liabilities of $382.5 million, excluding guarantees of $125.0 million of indebtedness under the Credit Facilities. See "Selected Historical Consolidated Condensed Financial and Other Data" and "Risk Factors--Adverse Consequences of Holding Company Structure" and "--Subordination."

    The Old Notes were issued and sold on June 27, 1997 in a transaction not registered under the Securities Act in reliance upon an exemption from the registration requirements thereof. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act. The Exchange Notes are being offered hereby in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement. Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, PROVIDED that such Exchange Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement with any person to participate in the distribution of such Exchange Notes and neither such holder nor any such other person is engaging in or intends to engage in a distribution of such Exchange Notes. However, the Company has not sought, and does not intend to seek, its own no-action letter, and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Notwithstanding the foregoing, each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of Exchange Notes received in exchange for such Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company). A broker-dealer may not participate in the Exchange Offer with respect to Old Notes acquired other than as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the date of this Prospectus, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    The Old Notes are designated for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. There is no established trading market for the Exchange Notes. The Company currently does not intend to list the Exchange Notes on any securities exchange or to seek approval for quotation of the Exchange Notes through any automated quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes.
    The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange. The date of acceptance and exchange of the Old Notes (the "Exchange Date") will be the fourth business day following the Expiration Date. Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. The Company will not receive any proceeds from the Exchange Offer. The Company will pay all of the expenses incident to the Exchange Offer. The Exchange Offer will expire 5:00
p.m., New York City Time, on         , 1997 (the "Expiration Date"). The Company
does not currently intend to extend the Expiration Date.
                         ------------------------------

SEE "RISK FACTORS," BEGINNING ON PAGE 13, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS IN CONNECTION WITH THE EXCHANGE OFFER AND AN INVESTMENT IN THE EXCHANGE NOTES.
                              --------------------

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS           , 1997

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act with respect to the Exchange Notes being offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Exchange Notes, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions in such exhibit, to which reference is hereby made. The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon completion of the Exchange Offer, the Company will be subject to the information requirements of the Exchange Act and, in accordance therewith, will file periodic reports and other information with the Commission. The Registration Statement, such reports and other information can be inspected and copied at the Public Reference Section of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at regional public reference facilities maintained by the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material, including copies of all or any portion of the Registration Statement, can be obtained from the Public Reference Section of the Commission at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov). In addition, pursuant to the Indenture covering Old Notes and the Exchange Notes, the Company has agreed to file with the Commission and provide to the Holders the annual reports and the information, documents and other reports otherwise required pursuant to Section 13 of the Exchange Act. Such requirements may be satisfied through the filing and provision of such documents and reports which would otherwise be required pursuant to Section 13 in respect of the Company.

    UNTIL           , 1997 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

    The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. The factors discussed under "Risk Factors," among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Prospectus, including, without limitation, in "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in the Company's press release and in oral statements made by authorized officers of the Company. When used in this Prospectus, the words "estimate," "project," "anticipate," "expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements. All of these forward-looking statements are based on estimates and assumptions made by management of the Company, which, although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed upon such estimates and statements. No assurance can be given that any of such statements or estimates will be realized and actual results will differ from those contemplated by such forward-looking statements.

    The Prospectus includes certain economic and demographic data relating to the historic performance of the United States and Texas economies based on information from the U.S. Census Bureau. In addition, the Prospectus includes the Company's beliefs regarding the projected performance of the United States and Texas economies which are based on information from an independent economic forecasting firm.

    RANDALLS, TOM THUMB, REMARKABLE, THE NEW GENERATION STORE and RANDALLS FLAGSHIP are registered trademarks of the Company.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL DATA, INCLUDING THE FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES TO THE "COMPANY" SHALL MEAN RANDALL'S FOOD MARKETS, INC. AND ITS CONSOLIDATED SUBSIDIARIES. ALL REFERENCES TO FISCAL YEAR IN THIS PROSPECTUS REFER TO THE FISCAL YEAR ENDING ON THE LAST SATURDAY OF JUNE. ALL REFERENCES TO MARKET SHARE AND DEMOGRAPHIC DATA IN THIS PROSPECTUS ARE BASED ON INDUSTRY AND GOVERNMENT PUBLICATIONS AND COMPANY DATA, AND UNLESS OTHERWISE INDICATED, REFERENCES TO YEARS DENOTE CALENDAR, RATHER THAN FISCAL, YEARS. THE COMPANY'S MOST RECENT FISCAL QUARTER ENDED ON OCTOBER 18, 1997 AND ALL FINANCIAL AND STATISTICAL DATA PRESENTED HEREIN RELATING TO THE COMPANY'S OPERATIONS, UNLESS OTHERWISE INDICATED, IS CALCULATED AS OF OCTOBER 18, 1997. MARKET SHARE DATA PRESENTED HEREIN IS BASED ON SALES REPORTED IN JULY 1997 WITH RESPECT TO HOUSTON, DALLAS AND FORT WORTH AND JUNE 1997 WITH RESPECT TO AUSTIN. AN INDEX OF DEFINED TERMS IS INCLUDED ON PAGE I-1 OF THIS PROSPECTUS.

                                  THE COMPANY

GENERAL

    The Company is the second largest supermarket operator in its principal markets, with 117 stores located in Houston (52 stores), Dallas/Fort Worth (52 stores), and Austin (13 stores). With over 30 years of operations in Houston and 49 years of operations in Dallas/Fort Worth, the Company has developed a loyal customer base and a portfolio of large, attractive stores in prime locations. The Company offers customers an expanded selection of high quality products, exceptional customer service and a variety of specialty departments. These strengths, together with the Company's position as a Texas-based supermarket operator, have enabled it to maintain a number two market share in Houston, Dallas and Austin, the Company's principal markets. For the fiscal year ended June 28, 1997 ("fiscal year 1997"), the Houston, Dallas, Fort Worth and Austin markets represented approximately 47%, 35%, 7% and 11% of the Company's net sales, respectively. For fiscal year 1997, the Company generated net sales of approximately $2.34 billion and EBITDA of $29.8 million. For the sixteen weeks ended October 18, 1997 ("first quarter 1998"), the Houston, Dallas, Fort Worth and Austin markets represented approximately 46%, 36%, 8% and 10% of the Company's net sales, respectively. For first quarter 1998, the Company generated net sales of approximately $719.4 million and EBITDA of $33.2 million.

    The Company operates combination food and drug stores which emphasize high quality products, exceptional customer service and expanded selections of quality meat, seafood, produce and other perishables. This format appeals to a broad customer base by offering shoppers an extensive variety of products and services, including large produce and perishables departments, in-store bakeries, delicatessens, full-service meat and seafood departments, banks, pharmacies, full-service floral departments, expanded cosmetic departments, video rental departments and film processing counters. The Company operates 79 traditional combination food and drug stores under the RANDALLS banner in Houston and Austin and the TOM THUMB banner in Dallas/Fort Worth averaging approximately 50,200 square feet. For fiscal year 1997, these stores generated sales of approximately $1.59 billion, or 68% of net sales, and average weekly sales per store of approximately $356,000. For first quarter 1998, these stores generated sales of approximately $461.4 million, or 64% of net sales, and average weekly sales per store of approximately $345,000.

    The Company's NEW GENERATION and FLAGSHIP STORES are each variations of the Company's traditional combination food and drug stores, offering an even wider selection of premium products and services:

    NEW GENERATION STORES emphasize expanded perishable food departments and open product preparation in order to create a farmer's market atmosphere and highlight product freshness to customers. The Company's 21 New Generation Stores operate under the RANDALLS banner in Houston and Austin and the TOM THUMB banner in Dallas, and average approximately 68,400 square feet. For fiscal year 1997, New Generation Stores generated sales of approximately $450.0 million, or 19% of net sales, and average weekly sales per store of approximately $493,000. For first quarter 1998, New Generation Stores generated sales of approximately $161.3 million, or 23% of net sales, and average weekly sales per store of approximately $483,000.

    FLAGSHIP STORES target customers seeking an expanded array of premium services and a wider variety of top quality gourmet and specialty selections. Flagship Stores feature additional "one-stop" shopping conveniences and many higher margin specialty products and services, including in-store gourmet coffee bars and eating areas, expanded bakery departments staffed with French pastry chefs, a wide range of freshly prepared foods (including made-to-order pizza, pastas and barbecued meats), home delivery and catering. The Company operates seven Flagship Stores under the RANDALLS FLAGSHIP banner in Houston averaging approximately 57,500 square feet and one store of approximately 34,500 square feet under the SIMON DAVID banner in Dallas. For fiscal year 1997, Flagship Stores generated sales of approximately $221.8 million, or 10% of net sales, and average weekly sales per store of approximately $578,000. For first quarter 1998, Flagship Stores generated sales of approximately $72.4 million, or 10% of net sales, and average weekly sales per store of approximately $565,000.

The Company also operates 9 conventional stores which offer a similar variety of food products and specialty departments as its traditional combination food and drug stores, but do not include pharmacies. Conventional stores average approximately 20,600 square feet. For fiscal year 1997, conventional stores generated sales of approximately $80.0 million, or 3% of net sales, and average weekly sales per store of approximately $171,000. For first quarter 1998, conventional stores generated sales of approximately $23.4 million, or 3% of net sales, and average weekly sales per store of approximately $162,000.

COMPANY STRENGTHS

    STRONG FRANCHISE AND DISTINCTIVE IMAGE. Over its history, the Company has established a reputation for providing high quality products and exceptional service to customers. The Company's stores are known for their broad selection of high quality meat, seafood, produce and other perishables, which are complemented by a variety of specialty departments to create a differentiated, "one-stop" shopping experience. In a series of paid telephone surveys of Houston and Dallas residents, the Company has consistently received the highest ratings for specialty categories, such as fresh meat, produce, bakery and floral, and service categories, such as customer assistance, quick checkout, cleanliness, product variety and selection. In addition, the Company's long-standing practice of reinvesting in the community by partnering with customers in charitable giving programs, such as the "Good Neighbor" program, further enhances customer loyalty and provides the Company with an additional competitive advantage.

    ATTRACTIVE STORES IN PRIME LOCATIONS. The Company has developed a portfolio of large, attractive stores in prime locations which provides flexibility in store layout and merchandising. Since 1992, the Company has increased average store size from approximately 46,400 square feet to approximately 51,500 square feet by pursuing a strategy of store expansion in selected markets. The Company attempts to optimize operating results by selecting the variation of its combination food and drug store that is best suited to each store site's demographics, local preferences and competition.

    LEADING MARKET SHARES. The Company believes that its strong franchise and distinctive image have enabled it to establish a number two market share in Houston, Dallas and Austin, its principal markets. The Company's market shares in Houston, Dallas and Austin are approximately 22%, 19% and 19%, respectively. The Company's history as a local supermarket operator and the recent introduction of its frequent shopper program have helped the Company to maintain its strong market position despite aggressive store opening and remodeling programs by competitors in recent years. Management believes that the Company's competitive position will be strengthened by store remodels and new store construction. In addition, management believes that its frequent shopper program will continue to enhance its competitive position.

    GROWING MARKETS. Over the past several years, Texas has been one of the fastest growing states in terms of population, income and employment, and economists project growth in excess of the national average to continue in the near future. Since 1990, the Houston, Dallas, Fort Worth and Austin markets have experienced compound annual employment growth of 1.9%, 2.6%, 2.2% and 5.5%, respectively, all exceeding the national average of 1.5%. In 1996, grocery sales in Texas increased 5.2% versus 3.3% for the country as a whole. The Houston, Dallas/Fort Worth and Austin markets accounted for total grocery sales of approximately $14.8 billion, or 48.9% of total grocery sales in Texas.

    EXPERIENCED MANAGEMENT TEAM. The Company's executive officers have spent the majority of their careers in the supermarket business and have an average of 15 years of experience in the food retailing industry. In addition, the Company believes opportunities exist to enhance the existing management team with additional experienced industry executives. Management's expertise and in-depth knowledge of the Company's markets are further complemented by the financial expertise of Kohlberg Kravis Roberts & Co., L.P. ("KKR").

    CUSTOMER SERVICE-ORIENTED WORKFORCE. The Company emphasizes friendly, efficient and knowledgeable customer service. All employees are trained to actively address the needs of customers. These employees reinforce the Company's distinctive service-oriented image and differentiate it from its competitors. The Company is dedicated to promoting from within its organization and believes that it possesses considerable management depth among its workforce, with store directors having an average of over 15 years of experience with the Company.

BUSINESS STRATEGY

    ACCELERATE NEW STORE DEVELOPMENT AND REMODELING PROGRAM. The Company believes that it will be able to capitalize on the continued growth in its markets by accelerating its new store development and remodeling program. In recent years, the Company has not had the financial resources to aggressively remodel its existing store base or construct new stores. Since the beginning of fiscal year 1995, the Company has opened only 16 stores and remodeled 10 stores (while closing 22 stores), compared to management's estimate that its competitors have opened approximately 115 stores and remodeled approximately 100 stores in the Company's markets over the same period. The Recapitalization and the Financings will provide the Company with increased financial flexibility, enabling it to undertake significant remodeling in the Houston area, new store construction and remodeling in Dallas/Fort Worth and selected store expansion in the Austin market. For the fiscal year ended June 27, 1998 ("fiscal year 1998"), the Company expects to make approximately $70.0 million of capital expenditures to open five new stores, commence construction on seven new stores and purchase land for five new stores, and make approximately $55.0 million of capital expenditures to renovate or remodel 35 stores. As of the date of this Prospectus, the Company has no estimate of the size of its capital expenditure budget for fiscal years subsequent to fiscal year 1998 as such budgets are established on an annual basis by the Board of Directors of the Company.

    REDUCE OPERATING COSTS. The Company has identified a number of initiatives designed to improve operating results by lowering operating costs. Specific initiatives include: (i) applying the Company's successful labor scheduling guidelines throughout all operational areas; (ii) implementing performance measurement standards to further improve operating efficiency; (iii) enhancing category management to improve store-level merchandising efforts and to increase promotional buying opportunities; (iv) improving shelf pricing procedures to decrease the frequency of price changes and inaccurate labeling; and (v) introducing production planning in the perishables departments. The breadth of these initiatives reflects the significant opportunities available to the Company.

    DIFFERENTIATE BASED ON HIGH QUALITY PRODUCTS AND SERVICES AT A COMPETITIVE PRICE. Throughout its history, the Company has developed a reputation for operating large, attractive stores with an extensive variety of specialty departments staffed by well-trained, service-oriented employees. The Company offers an expanded selection of high quality products at competitive prices to create a differentiated "one-stop" shopping experience. In addition, the Company is committed to being the "first to market" in providing solutions to its customers' changing lifestyle needs, as is evidenced by the recent launches of its frequent shopper program and the PEAPOD on-line grocery ordering and home delivery program.

    LEVERAGE FREQUENT SHOPPER PROGRAM. The Company believes that significant opportunities exist to increase revenue and focus its marketing efforts by leveraging its frequent shopper program. Data collected from customers participating in the frequent shopper program enables the Company to track sales trends, demographic patterns and customer preferences, and utilize that data to allocate shelf space, target marketing activities and increase customer loyalty.

    INCREASE PRIVATE LABEL SALES. Relative to national brands, private label products provide comparable quality at lower prices to shoppers and higher gross margins to the Company. The Company currently offers a three-tiered private label program, including PRESIDENT'S CHOICE premium private label products, its own REMARKABLE private label products and VALUE TIME private label products catering to value-conscious consumers. In recent years, the Company's private label sales have been lower than the national average. The Company is currently expanding its private label offerings across all tiers, with particular emphasis on increasing REMARKABLE label offerings.

THE RECAPITALIZATION AND THE FINANCINGS

    RFM Acquisition LLC ("RFM Acquisition"), a Delaware limited liability company organized at the direction of KKR, the Company and Robert R. Onstead entered into a Subscription Agreement dated as of April 1, 1997 pursuant to which RFM Acquisition acquired control of approximately 63% of the Company's common stock, par value $.25 per share (the "Common Stock"). The consummation of the transactions contemplated by the Subscription Agreement are collectively referred to as the "Recapitalization." Pursuant to the Subscription Agreement, RFM Acquisition paid an aggregate of $225.0 million to the Company (the "Equity Investment") as consideration for the Company's issuance to RFM Acquisition of 18,579,686 shares of Common Stock and a 25-year option to purchase 3,606,881 shares of Common Stock at $12.11 per share, subject to adjustments (the "RFM Option"). The Company applied the proceeds from the Equity Investment, together with approximately $278.0 million of aggregate proceeds from certain financings described below (collectively, the "Financings"), on June 27, 1997 (the "Closing") to (i) redeem 5,585,186 shares of Common Stock at $16.00 per share pursuant to a tender offer (the "Tender Offer") for aggregate consideration of $89.4 million, (ii) redeem, collectively, 8,250 shares of the Company's Class A Preferred Stock, par value $10.00 per share (the "Class A Preferred Stock"), and 278,201 shares of the Company's 8% convertible preferred stock (the "Convertible Preferred Stock") for an aggregate redemption price of $28.7 million, including accrued dividends of $0.1 million (the "Preferred Stock Redemption"), (iii) repay or redeem Old Indebtedness (as defined) of approximately $336.0 million, including accrued interest of $1.0 million (the "Debt Prepayment"), (iv) pay an estimated make-whole premium (including accrued interest of $0.9 million) of approximately $14.9 million (the "Make-Whole Premium") as required by the terms of the optional redemption provisions of the Company's Senior Notes and (v) pay an estimated $33.8 million in expenses and transaction fees. As of October 18, 1997, RFM Acquisition owned approximately 62% of the issued and outstanding Common Stock. In the fourth quarter of fiscal year 1997, the Company recorded a charge of $4.5 million to reflect (i) $0.9 million of severance to Ron W. Barclay, (ii) $0.9 million of severance to Bob L. Gowens, (iii) $0.9 million of lifetime medical, life insurance, retirement payments and office facilities for Robert R. Onstead, (iv) $0.3 million primarily to reflect the transfer of the cash value of split dollar life insurance policies in certain events to R. Randall Onstead, (v) $0.2 million of severance to Thomas K. Arledge, (vi) $0.1 million of severance to Cindy Garbs, (vii) $0.2 million of severance to Harold Gaubert, (viii) $0.4 million of severance to Terry P. Poyner, and (ix) $0.6 million of severance to approximately 75 non-executive employees.

    The Financings included (i) an aggregate of approximately $128.0 million of bank borrowings by the Company, including $125.0 million of borrowings under a senior secured term loan facility (the "Term Loan Facility") and $3.0 million of borrowings under a $225.0 million senior secured revolving credit facility (the "Revolving Credit Facility", and together with the Term Loan Facility, the "Credit Facilities"), (ii) $150.0 million aggregate principal amount of Old Notes (generating gross proceeds of $149.8 million) and (iii) the Equity Investment. The Revolving Credit Facility will provide for the Company's working capital requirements and the implementation of the Company's strategy to expand and enhance its store base.

                               THE EXCHANGE OFFER

The Exchange Offer................  The Company is offering to exchange pursuant to the
                                    Exchange Offer up to $150,000,000 aggregate principal
                                    amount of its Exchange Notes for a like aggregate
                                    principal amount of its Old Notes. The terms of the
                                    Exchange Notes are identical in all material respects
                                    (including principal amount, interest rate and maturity)
                                    to the terms of the Old Notes for which they may be
                                    exchanged pursuant to the Exchange Offer, except that
                                    the Exchange Notes are freely transferrable by Holders
                                    thereof (other than as provided herein), and are not
                                    subject to any covenant regarding registration under the
                                    Securities Act. See "The Exchange Offer."

Minimum Condition.................  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered
                                    for exchange.

Expiration Date; Withdrawal of
  Tender..........................  The Exchange Offer will expire at 5:00 p.m., New York
                                    City time, on          , 1997, unless the Exchange Offer
                                    is extended, in which case the term "Expiration Date"
                                    means the latest date and time to which the Exchange
                                    Offer is extended. The Company does not currently intend
                                    to extend the Expiration Date. Tenders may be withdrawn
                                    at any time prior to 5:00 p.m., New York City time, on
                                    the Expiration Date. See "The Exchange Offer--Withdrawal
                                    Rights."

Exchange Date.....................  The date of acceptance for exchange of the Old Notes will be the fourth business day following the Expiration
                                    Date.

Conditions to the Exchange
  Offer...........................  The Exchange Offer is subject to certain customary conditions, which may be waived by the Company. The
                                    Company currently expects that each of the conditions
                                    will be satisfied and that no waivers will be necessary.
                                    See "The Exchange Offer--Certain Conditions to the
                                    Exchange Offer." The Company reserves the right to
                                    terminate or amend the Exchange Offer at any time prior
                                    to the Expiration Date upon the occurrence of any such
                                    condition.

Procedures for Tendering
  Old Notes.......................  Each Holder wishing to accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a
                                    facsimile thereof, in accordance with the instructions
                                    contained herein and therein, and mail or otherwise
                                    deliver such Letter of Transmittal, or such facsimile,
                                    together with the Old Notes and any other required
                                    documentation to the Exchange Agent at the address set
                                    forth therein. See "The Exchange Offer--Procedures for
                                    Tendering Old Notes" and "Plan of Distribution."

Use of Proceeds...................  There will be no proceeds to the Company from the exchange of Notes pursuant to the Exchange Offer.

Federal Income Tax Consequences...  The exchange of Notes pursuant to the Exchange Offer will not be a taxable event for federal income tax
                                    purposes. See "Certain U.S. Federal Income Tax
                                    Consequences."

Special Procedures for Beneficial
  Owners..........................  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust
                                    company or other nominee and who wishes to tender should
                                    contact such registered holder promptly and instruct
                                    such registered holder to tender on such beneficial
                                    owner's behalf. If such beneficial owner wishes to
                                    tender on such beneficial owner's own behalf, such
                                    beneficial owner must, prior to completing and executing
                                    the Letter of Transmittal and delivering the Old Notes,
                                    either make appropriate arrangements to register
                                    ownership of the Old Notes in such beneficial owner's
                                    name or obtain a properly completed bond power from the
                                    registered holder. The transfer of registered ownership
                                    may take considerable time. See "The Exchange
                                    Offer--Procedures for Tendering Old Notes."

Guaranteed Delivery Procedures....  Holders of Old Notes who wish to tender their Old Notes and whose Old Notes are not immediately available or who
                                    cannot deliver their Old Notes, the Letter of
                                    Transmittal or any other documents required by the
                                    Letter of Transmittal to the Exchange Agent prior to the
                                    Expiration Date must tender their Old Notes according to
                                    the guaranteed delivery procedures set forth in "The
                                    Exchange Offer--Procedures for Tendering Old Notes."

Acceptance of Old Notes and
  Delivery of Exchange Notes......  The Company will accept for exchange any and all Old
                                    Notes which are properly tendered in the Exchange Offer
                                    prior to 5:00 p.m., New York City time, on the
                                    Expiration Date. The Exchange Notes issued pursuant to
                                    the Exchange Offer will be delivered promptly following
                                    the Expiration Date. See "The Exchange Offer--Acceptance
                                    of Old Notes for Exchange; Delivery of Exchange Notes."

Effect on Holders of Old Notes....  As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to
                                    the terms of this Exchange Offer, the Company will have
                                    fulfilled a covenant contained in the Registration
                                    Rights Agreement (the "Registration Rights Agreement")
                                    dated as of June 27, 1997 among the Company and BT
                                    Securities Corporation, Chase Securities Inc., Goldman,
                                    Sachs & Co., and Paine Webber Incorporated. (the
                                    "Initial Purchasers") and, accordingly, there will be no
                                    increase in the interest rate on the Old Notes pursuant
                                    to the terms of the Registration Rights Agreement, and
                                    the holders of the Old Notes will have no further
                                    registration or other rights under the Registration
                                    Rights Agreement. Holders of the Old Notes who do not
                                    tender their Old Notes in the Exchange Offer will
                                    continue to hold such Old Notes and will be entitled to
                                    all the rights and limitations applicable thereto under
                                    the Indenture dated as of June 27, 1997 between the
                                    Company and Marine Midland Bank relating to the Old
                                    Notes and the Exchange Notes (the "Indenture"), except
                                    for any such rights under the Registration Rights
                                    Agreement that by their terms terminate or cease to have
                                    further effectiveness as a result of the making of, and
                                    the acceptance for

                                    exchange of all validly tendered Old Notes pursuant to,
                                    the Exchange Offer. All untendered Old Notes will
                                    continue to be subject to the restrictions on transfer
                                    provided for in the Old Notes and in the Indenture. To
                                    the extent that Old Notes are tendered and accepted in
                                    the Exchange Offer, the trading market for untendered
                                    Old Notes could be adversely affected.

Consequence of Failure to
  Exchange........................  Holders of Old Notes who do not exchange their Old Notes for Exchange Notes pursuant to the Exchange Offer will
                                    continue to be subject to the restrictions on transfer
                                    of such Old Notes as set forth in the legend thereon. In
                                    general, the Old Notes may not be offered or sold,
                                    unless registered under the Securities Act, except
                                    pursuant to an exemption from, or in a transaction not
                                    subject to, the Securities Act and applicable state
                                    securities laws. The Company does not currently
                                    anticipate that it will register the Old Notes under the
                                    Securities Act.

Exchange Agent....................  Marine Midland Bank is serving as exchange agent (the
                                    "Exchange Agent") in connection with the Exchange Offer.
                                    See "The Exchange Offer--Exchange Agent."

                          TERMS OF THE EXCHANGE NOTES

Securities Offered................  $150,000,000 principal amount of 9 3/8% Series B Senior
                                    Subordinated Notes due 2007.

Maturity Date.....................  July 1, 2007.

Interest Payment Dates............  Interest on the Exchange Notes will be payable in cash semi-annually in arrears on each January 1 and July 1,
                                    commencing January 1, 1998.

Optional Redemption...............  On or after July 1, 2002, the Exchange Notes will be redeemable, in whole or in part, at the redemption
                                    prices set forth herein, together with accrued and
                                    unpaid interest, if any, to the date of redemption. In
                                    addition, at any time on or prior to July 1, 2000, the
                                    Company may redeem up to $60 million of the aggregate
                                    principal amount of the Exchange Notes with the net
                                    proceeds of one or more Equity Offerings, at a
                                    redemption price equal to 109.375% of the aggregate
                                    principal amount to be redeemed, together with accrued
                                    and unpaid interest, if any, to the date of redemption;
                                    PROVIDED that at least $90 million of the aggregate
                                    principal amount of the Exchange Notes remains
                                    outstanding immediately after each such redemption. See
                                    "Description of the Exchange Notes--Optional
                                    Redemption."

Change of Control and Certain
  Transfer Events.................  Upon the occurrence of a Change of Control or certain transfer events, the Company will have the option, at
                                    any time prior to July 1, 2002, to redeem the Exchange
                                    Notes, in whole but not in part, at a redemption price
                                    equal to 100% of the aggregate principal amount thereof
                                    plus the Applicable Premium, together with accrued and
                                    unpaid interest, if any, to the date of redemption. Upon
                                    the occurrence of a Change of Control, if the Company
                                    does not so redeem the Exchange Notes at a price of

                                    100% of the principal amount thereof plus the Applicable
                                    Premium in accordance with the immediately preceding
                                    sentence or if a Change of Control occurs after July 1,
                                    2002, the Company will be required to make an offer to
                                    purchase the Exchange Notes at a price equal to 101% of
                                    the principal amount thereof, together with accrued and
                                    unpaid interest, if any, to the date of repurchase. See
                                    "Description of the Exchange Notes--Repurchase at the
                                    Option of Holders-- Change of Control."

Ranking...........................  The Exchange Notes will be unsecured, will be subordinated in right of payment to all existing and
                                    future Senior Indebtedness of the Company and will be
                                    effectively subordinated to all obligations of the
                                    subsidiaries of the Company. The Exchange Notes will
                                    rank PARI PASSU with any future senior subordinated
                                    indebtedness of the Company and will rank senior to all
                                    other Subordinated Indebtedness of the Company. The
                                    Indenture permits the Company to incur additional
                                    indebtedness, including up to $450.0 million of Senior
                                    Indebtedness under the Credit Facilities, subject to
                                    certain limitations. As of October 18, 1997, the
                                    aggregate amount of the Company's outstanding Senior
                                    Indebtedness was approximately $125.0 million (excluding
                                    unused commitments), the Company had no senior
                                    subordinated indebtedness outstanding other than the Old
                                    Notes, and the Company's subsidiaries had total
                                    liabilities of $382.5 million, excluding guarantees of
                                    $125.0 million of indebtedness under the Credit
                                    Facilities. See "Selected Historical Consolidated
                                    Condensed Financial and Other Data" and "Risk
                                    Factors--Adverse Consequences of Holding Company
                                    Structure and "--Subordination."

Limitations on Repurchase.........  Under the Credit Facilities, unless the consent of the lenders thereunder is obtained, the Company is
                                    prohibited from repurchasing Exchange Notes in a Change
                                    of Control Offer or Asset Sale Offer, except with the
                                    proceeds of one or more equity offerings of subordinated
                                    indebtedness, a portion of excess cash flow and other
                                    amounts not applied to repay borrowings under the Term
                                    Loan Facility less certain investments in acquisition
                                    subsidiaries and minority investments. The Credit
                                    Facilities also provide that events that would
                                    constitute a change of control under the Credit
                                    Facilities (which is defined under the Credit Facilities
                                    to include all events that result in a Change of Control
                                    under the Indenture) would constitute a default
                                    thereunder. Any default under the Credit Facilities
                                    would result in an Event of Default under the Indenture
                                    if the lenders under the Credit Facilities accelerated
                                    their loans. In the event a Change of Control Offer or
                                    Asset Sale Offer is required at a time when the Company
                                    is prohibited from purchasing the Exchange Notes, the
                                    Company could seek the consent of its lenders to the
                                    purchase of the Exchange Notes or could attempt to
                                    refinance the borrowings that contain such prohibition
                                    (which, at the Closing, consisted solely of the Credit
                                    Facilities). If the

                                    Company does not obtain such a consent or repay such
                                    borrowings, the Company will remain prohibited from
                                    repurchasing the Exchange Notes. In such case, the
                                    Company's failure to purchase tendered Exchange Notes
                                    would constitute an Event of Default under the
                                    Indenture, which would result in an event of default
                                    under the Credit Facilities. In such circumstances, the
                                    subordination provisions in the Indenture would restrict
                                    payments to the holders of the Exchange Notes. There can
                                    be no assurance that the Company will have the financial
                                    resources to repurchase the Notes in a Change of Control
                                    Offer or Asset Sale Offer or retire its obligations
                                    under the Credit Facilities in the event of a Change of
                                    Control. The provisions in the Indenture relating to a
                                    Change of Control may be modified by Holders of at least
                                    a majority in principal amount of the Notes and such
                                    possible amendments include the deletion of the Holders'
                                    right to require the Company to repurchase Notes upon a
                                    Change of Control. See "Description of the Exchange
                                    Notes--Events of Defaults and Remedies."

Certain Covenants.................  The Indenture contains covenants that will, subject to certain exceptions, limit, among other things, the
                                    ability of the Company and/or its Restricted
                                    Subsidiaries to (i) pay dividends or make certain other
                                    restricted payments or investments; (ii) incur
                                    additional indebtedness and issue disqualified stock and
                                    preferred stock; (iii) create liens on assets; (iv)
                                    merge, consolidate, or sell all or substantially all of
                                    their assets; (v) enter into certain transactions with
                                    affiliates; (vi) create restrictions on dividends or
                                    other payments by Restricted Subsidiaries to the
                                    Company; (vii) create guarantees of indebtedness by
                                    Restricted Subsidiaries; and (viii) incur other senior
                                    subordinated indebtedness. One of the exceptions to the
                                    Indenture's limitation on making investments is the
                                    right to make Investments in Unrestricted Subsidiaries
                                    with the proceeds of capital contributions and the sale
                                    of Capital Stock so designated by senior management of
                                    the Company, so long as such funds are not included in
                                    the calculation of funds generally available for
                                    restricted payments. As a consequence of this provision,
                                    the Company can raise monies from the sale of equity
                                    and, regardless of results of operations, invest such
                                    monies in Persons that are, for purposes of the
                                    Indenture, excluded from the ratios and computations
                                    that determine the ability of the Company to incur
                                    indebtedness or make restricted payments. In addition,
                                    the covenant relating to transactions with affiliates
                                    permits transactions by the Company with customers,
                                    clients, suppliers or purchasers or sellers of goods or
                                    services which are entered into in the ordinary course
                                    of business and are deemed fair by senior management.
                                    The effect of this exception is to permit transactions
                                    on reasonable terms entered into in the ordinary course
                                    of business with affiliates of the Company, which may
                                    include other entities owned or controlled by KKR. See
                                    "Description of the Exchange Notes."

Supplemental Indentures Without
  Consent of Holders..............  The Company, Restricted Subsidiaries and the Trustee,
                                    without

                                    the consent of any Holder, may enter into a supplemental
                                    indenture for the purpose of (i) effecting the
                                    assumption by a Person formed by or surviving a merger
                                    with the Company of the obligations of the Company under
                                    the Indenture and (ii) confirming the Guarantee (as
                                    defined) by a Restricted Subsidiary, if any such
                                    Guarantee is in existence, in the event of a merger
                                    described in clause (i).

Absence of Market.................  The Exchange Notes are new securities for which there is currently no established market. Accordingly, there can
                                    be no assurance as to the development or liquidity of
                                    any market for the Exchange Notes. The Company does not
                                    intend to list the Exchange Notes on any securities
                                    exchange or to seek approval for quotation of the
                                    Exchange Notes on any automated quotation system.

No Personal Liability of
  Directors, Officers, Employees
  and
  Stockholders....................  No director, officer, employee, incorporator or stockholder of the Company or any Guarantor shall have
                                    any liability for any obligations of the Company or the
                                    Guarantors under the Exchange Notes, the Guarantees or
                                    the Indenture or any claim based on, in respect of, or
                                    by reason of such obligation, or their creation. Such
                                    waiver may not be effective to waive liabilities under
                                    the federal securities laws and it is the view of the
                                    Commission that such a waiver is against public policy.

                                  RISK FACTORS

    See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the Notes.

            SUMMARY CONSOLIDATED CONDENSED HISTORICAL FINANCIAL DATA

    The following table sets forth certain summary consolidated condensed historical financial data of the Company. The historical consolidated financial data of the Company for the fiscal years ended June 24, 1995 ("fiscal year 1995"), June 29, 1996 ("fiscal year 1996") and fiscal year 1997 have been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. The historical unaudited consolidated financial data for the 16 weeks ended October 18, 1997 and October 19, 1996 have been derived from, and should be read in conjunction with, the unaudited consolidated financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the unaudited consolidated financial statements of the Company. Interim results for the 16 weeks ended October 18, 1997 are not necessarily indicative of results that can be expected for the fiscal year ending June 27, 1998. See "Pro Forma Consolidated Condensed Financial Statement," "Selected Historical Consolidated Condensed Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and the related notes thereto included elsewhere in this Prospectus.

                                                     16 WEEKS ENDED
                                                ------------------------
                                                OCTOBER 18,  OCTOBER 19,
   (DOLLARS IN THOUSANDS)                          1997         1996
                                                -----------  -----------            FISCAL YEAR ENDED
                                                                          -------------------------------------
                                                                           JUNE 28,     JUNE 29,     JUNE 24,
                                                                             1997         1996         1995
                                                                          -----------  -----------  -----------
                                                                          (52 WEEKS)   (53 WEEKS)   (52 WEEKS)
OPERATING DATA:
  Net sales...................................   $ 719,377    $ 683,705   $ 2,344,983  $ 2,368,645  $ 2,328,247
  Gross profit................................     197,140      182,781       634,638      630,658      599,549
  Store operating, selling and administrative
    expenses..................................     163,979      154,908       558,065      507,894      501,634
  Interest expense, net (1)...................      10,522       11,162        36,828       38,981       43,411
  Litigation charge (2).......................      --           --             9,500        1,000      --
  Severance/benefits charge (3)...............      --           --             4,512      --           --
  Estimated store closing costs...............      --           --            32,790(4)       1,215     --
  Loss on extinguishment of debt (5)..........      --           --            (9,798)
  Net income (loss)...........................       3,742        1,209       (50,515)      19,438           37
  Ratio of earnings to fixed
    charges (6)...............................        1.48x        1.22x      --              1.67x        1.13x
OTHER DATA:
  EBITDA (7)(8)...............................   $  33,161    $  27,873   $    29,771  $   120,549  $    97,915
  Depreciation and amortization...............      15,117       13,314        48,875       45,814       47,447
  Capital expenditures (9)....................      22,025       37,085        73,864       66,131       59,850
  Stores open at end of period (10)...........         117          118           121          120          120
BALANCE SHEET DATA (END OF PERIOD):
  Working capital.............................   $  25,534    $  13,762   $    11,429  $    29,895  $    30,186
  Total assets................................     879,057      848,669       862,374      823,265      816,790
  Total debt and capital lease obligations....     356,765      446,821       362,148      437,982      463,944
  Redeemable Common Stock.....................       4,337       25,801         5,002       31,045       18,749
  Stockholders' equity........................     217,475      142,521       213,361      136,650      134,753
CASH FLOW DATA:
  Cash flows from operating activities........   $  32,579    $  20,703   $    18,392  $    63,846  $    53,508
  Cash flows from investing activities........      (8,714)     (28,100)      (48,468)     (33,782)        (108)
  Cash flows from financing activities........      (4,452)       8,239        21,505      (31,229)     (54,331)

     See Notes to Summary Consolidated Condensed Historical Financial Data

       NOTES TO SUMMARY CONSOLIDATED CONDENSED HISTORICAL FINANCIAL DATA

(1) Represents interest expense net of interest income.
(2) Represents a charge recorded in connection with the settlement of litigation relating to the ESOP. See "Business--Litigation."
(3) Represents a charge recorded in connection with the recent or anticipated departure of certain executives and other employees of the Company, as well as certain charges relating to benefits granted under certain employment agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(4) Represents a charge recorded in connection with the Company's decision to close, replace or sell approximately 20 stores, two of which had been closed at the end of fiscal year 1997.
(5) Reflects an extraordinary loss of $9.8 million resulting from the early extinguishment of debt, net of tax, refinanced in the Recapitalization.
(6) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, plus fixed charges (net of capitalized interest). Fixed charges consist of net interest expense on all indebtedness and capitalized interest, amortization of deferred financing costs, and one-third of rental expense on operating leases representing that portion of rental expense deemed by the Company to be attributable to interest. For fiscal year 1997, the deficiency in earnings to cover fixed charges was $55.9 million.
(7) "EBITDA" represents earnings before net interest expense, income taxes and depreciation and amortization. EBITDA is not intended to represent cash flows from operations as defined by generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. EBITDA is included in this Prospectus as it is a basis upon which the Company assesses its financial performance and certain covenants in the Company's borrowing arrangements are tied to similar measures.
(8) Included in EBITDA for the 52 weeks ended June 28, 1997 are $63.4 million of charges to record an inventory charge, year-end closed store accrual (see footnote 4), the settlement of the ESOP litigation (see footnote 2), costs associated with implementation of the Company's frequent shopper program, a severance accrual (see footnote 3), compensation expense related to the issuance of shares of restricted Common Stock to certain employees and accruals for transaction costs related to the Recapitalization and the Financings, sales taxes, payroll taxes, legal expenses, rent and other payables. See "Management's Discussion and Analysis of Operations and Financial Condition."
(9) Capital expenditures include purchases of real estate, buildings and equipment. Certain items included in capital expenditures are subsequently financed through sale leaseback transactions. In first quarter 1998 and fiscal years 1997, 1996 and 1995, proceeds from asset sales (a substantial portion of which were sale leasebacks of certain real estate properties) were $12.2 million, $55.4 million, $30.3 million and $59.3 million, respectively.
(10) The following table sets forth additional information concerning changes in the Company's store base:

                                                                    16 WEEKS ENDED                     FISCAL YEAR ENDED
                                                           --------------------------------  -------------------------------------
                                                             OCTOBER 18,      OCTOBER 19,     JUNE 28,     JUNE 29,     JUNE 24,
                                                                1997             1996           1997         1996         1995
                                                           ---------------  ---------------  -----------  -----------  -----------
        Beginning of period..............................           121              120            120          120          121
          Newly constructed..............................             1                2              8            4            3
          Acquired.......................................             0                1              2           --           --
          Closed.........................................            (5)              (5)            (9)          (4)          (4)
                                                                    ---              ---            ---          ---          ---
        End of period....................................           117(a)           118            121          120          120
                                                                    ---              ---            ---          ---          ---
                                                                    ---              ---            ---          ---          ---

------------------------
(a) Includes 14 stores that, as of October 18, 1997, the Company has decided to close, replace or sell.

                                  RISK FACTORS

    HOLDERS OF OLD NOTES SHOULD CONSIDER CAREFULLY, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS BEFORE DECIDING TO TENDER OLD NOTES IN THE EXCHANGE OFFER. THE RISK FACTORS SET FORTH BELOW ARE GENERALLY APPLICABLE TO THE OLD NOTES AS WELL AS THE EXCHANGE NOTES.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Holders of Old Notes who do not exchange their Old Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon. In general, Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Company does not currently intend to register the Old Notes under the Securities Act. Based on interpretations by the staff of the Commission, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by Holders thereof (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Old Notes were acquired in the ordinary course of such Holders' business and such Holders have no arrangement with any person to participate in the distribution of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes will be adversely affected.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE

    The Company continued to be significantly leveraged after the Recapitalization and the Financings. See "The Recapitalization" and "Capitalization." As of October 18, 1997, the Company had $356.8 million of consolidated indebtedness, $217.5 million of consolidated common stockholders' equity and $224.0 million available to be borrowed under the Revolving Credit Facility (reduced by $1.0 million to reflect outstanding letters of credit). After giving pro forma effect to the Recapitalization and the Financings as if they had occurred at the beginning of fiscal year 1997, the Company's pro forma earnings would have been insufficient to cover fixed charges by $53.8 million for fiscal year 1997. Pro forma income (loss) before extraordinary item for fiscal year 1997 would have been $(39.4) million as compared to $(40.7) million for the same period on a historical basis, and pro forma interest expense for fiscal year 1997 would have been $34.7 million as compared to $36.8 million for the same period on a historical basis. For first quarter 1998, the ratio of earnings to fixed charges was 1.48x. Income (loss) before extraordinary item for first quarter 1998 was $7.5 milion as compared to $3.4 million for the first quarter of fiscal year 1997, and interest expense for first quarter 1998 was $10.5 million as compared to $11.2 million for the first quarter of fiscal year 1997. See "Capitalization" and "Pro Forma Consolidated Condensed Financial Statement." The Company and its subsidiaries may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing its indebtedness. Accordingly, the Company will have significant debt service obligations.

    The Company's debt service obligations will have important consequences to Holders, including the following: (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for operations, future business opportunities and other purposes and increasing the Company's vulnerability to adverse general economic and industry conditions; (ii) the Company's ability to obtain additional financing in the future may be limited; (iii) certain of the Company's borrowings (including, but not limited to, the amounts borrowed under the Credit Facilities) will be at variable rates of interest, which would make the Company vulnerable to increases in interest rates; and (iv) all of the indebtedness incurred in connection with the Credit Facilities will become due prior to the time the principal payment on the Exchange Notes will become due.

    The Company's ability to make scheduled payments of the principal of, or to pay interest on, or to refinance its indebtedness (including the Exchange Notes) and to make scheduled payments under its operating leases depends on its future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond its control. Based upon the current level of operations and anticipated growth, management believes that future cash flow from operations, together with available borrowings under the Revolving Credit Facility, will be adequate to meet the Company's anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments for the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." There can be no assurance, however, that the Company's business will continue to generate sufficient cash flow from operations in the future to service its debt and make necessary capital expenditures. If unable to do so, the Company may be required to refinance all or a portion of its existing debt, including the Exchange Notes, to sell assets or to obtain additional financing. There can be no assurance that any such refinancing or that any such sale of assets or additional financing would be possible on terms reasonably favorable to the Company.

RESTRICTIVE LOAN COVENANTS

    The Credit Facilities and the Indenture contain numerous financial and operating covenants that will limit the discretion of the Company's management with respect to certain business matters. These covenants will place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, and to sell or otherwise dispose of assets and merge or consolidate with other entities. In addition, the Credit Facilities provide that the Company must meet or exceed a ratio of a measure similar to EBITDA to interest expense and must not exceed a ratio of total debt to a measure similar to EBITDA. The Credit Facilities also impose limits on lease expense and capital expenditures. A failure to comply with the obligations contained in the Credit Facilities or the Indenture could result in an event of default under either the Credit Facilities or the Indenture which could result in acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions. If, as a result thereof, a default occurs with respect to Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the Holders. See "Description of Credit Facilities" and "Description of the Exchange Notes--Certain Covenants."

ADVERSE CONSEQUENCES OF HOLDING COMPANY STRUCTURE

    The Company is a holding company which conducts substantially all of its operations through its subsidiaries. Consequently, the Exchange Notes are effectively subordinated to the obligations of the Company's subsidiaries, including the guarantee by its subsidiaries of obligations under the Credit Facilities. In the event of an insolvency, liquidation or other reorganization of any of the subsidiaries of the Company, the creditors of the Company (including the Holders), as well as stockholders of the Company, will have no right to proceed against the assets of such subsidiaries or to cause the liquidation or bankruptcy of such subsidiaries under Federal bankruptcy laws. Creditors of such subsidiaries, including lenders under the Credit Facilities, would be entitled to payment in full from such assets before the Company would be entitled to receive any distribution therefrom. Except to the extent that the Company may itself be a creditor with recognized claims against such subsidiaries, claims of creditors of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including claims under the Exchange Notes. In addition, as a result of the Company being a holding company, the Company's operating cash flow and its ability to service its indebtedness, including the Exchange Notes, is dependent upon the operating cash flow of its subsidiaries and the payment of funds by such subsidiaries to the Company in the form of loans, dividends or otherwise. As of October 18, 1997, the subsidiaries of the Company had total liabilities of $382.5 million, excluding guarantees of $125.0 million of indebtedness under the Credit Facilities.

SUBORDINATION

    The Company's obligations under the Exchange Notes will be subordinate and junior in right of payment to all existing and future Senior Indebtedness of the Company. As of October 18, 1997, the aggregate amount of the Company's outstanding Senior Indebtedness was approximately $125.0 million (excluding unused commitments). Additional Senior Indebtedness may be incurred by the Company from time to time, subject to certain restrictions. By reason of such subordination, in the event of an insolvency, liquidation, or other reorganization of the Company, the lenders under the Credit Facilities and other creditors who are holders of Senior Indebtedness must be paid in full before the Holders may be paid; accordingly, there may be insufficient assets remaining after payment of prior claims to pay amounts due on the Exchange Notes. In addition, under certain circumstances, no payments may be made with respect to the Exchange Notes if a default exists with respect to Senior Indebtedness.

ENCUMBRANCES ON ASSETS TO SECURE CREDIT FACILITIES

    In addition to being subordinated to all existing and future Senior Indebtedness of the Company, the Exchange Notes will not be secured by any of the Company's assets. The Company's obligations under the Credit Facilities will be secured by a first priority pledge of and security interest in (i) all the common stock of existing and subsequently acquired direct domestic subsidiaries of the Company (which at Closing consisted of Randall's Food & Drugs, Inc. and Randall's Properties Inc.) other than common stock of unrestricted subsidiaries and subsidiaries created or acquired in connection with permitted acquisitions,
(ii) 65% of the common stock of each subsequently acquired direct foreign subsidiary and (iii) evidence of indebtedness in excess of $5.0 million received by the Company in connection with asset sales other than sales in the ordinary course of business or in connection with permitted sale-leasebacks. If the Company becomes insolvent or is liquidated, or if payment under any of the Credit Facilities is accelerated, the lenders under the Credit Facilities will be entitled to exercise the remedies available to a secured lender under applicable law. See "Description of Credit Facilities" and "Description of the Exchange Notes."

CHANGE OF CONTROL

    The Indenture provides that, upon the occurrence of a Change of Control, the Company will (unless the Company elects to redeem the Exchange Notes in the event of a Change of Control prior to July 1, 2002 at a price of 100% of the principal amount thereof plus the Applicable Premium) make an offer to purchase all or any part of the Exchange Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. The Credit Facilities will prohibit the Company from repurchasing any Exchange Notes, except with certain proceeds of one or more Equity Offerings and offerings of Subordinated Indebtedness, a portion of excess cash flow and other amounts not applied to repay borrowings under the Term Loan Facility less certain investments in acquisition subsidiaries and minority investments. The Credit Facilities will also provide that certain change of control events with respect to the Company, which is defined under the Credit Facilities to include all events that result in a Change of Control under the Indenture, would constitute a default thereunder. Any default under the Credit Facilities would result in an Event of Default under the Indenture if the lenders under the Credit Facilities accelerated their loans. In the event of a default under the Credit Facilities, the subordination provisions under the Indenture would likely restrict payments to the Holders. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing the Exchange Notes, or if the Company is required to make an Asset Sale Offer pursuant to the terms of the Exchange Notes, the

Company could seek the consent of its lenders to purchase the Exchange Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or refinance such borrowings, the Company would remain prohibited from purchasing the Exchange Notes. In such case, the Company's failure to purchase tendered Exchange Notes would constitute an Event of Default under the Indenture, which would result in an event of default under the Credit Facilities. If, as a result thereof, a default occurs with respect to any Senior Indebtedness (including obligations under the Credit Facilities), the subordination provisions in the Indenture would likely restrict payments to the Holders. The provisions relating to a Change of Control included in the Indenture may increase the difficulty of a potential acquiror obtaining control of the Company. There can be no assurance that the Company will have the financial resources to repurchase the Notes in the event of a Change of Control Offer or retire its obligations under the Credit Facilities in the event of a Change of Control. See "Description of the Exchange Notes--Repurchase at the Option of Holders--Change of Control."

COMPETITION

    The supermarket industry is highly competitive and characterized by narrow profit margins. The Company's competitors include national and regional supermarket chains, independent and specialty grocers, drug and convenience stores, and the newer "alternative format" food stores, including warehouse club stores, deep discount drug stores and supercenters. Supermarket chains generally compete on the basis of location, quality of products, service, price, product variety and store condition. The Company regularly monitors its competitors' prices and adjusts its prices and marketing strategy as management deems appropriate in light of existing conditions. The Company faces increased competitive pressure in all of its markets from existing competitors which have opened, and which the Company expects to continue to open, a significant number of new stores in the Company's markets. During fiscal years 1995, 1996 and 1997, the Company estimates that its competitors have opened an aggregate of approximately 115 stores and remodeled an aggregate of approximately 100 stores in its markets. Some of the Company's competitors have greater financial resources than the Company and could use these resources to take measures which could adversely affect the Company's competitive position. The Company's ability to remain competitive in its markets will depend in part on its ability to remodel and update stores in response to remodelings and new store openings by its competitors. See "Business--Competition."

DIFFICULTY IN ACHIEVING POST-RECAPITALIZATION STRATEGY

    The post-Recapitalization business strategy that has been developed by the Company is based on the Company's review of its operations and its competitive position. See "Prospectus Summary--Business Strategy" and "Business--Business Strategy." The Company may decide to alter or discontinue certain aspects of the business strategy described herein and may adopt alternative or additional strategies. In addition, there can be no assurance that any such strategies, if implemented, will be successful or will improve operating results. Moreover, there can be no assurance that the successful implementation of such a strategy will result in improved operating results. Further, other conditions may exist, such as increased competition, or an economic downturn in the Company's markets, which may offset any improved operating results that are attributable to such a strategy.

    Generally, new stores opened by the Company operate at a loss for varying periods of time, depending on such factors as prevailing competition and the Company's market position in the surrounding community. Pursuing a strategy of growth and expansion in light of the current highly competitive industry conditions could lead to a near-term decline in earnings as a result of opening and operating a substantial number of new stores, particularly with respect to stores in markets where the Company does not have an established presence.

MSP LITIGATION


    Following the Cullum Acquisition, the Company terminated Cullum's Management Security Plan for Cullum Companies, Inc. (the "MSP") and in respect of such terminations paid participants the greater of (i) the amount of such participant's deferral and (ii) the net present value of an accrued benefit, based upon the participant's current salary, age and years of service. Thirty-five of the former MSP participants have instituted a claim against the Company on behalf of all persons who were participants in the MSP on its date of termination (which is alleged by plaintiffs to be approximately 250 persons). The plaintiffs have asked the court to recognize their action as a class action, to recover additional amounts under the MSP, for a declaration of rights under an employee pension benefit plan and for breach of fiduciary duty. The plaintiffs assert that the yearly plan agreement executed by each participant in the MSP was a contract for a specified retirement and death benefit set forth in such plan agreements and that such benefits were vested and nonforfeitable. Summary judgment motions have been filed by both parties with respect to various matters, and judicial rulings on such motions are currently pending. A pre-trial order in the MSP litigation, which was submitted to the court on October 22, 1997, states that an expert for the plaintiffs, assuming class certification, may testify that the damages allegedly sustained by the plaintiff class may range from approximately $18.0 million to $37.2 million and, assuming that a court were to award additional damages based on a rate of return achieved by an equity index over the relevant period, such damages may range from approximately $37.4 million to $70.6 million. The trial is expected to commence in calendar year 1998. Based upon current facts, the Company is unable to estimate any meaningful range of possible loss that could result from an unfavorable outcome of the MSP litigation. It is possible that the Company's results of operations or cash flows in a particular quarterly or annual period or its financial position could be materially affected by an ultimate unfavorable outcome of the MSP litigation. However, the Company intends to vigorously contest the MSP claim and, although there can be no assurance, management does not anticipate an unfavorable outcome based on management's independent analysis of the facts relating to such litigation.


GEOGRAPHIC CONCENTRATION

    Substantially all of the Company's stores are located in the Houston, Dallas/Fort Worth and Austin metropolitan areas in Texas which have experienced economic and demographic growth over the past several years. Although the Texas economy has diversified in recent years, it remains dependent to some extent on energy-related industries and a significant economic downturn in any or all of these areas, or in the energy-related industry generally, could have a material adverse effect on the Company.

DEPENDENCE ON KEY MANAGEMENT

    The Company's success depends largely upon the abilities and experience of certain key management personnel. The loss of the services of one or more of such key personnel, and in particular R. Randall Onstead, the Company's President and Chief Executive Officer, could have a material adverse effect on the Company. The Company does not maintain key-man life insurance policies on any of its executives. See "Management" and "Principal Shareholders."

ENVIRONMENTAL MATTERS

    The Company is subject to federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposal or other releases of hazardous materials. The Company believes that it currently conducts its operations, and in the past has operated its business, in substantial compliance with applicable environmental laws and regulations. From time to time, operations of the Company have resulted or may result in noncompliance with or liability for cleanup pursuant to environmental laws and regulations. The Company has determined, based on site evaluations, that underground storage tanks at truck fueling sites in Texas and Nebraska may have leaked fuel or other materials and resulted in soil contamination. At the Abilene, Texas site, based on soil and groundwater remediation efforts to date, the Company estimates a range of future expenditures between $300,000 and $700,000, substantially all of which has been reserved. With respect to a second site, located in Dallas, Texas, the Company has paid remediation costs of approximately $300,000, and state regulatory authorities have advised the Company that no further corrective action is necessary. The Company expects to submit its final closure report to the state shortly, which will be the last submission associated with that location. One other site, located in Garland, Texas, was sold to a party who accepted responsibility for corrective action pertaining to leaking underground storage tank site remediation. Under applicable environmental laws, the Company may remain liable for remediation at the Garland site, which the Company estimates may cost up to approximately $100,000. Remediation of the Nebraska site had been initiated by the Nebraska Department of Environmental Quality ("NDEQ") using funds from a state fund (the "Nebraska Fund") dedicated to remediation of leaking underground storage tanks. Due to shortfalls in the Nebraska Fund, the NDEQ, which has not classified the Company's site as a high priority, suspended the remediation efforts. The Company anticipates that future remediation efforts at such site, if any, would be paid for by the Nebraska Fund. The Company believes that the remediation efforts described above, which represent the Company's material environmental matters, will not have a material adverse effect on its results of operations, financial condition and cash flow. See "Business--Environmental Matters."

    The Company has not incurred material capital expenditures for environmental controls during the previous three years, nor does the Company anticipate incurring any such material expenditures to comply with environmental regulations during the current fiscal or the succeeding fiscal year.

CONTROL BY KKR AFFILIATES

    RFM Acquisition holds approximately 62% of the issued and outstanding shares of Common Stock. RFM Acquisition is a Delaware limited liability company whose sole member is KKR 1996 Fund L.P. KKR 1996 Fund L.P. is a Delaware limited partnership whose sole general partner is KKR Associates 1996 L.P. KKR Associates 1996 L.P. is a Delaware limited partnership whose sole general partner is KKR 1996 GP L.L.C. KKR 1996 GP L.L.C. is a Delaware limited liability company whose members are also the members of the limited liability company which is the general partner of KKR. Accordingly, affiliates of KKR control the Company and have the power to elect all of its directors, appoint new management and approve any action requiring the approval of the Company's shareholders, including adopting amendments to the Company's Articles of Incorporation and approving mergers or sales of substantially all of the Company's assets. There can be no assurance that the interests of KKR and its affiliates will not conflict with the interests of the Holders. See "Management," "Principal Shareholders" and "Certain Relationships and Related Transactions."

LACK OF PRIOR MARKET FOR THE EXCHANGE NOTES

    The Exchange Notes are being offered to the holders of the Old Notes. The Old Notes were offered and sold in June 1997 to a small number of institutional investors and are eligible for trading in the PORTAL Market.

    The Company does not intend to apply for a listing of the Exchange Notes on a securities exchange. There is currently no established market for the Exchange Notes and there can be no assurance as to the liquidity of markets that may develop for the Exchange Notes, the ability of the holders of the Exchange Notes to sell their Exchange Notes or the price at which such holders would be able to sell their Exchange Notes. If such markets were to exist, the Exchange Notes could trade at prices that may be lower than the initial market values thereof depending on many factors, including prevailing interest rates and the markets for similar securities. Although there is currently no market for the Exchange Notes, the Initial Purchasers have advised the Company that they currently intend to make a market in the Exchange Notes.

However, the Initial Purchasers are not obligated to do so, and any market making with respect to the Exchange Notes may be discontinued at any time without notice.

    The liquidity of, and trading market for, the Exchange Notes also may be adversely affected by general declines in the market for similar securities.

FORWARD-LOOKING STATEMENTS

    This Prospectus contains certain forward-looking statements concerning the Company's operations, economic performances and financial condition, including, in particular, the likelihood of the Company's success in developing and expanding its business. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's results.

                              THE RECAPITALIZATION

THE SUBSCRIPTION AGREEMENT

RFM Acquisition, the Company and Robert R. Onstead entered into the Subscription Agreement as of April 1, 1997 pursuant to which RFM Acquisition acquired control of the Company. Pursuant to the Subscription Agreement, RFM Acquisition paid the $225.0 million Equity Investment to the Company as consideration for the Company's issuance to RFM Acquisition of 18,579,686 shares of Common Stock and the RFM Option.

    At a special meeting of the Company's shareholders held on June 9, 1997 (the "Special Meeting"), the shareholders approved a single proposal (the "Shareholder Proposal") to (i) amend the Company's existing Articles of Incorporation to increase the number of authorized shares of Common Stock from 25,000,000 shares to 75,000,000 (the "Charter Amendment"), (ii) approve the Subscription Agreement and (iii) approve the Shareholders Agreement pursuant to which certain shareholders of the Company agreed to vote approximately 75% of the Common Stock in favor of the Shareholder Proposal.

    Pursuant to the Subscription Agreement, Robert R. Onstead and the Company have agreed to indemnify RFM Acquisition for damages relating to breaches of the representations, warranties, covenants and agreements contained in the Subscription Agreement. The Company will be required to indemnify RFM Acquisition for damages from breaches in an amount up to $10.0 million through the issuance of additional shares of Common Stock to RFM Acquisition, subject to a deductible of $2.5 million (except that such deductible will not apply to breaches of representations and warranties relating to the Company's Employee Stock Ownership Plan (the "ESOP") or to liabilities for taxes or breaches of agreements or covenants of the Company). Robert R. Onstead is obligated to indemnify RFM Acquisition for the next $3.0 million in indemnification obligations through the payment of cash (i) to RFM Acquisition in the case of a breach of the representation or warranty relating to the capital structure of the Company and (ii) otherwise to the Company. The number of additional shares that may be issued pursuant to the indemnification obligations of the Company is based on the fair market value of a share of Common Stock as of the date of issuance of such shares. Pursuant to separate agreements, the Company has agreed to indemnify RFM Acquisition in the event the Company incurs any liability from a claim filed against the Company by participants in the MSP. See "Risk Factors--MSP Litigation" and "Business--Litigation-- MSP Litigation."

    In connection with the consummation of the Recapitalization, the Company paid to KKR a fee of $8.0 million for negotiating the Recapitalization and arranging the financing therefor. The Company is also required to reimburse KKR for all of its expenses contemplated by the Subscription Agreement.

THE TENDER OFFER

    Pursuant to the Subscription Agreement, the Company purchased 5,585,186 shares of Common Stock at $16.00 per share in connection with the Tender Offer. These shares were allocated among three tender offer pools: (i) 1,104,336 shares held by the ESOP (the "ESOP Shares"), (ii) 200,435 shares of the 613,457 shares which are subject to repurchase obligations of the Company pursuant to pre-existing contractual arrangements with certain shareholders (such 613,457 shares being referred to as the "Putable Shares") and (iii) 4,280,415 shares (other than Putable Shares) held by holders of Common Stock other than the ESOP ("Non-ESOP Shares"). The number of shares subject to each tender offer pool represented approximately 33% of the ESOP Shares and the Non-ESOP Shares, and 35% of the Putable Shares, calculated as of April 1, 1997.

THE SHAREHOLDERS AGREEMENT

    RFM Acquisition and certain of the Company's shareholders, including RKO Management Ltd., Robert R. Onstead, Onstead Foundation, Onstead Charitable Remainder Unitrust, Onstead Family Trust for R. Randall Onstead, Jr., Onstead Family Trust for Ann Onstead Hill, Onstead Family Trust for Mary Onstead, Onstead Family Trust for Charlie Onstead, R. Randall Onstead, Jr., Mary Onstead, Charles Martin Onstead, R.C. Barclay Family Trust, Randall C. Barclay Estate, Bobby L. Gowens, Tom Arledge, Lee Straus, Terry Poyner, Mark Prestidge and Joe Rollins, entered into a voting, repurchase and shareholders agreement dated as of April 1, 1997 (the "Shareholders Agreement").

    The shareholders party to the Shareholders Agreement will have the right to participate pro rata in certain sales of Common Stock by RFM Acquisition or its affiliates (the "RFM Tag Along") and RFM Acquisition or its affiliates will have the right to require such shareholders to participate pro rata in certain sales by RFM Acquisition or its affiliates (the "RFM Drag Along").

                                USE OF PROCEEDS

    There will be no proceeds to the Company from the exchange of Notes pursuant to the Exchange Offer. The Company used the proceeds from the Equity Investment, together with approximately $278.0 million of aggregate proceeds from the issuance of the Old Notes and borrowings under the Credit Facilities to (i) consummate the Tender Offer for $89.4 million, (ii) apply $28.7 million to the Preferred Stock Redemption, (iii) apply $336.0 million to the Debt Prepayment,
(iv) pay the Make-Whole Premium (including accrued interest) of approximately $14.9 million and (v) pay an estimated $33.8 million in expenses and transaction fees. The Company, concurrently with the Closing, made an $11.3 payment in connection with the settlement of litigation relating to its ESOP. See "Business--Litigation".

    The indebtedness of the Company repaid in connection with the Recapitalization and the Financings (the "Old Indebtedness") consisted of (i) $144.5 million aggregate principal amount of loans under a term loan facility provided pursuant to the credit agreement dated as of November 1, 1993, as amended, among the Company, certain of its subsidiaries, the banks party thereto and Texas Commerce Bank National Association ("Texas Commerce"), as agent (the "TCB Credit Facility"), (ii) $55.0 million aggregate principal amount of loans under a $65.0 million revolving credit facility provided pursuant to the TCB Credit Facility, (iii) $39.5 million aggregate principal amount of 8.70% Series A Senior Notes due December 1, 2003 (the "Series A Senior Notes") issued pursuant to the note purchase agreement dated as of November 1, 1993, as amended, among the Company, certain of its subsidiaries and the insurance companies party thereto (the "Note Purchase Agreement"), (iv) $71.0 million aggregate principal amount of 9.16% Series B-1 Senior Notes due December 1, 2005 (the "Series B-1 Senior Notes") issued pursuant to the Note Purchase Agreement and (v) $25.0 million aggregate principal amount of 9.16% Series B-2 Senior Notes due December 1, 2003 (the "Series B-2 Senior Notes", together with the Series A Senior Notes and the Series B-1 Senior Notes, the "Senior Notes") issued pursuant to the Note Purchase Agreement.

    The sources and uses of the funds for the Recapitalization, the Financings and the related transactions, were as follows (dollars in thousands):

SOURCES OF FUNDS

Revolving Credit Facility.........................................................  $   3,000
Term Loan Facility................................................................    125,000
Old Notes.........................................................................    149,800
Equity Investment.................................................................    225,000
                                                                                    ---------
    Total sources.................................................................  $ 502,800
                                                                                    ---------
                                                                                    ---------

USES OF FUNDS

Tender Offer......................................................................  $  89,400
Preferred Stock Redemption........................................................     28,700
Debt Prepayment...................................................................    336,000
Make-Whole Premium (including accrued interest of $0.9 million)...................     14,900
Expenses and transaction fees(1)..................................................     33,800
                                                                                    ---------
    Total uses....................................................................  $ 502,800
                                                                                    ---------
                                                                                    ---------

(1) Includes a portion of the $11.3 million payment made by the Company in connection with the settlement of the ESOP litigation.

                                 CAPITALIZATION

    The following table sets forth as of October 18, 1997 the unaudited consolidated historical cash and cash equivalents and capitalization of the Company. This table should be read in conjunction with the notes thereto and the historical consolidated financial statements of the Company and its subsidiaries and the related notes thereto included elsewhere in this Prospectus.

                                                                                                       AS OF
                                                                                                    OCTOBER 18,
                                                                                                       1997
                                                                                                    -----------
(DOLLARS IN THOUSANDS)
Cash and equivalents..............................................................................   $  42,528
                                                                                                    -----------
                                                                                                    -----------
Debt:
  Capital lease obligations.......................................................................   $  79,394
  Other indebtedness..............................................................................       2,610
  Credit Facilities (1)...........................................................................     125,000
  Old Notes.......................................................................................     149,761
                                                                                                    -----------
    Total debt....................................................................................     356,765
Redeemable Common Stock...........................................................................       4,337
Stockholders' equity..............................................................................     217,475
                                                                                                    -----------
    Total capitalization..........................................................................   $ 578,577
                                                                                                    -----------
                                                                                                    -----------

------------------------

(1) As of October 18, 1997, the Company had availability of $224.0 million under the Revolving Credit Facility (reduced to reflect $1.0 million of outstanding letters of credit). See "Description of Credit Facilities."

              PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENT

    The following unaudited pro forma consolidated condensed financial statement (the "Pro Forma Financial Statement") has been derived by the application of pro forma adjustments to the Company's historical consolidated financial statements included elsewhere in this Prospectus. The pro forma consolidated condensed statements of operations for the period presented give effect to the Recapitalization, the Financings and the related transactions (including the offering of the Old Notes) as if such transactions were consummated as of June 30, 1996 (the first day of fiscal year 1997). The adjustments are described in the accompanying notes. The Pro Forma Financial Statement should not be considered indicative of actual results that would have been achieved had the Recapitalization, the Financings and the related transactions (including the offering of the Old Notes) been consummated for the period indicated and does not purport to indicate results of operations for any future period. The Pro Forma Financial Statement should be read in conjunction with the Company's historical consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

            PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

                             (DOLLARS IN THOUSANDS)

                                  (UNAUDITED)

                                                                                    52 WEEKS ENDED JUNE 28, 1997
                                                                               ---------------------------------------
                                                                                             PRO FORMA
                                                                               HISTORICAL   ADJUSTMENTS     PRO FORMA
                                                                               ---------  ---------------  -----------
Net sales....................................................................  $2,344,983    $  --          $2,344,983
Cost of sales................................................................  1,710,345        --          1,710,345
                                                                               ---------       -------     -----------
  Gross profit...............................................................    634,638        --            634,638
Store operating, selling and administrative expenses.........................    558,065        --            558,065
Depreciation and amortization................................................     48,875        --             48,875
Interest expense, net........................................................     36,828        (2,175)(a)     34,653
Litigation and severance/benefits............................................     14,012        --             14,012
Estimated store closing costs................................................     32,790        --             32,790
                                                                               ---------       -------     -----------
  Income (loss) before income taxes and extraordinary item...................    (55,932)        2,175        (53,757)
(Benefit) provision for income taxes.........................................    (15,215)          827(b)     (14,388)
                                                                               ---------       -------     -----------
  Income (loss) before extraordinary item....................................  $ (40,717)    $   1,348      $ (39,369)
                                                                               ---------       -------     -----------
                                                                               ---------       -------     -----------
Pro forma ratio of earnings to fixed charges (c).............................                                  (c)
                                                                                                           -----------
                                                                                                           -----------

--------------------------
(a) The pro forma adjustments to net interest expense reflect the following:

                                                                                        FOR THE
                                                                                     PERIOD ENDED
                                                                                     -------------
                                                                                     JUNE 28, 1997
                                                                                     -------------
Interest on historical debt repaid(1):
  Revolving credit facility........................................................    $  (3,720)
  Term loan facility...............................................................      (11,750)
  Senior Notes.....................................................................      (12,336)
Interest expense on new debt (2):
  Revolving Credit Facility........................................................          249
  Term Loan Facility...............................................................        8,913
  Notes............................................................................       14,063
Amortization of deferred financing costs (eight years).............................        2,406
                                                                                     -------------
  Total adjustment.................................................................    $  (2,175)
                                                                                     -------------
                                                                                     -------------

     -------------------------
       1) The details of the amounts and interest rates relating to the historical debt repaid are listed under "Use of Proceeds."
       2) Reflects assumed weighted average interest rates of 7.16% on $3.0 million under the Revolving Credit Facility, an effective yield of 9.40% on $150.0 million aggregate principal amount of the Notes, and an interest rate of 7.13% on $125.0 million of borrowings under the Term Loan Facility.

       A 0.25% increase or decrease in the assumed average interest on borrowings under the Credit Facilities would change the pro forma interest expense by $0.3 million for the period ended June 28, 1997 and the pro forma net earnings (loss) would change by approximately $0.2 million. For fiscal year 1997, each $1.0 million increase or decrease in the Revolving Credit Facility would change pro forma net interest expense by approximately $0.1 million. The pro forma net earnings (loss) would change by approximately $0.1 million.

(b) The adjustment reflects the tax effect of the pro forma adjustments at a 38% effective tax rate.

(c) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, plus fixed charges (net of capitalized interest). Fixed charges consist of interest expense on all indebtedness and capitalized interest, amortization of deferred financing costs, and one-third of rental expense on operating leases representing that portion of rental expense deemed by the Company to be attributable to interest. The Company's pro forma earnings, which include certain non-recurring charges, would have been insufficient to cover fixed charges by $53.8 million for fiscal year 1997.

      SELECTED HISTORICAL CONSOLIDATED CONDENSED FINANCIAL AND OTHER DATA

    The following table sets forth selected historical consolidated condensed financial and other data for the Company. The historical consolidated financial statements of the Company for fiscal year 1997 have been audited by Deloitte & Touche LLP and the historical consolidated financial statements for fiscal years 1996, 1995, the fiscal year ended June 25, 1994 ("fiscal year 1994") and the fiscal year ended June 26, 1993 ("fiscal year 1993") have been audited by Arthur Andersen LLP. The historical consolidated financial data as of June 28, 1997 and June 29, 1996 and for the fiscal years 1997, 1996 and 1995 have been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. The historical unaudited consolidated financial data for the 16 weeks ended October 18, 1997 and October 19, 1996 have been derived from, and should be read in conjunction with, the unaudited consolidated financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the unaudited consolidated financial statements of the Company. Interim results for the 16 weeks ended October 18, 1997 are not necessarily indicative of results that can be expected for the fiscal year ending June 27, 1998. See "Pro Forma Consolidated Condensed Financial Statement," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and notes thereto included elsewhere in this Prospectus.

      SELECTED HISTORICAL CONSOLIDATED CONDENSED FINANCIAL AND OTHER DATA

                                                         UNAUDITED
                                                       16 WEEKS ENDED                       FISCAL YEAR ENDED
                                                  ------------------------  --------------------------------------------------
                                                  OCTOBER 18,  OCTOBER 19,   JUNE 28,     JUNE 29,     JUNE 24,     JUNE 25,
(DOLLARS IN THOUSANDS)                               1997         1996         1997         1996         1995         1994
------------------------------------------------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                            (52 WEEKS)   (53 WEEKS)   (52 WEEKS)   (52 WEEKS)
OPERATING DATA:
Net sales.......................................   $ 719,377    $ 683,705    $2,344,983   $2,368,645   $2,328,247   $2,304,524
Cost of sales...................................     522,237      500,924    1,710,345    1,737,987    1,728,698    1,718,761
                                                  -----------  -----------  -----------  -----------  -----------  -----------
  Gross profit..................................     197,140      182,781      634,638      630,658      599,549      585,763
Store operating, selling and administrative
  expenses......................................     163,979      154,908      558,065      507,894      501,634      495,280
Depreciation and amortization...................      15,117       13,314       48,875       45,814       47,447       45,065
Interest expense, net(1)........................      10,522       11,162       36,828       38,981       43,411       50,442
(Gain) on sale of warehouse.....................      --           --           --           --           --           (5,187)
Litigation charge(2)............................      --           --            9,500        1,000       --           --
Severance/benefits charge(3)....................      --           --            4,512       --           --           --
Estimated store closing costs...................      --           --           32,790(4)      1,215      --           --
  Income (loss) before income taxes and
    extraordinary item..........................       7,522        3,397      (55,932)      35,754        7,057          163
Benefit (provision) for income taxes............      (3,780)      (2,188)      15,215      (16,316)      (7,020)      (3,667)
                                                  -----------  -----------  -----------  -----------  -----------  -----------
  Income (loss) before extraordinary item.......       3,742        1,209      (40,717)      19,438           37       (3,504)
Loss on extinguishment of debt(5)...............      --           --           (9,798)      --           --           --
                                                  -----------  -----------  -----------  -----------  -----------  -----------
  Net income (loss).............................   $   3,742    $   1,209    $ (50,515)   $  19,438    $      37    $  (3,504)
                                                  -----------  -----------  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------  -----------  -----------
Ratio of earnings to fixed charges(6)...........        1.48x        1.22x      --             1.67x        1.13x        1.00x

OTHER DATA:
EBITDA(7)(8)....................................   $  33,161    $  27,873    $  29,771    $ 120,549    $  97,915    $  90,483
Capital expenditures(9).........................      22,025       37,085       73,864       66,131       59,850       79,279
Stores open at end of period(10)................         117          118          121          120          120          121

BALANCE SHEET DATA (END OF PERIOD):
Working capital.................................   $  25,534    $  13,762    $  11,429    $  29,895    $  30,186    $  44,211
Total assets....................................     879,057      848,669      862,374      823,265      816,790      876,820
Total debt and capital lease obligations........     356,765      446,821      362,148      437,982      463,944      533,273
Redeemable Common Stock.........................       4,337       25,801        5,002       31,045       18,749       16,097
Stockholders' equity............................     217,475      142,521      213,361      136,650      134,753      128,165

CASH FLOW DATA:
Cash flows from operating activities............   $  32,579    $  20,703    $  18,392    $  63,846    $  53,508    $  62,239
Cash flows from investing activities............      (8,714)     (28,100)     (48,468)     (33,782)        (108)       7,651
Cash flows from financing activities............      (4,452)       8,239       21,505      (31,229)     (54,331)    (107,037)


                                                   JUNE 26,
(DOLLARS IN THOUSANDS)                               1993
------------------------------------------------  -----------
                                                  (52 WEEKS)
OPERATING DATA:
Net sales.......................................   $2,038,360
Cost of sales...................................   1,520,094
                                                  -----------
  Gross profit..................................     518,266
Store operating, selling and administrative
  expenses......................................     405,434
Depreciation and amortization...................      46,189
Interest expense, net(1)........................      58,553
(Gain) on sale of warehouse.....................      --
Litigation charge(2)............................      --
Severance/benefits charge(3)....................      --
Estimated store closing costs...................      --
  Income (loss) before income taxes and
    extraordinary item..........................       8,090
Benefit (provision) for income taxes............      (6,772)
                                                  -----------
  Income (loss) before extraordinary item.......       1,318
Loss on extinguishment of debt(5)...............      13,633
                                                  -----------
  Net income (loss).............................   $ (12,315)
                                                  -----------
                                                  -----------
Ratio of earnings to fixed charges(6)...........        1.12x
OTHER DATA:
EBITDA(7)(8)....................................   $ 112,832
Capital expenditures(9).........................      51,543
Stores open at end of period(10)................         109
BALANCE SHEET DATA (END OF PERIOD):
Working capital.................................   $  78,862
Total assets....................................     934,416
Total debt and capital lease obligations........     598,020
Redeemable Common Stock.........................      36,460
Stockholders' equity............................     112,396
CASH FLOW DATA:
Cash flows from operating activities............   $ 101,453
Cash flows from investing activities............     (81,010)
Cash flows from financing activities............      (9,233)

     See Notes to Selected Historical Consolidated Financial and Other Data

  NOTES TO SELECTED HISTORICAL CONSOLIDATED CONDENSED FINANCIAL AND OTHER DATA

(1) Represents interest expense net of interest income.

(2) Represents a charge recorded in connection with the settlement of litigation relating to the ESOP. See "Business-- Litigation."

(3) Represents a charge recorded in connection with the recent or anticipated departure of certain executives and other employees of the Company, as well as certain charges relating to benefits granted under certain employment agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) Represents a charge recorded in connection with the Company's decision to close, replace or sell approximately 20 stores, two of which had been closed at the end of fiscal year 1997.

(5) The net loss for the fiscal year 1993 reflects an extraordinary loss of $13.6 million resulting from the retirement of a total of $224.7 million aggregate principal amount of 16% subordinated discount debentures and $78.6 million aggregate principal amount of 14% senior subordinated debentures. The net loss for fiscal year 1997 reflects an extraordinary loss of $9.8 million resulting from the early extinguishment of debt, net of tax.

(6) For purposes of determining the ratio of earnings to fixed charges, refinanced in the Recapitalization, earnings are defined as earnings before income taxes, plus fixed charges (net of capitalized interest). Fixed charges consist of interest expense on all indebtedness and capitalized interest, amortization of deferred financing costs, and one-third of rental expense on operating leases representing that portion of rental expense deemed by the Company to be attributable to interest. For fiscal year 1997, the deficiency in earnings to cover fixed charges was $55.9 million.

(7) "EBITDA" represents earnings before net interest expense, income taxes and depreciation and amortization. EBITDA is not intended to represent cash flows from operations as defined by GAAP and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. EBITDA is included in this Prospectus as it is a basis upon which the Company assesses its financial performance and certain covenants in the Company's borrowing arrangements are tied to similar measures.

(8) Included in EBITDA for fiscal year 1997 are $63.4 million of charges to record an inventory charge, a year-end closed store accrual (see footnote
    4), the settlement of the ESOP litigation (see footnote 2), costs associated with implementation of the Company's frequent shopper program, severance accrual (see footnote 3), compensation expense related to the issuance of shares of restricted Common Stock to certain employees and accruals for transaction costs related to the Recapitalization and the Financings, sales taxes, payroll taxes, legal expenses, rent and other payables. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

(9) Capital expenditures include purchases of real estate, buildings and equipment. Certain items included in capital expenditures are subsequently financed through sale leaseback transactions. In fiscal years 1994, 1995, 1996, 1997 and first quarter 1998, proceeds from asset sales (a substantial portion of which were sale leasebacks of certain real estate properties) were $78.3 million, $59.3 million, $30.3 million, $55.4 million and $12.2 million, respectively. For fiscal year 1994, capital expenditures include $22.3 million relating to the acquisition of 15 stores in Austin and Houston from Appletree Markets, Inc.

(10) The following sets forth additional information concerning changes in the Company's store base:

                                                16 WEEKS ENDED                           FISCAL YEAR ENDED
                                       --------------------------------  --------------------------------------------------
                                         OCTOBER 18,      OCTOBER 19,     JUNE 28,     JUNE 29,     JUNE 24,     JUNE 25,
                                            1997             1996           1997         1996         1995         1994
                                       ---------------  ---------------  -----------  -----------  -----------  -----------
TOTAL STORES:
  Beginning of period................           121              120            120          120          121          109
    Newly constructed................             1                2              8            4            3            5
    Acquired.........................             0                1              2            0            0           15(b)
    Closed...........................            (5)              (5)            (9)          (4)          (4)          (8)(b)
                                                ---              ---          -----          ---          ---          ---
  End of period......................           117(a)           118            121          120          120          121
                                                ---              ---          -----          ---          ---          ---
                                                ---              ---          -----          ---          ---          ---


                                        JUNE 26,
                                          1993
                                       -----------
TOTAL STORES:
  Beginning of period................          45
    Newly constructed................           4
    Acquired.........................          63(c)
    Closed...........................          (3)
                                              ---
  End of period......................         109
                                              ---
                                              ---

------------------------------

(a) Includes 14 stores that, as of October 18, 1997, the Company has decided to close, replace or sell.

(b) Reflects the acquisition of 15 stores in Austin and Houston from AppleTree Markets, Inc. and the immediate closure of three of such stores in Austin.

(c) Includes the acquisition by the Company in August 1992 of 100% of the stock of Cullum (representing 62 TOM THUMB stores).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                             RESULTS OF OPERATIONS

    The following discussion and analysis of the results of operations of the Company covers periods before completion of the Recapitalization, the Financings and the related transactions. Accordingly, the discussion and analysis of such periods does not reflect the significant impact that the Recapitalization, the Financings and the related transactions will have on the Company. However, since the Recapitalization occurred prior to the close of fiscal year 1997, the balance sheet of the Company as of June 28, 1997, and hence the discussion of liquidity and capital resources, reflects the impact of the Recapitalization and the Financings. See "Risk Factors," "Pro Forma Consolidated Condensed Financial Statement" and the discussion below under "-- Liquidity and Capital Resources" for further discussion relating to the impact that the Recapitalization, the Financings and the related transactions had and may in the future have on the Company.

GENERAL

    The Company operates a chain of 117 supermarkets primarily under the RANDALLS and TOM THUMB banners in the Houston, Dallas/Fort Worth and Austin metropolitan areas. The Company operates on a 52 or 53 week fiscal year ending on the last Saturday of June. The consolidated statements of operations for fiscal years 1995 and 1997 include 52 weeks of operations while fiscal year 1996 includes 53 weeks of operations. Same store sales is defined as net sales for stores in operation in each of the entire current fiscal period and the comparable period of the prior fiscal year. Replacement stores are included in the same store sales calculation. A replacement store is defined as a store that is opened to replace a store that is closed nearby. At the close of fiscal year 1997, the Company selected 20 stores to be closed, replaced or sold. See "Business--Store Development."

COMPARISON OF 16 WEEKS ENDED OCTOBER 18, 1997 TO 16 WEEKS ENDED OCTOBER 19, 1996

    A table showing the percentage of net sales represented by certain items in the Company's consolidated condensed statements of operations is as follows:

                                     16 WEEKS ENDED        16 WEEKS ENDED
(DOLLARS IN THOUSANDS)              OCTOBER 18, 1997      OCTOBER 19, 1996
                                  --------------------  --------------------
Net sales.......................  $ 719,377      100.0% $ 683,705      100.0%
Cost of sales...................    522,237       72.6    500,924       73.3
                                  ---------  ---------  ---------  ---------
  Gross profit..................    197,140       27.4    182,781       26.7
Store operating, selling and
  administrative expenses.......    163,979       22.8    154,908       22.7
Depreciation and amortization...     15,117        2.1     13,314        1.9
Interest expense, net...........     10,522        1.5     11,162        1.6
Litigation charge...............         --         --         --         --
Severance/benefits charge.......         --         --         --         --
Estimated store closing costs...         --         --         --         --
Income before income taxes and
  extraordinary item............      7,522        1.0      3,397        0.5
Benefit (provision) for income
  taxes.........................     (3,780)      (0.5)    (2,188)      (0.3)
Loss on extinguishment of
  debt..........................         --         --         --         --
                                  ---------  ---------  ---------  ---------
Net income......................  $   3,742        0.5% $   1,209        0.2%
                                  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------
EBITDA..........................  $  33,161        4.6% $  27,873        4.1%
                                  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------

NET SALES

    Net sales increased by $35.7 million, or 5.2%, during first quarter 1998 as compared to the 16 weeks ended October 19, 1996 ("first quarter 1997"). The increase is primarily attributable to additional sales of $39.8 million generated from the opening of one new store during first quarter 1998 and the operation in first quarter 1998 of six stores (excluding four replacement stores) opened during fiscal year 1997. In addition, the Company experienced an increase in same store sales of 2.0% in first quarter 1998. These increases were offset by a decline of $13.7 million generated from the closing of two stores (in addition to three stores closed at quarter end) during first quarter 1998 and the closing of five stores (excluding four stores which were closed and replaced) in fiscal year 1997 which were operating in first quarter 1997.

    The Company's trend in same store sales has improved from a decrease of 3.6% during first quarter 1997 to an increase of 2.0% during first quarter 1998. This improvement has resulted from the success of the frequent shopper program introduced in October 1996, other marketing initiatives and the contribution of four replacement stores. The Company cannot predict whether the improvement in the trend in same store sales that occurred in first quarter 1998 will continue in future periods, and as a result, there can be no assurance that such trend will continue or will not be reversed in future periods.

GROSS PROFIT

    Gross profit increased by $14.4 million and, as a percentage of net sales, increased to 27.4% for first quarter 1998 from 26.7% for first quarter 1997. This increase is attributable primarily to an increased level of sales, an increase in vendor rebates and higher margins from new and replacement stores. The higher gross margins of new and replacement stores are due to their larger formats, more expansive specialty departments and broader range of products and services.

STORE OPERATING, SELLING AND ADMINISTRATIVE EXPENSES

    Store operating, selling and administrative expenses increased by $9.1 million and, as a percentage of net sales, increased to 22.8% for first quarter 1998 from 22.7% for first quarter 1997. The increase is the result of expenditures to introduce and promote the Company's frequent shopper program, bonus awards, expenses related to the introduction and operation of the Company's PEAPOD on-line ordering and home delivery program, and store occupancy costs of new and replacement stores in excess of the occupancy costs of closed stores. The Company is focused on reducing store operating, selling and administrative expenses and, although there can be no assurance, does not expect these expenses to increase as a percentage of net sales in future periods of fiscal year 1998.

EBITDA

    EBITDA increased by $5.3 million and, as a percentage of net sales, increased to 4.6% for first quarter 1998 from 4.1% for first quarter 1997. Operating income increased by $3.5 million and, as a percentage of net sales, increased to 2.5% for first quarter 1998 from 2.1% for first quarter 1997. This increase is attributable to the increase in gross profit, offset partially by the increase in store operating, selling and administrative expenses, as described above.

DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense increased by $1.8 million and, as a percentage of net sales, increased to 2.1% for first quarter 1998 from 1.9% for first quarter 1997. This increase is primarily due to new stores opened in fiscal 1997 and first quarter 1998.

INTEREST EXPENSE, NET

    Net interest expense for first quarter 1998 declined by $0.6 million compared to first quarter 1997 due primarily to a net reduction of debt.

(PROVISION) FOR INCOME TAXES

    The provision for income taxes for first quarter 1998 was $3.8 million compared to $2.2 million for first quarter 1997.

NET INCOME

    Net income for first quarter 1998 was $3.7 million compared to net income of $1.2 million for first quarter 1997.

COMPARISON OF FISCAL YEARS 1997 AND 1996

    A table showing the percentage of net sales represented by certain items in the Company's consolidated condensed statements of operations is as follows:

                                             FISCAL YEAR ENDED        FISCAL YEAR ENDED
(DOLLARS IN THOUSANDS)                         JUNE 28, 1997            JUNE 29, 1996
                                          -----------------------  -----------------------
                                                (52 WEEKS)               (53 WEEKS)
Net sales...............................  $  2,344,903      100.0% $  2,368,645      100.0%
Cost of sales...........................     1,710,345       72.9     1,737,987       73.4
                                          ------------  ---------  ------------  ---------
  Gross profit..........................       634,638       27.1       630,658       26.6
Store operating, selling and
  administrative expenses...............       558,065       23.8       507,894       21.5
Depreciation and amortization...........        48,875        2.1        45,814        1.9
Interest expense, net...................        36,828        1.6        38,981        1.6
Litigation charge.......................         9,500        0.4         1,000     --
Severance/benefits charge...............         4,512        0.2       --          --
Estimated store closing costs...........        32,790        1.4         1,215     --
Income (loss) before income taxes and
  extraordinary item....................       (55,932)      (2.4)       35,754        1.5
Benefit (provision) for income taxes....        15,215        0.6       (16,316)      (0.7)
Loss on extinguishment of debt..........         9,798        0.4       --          --
                                          ------------  ---------  ------------  ---------
Net income (loss).......................  $    (50,515)      (2.2)% $     19,438       0.8%
                                          ------------  ---------  ------------  ---------
                                          ------------  ---------  ------------  ---------
EBITDA..................................  $     29,771        1.3% $    120,549        5.1%
                                          ------------  ---------  ------------  ---------
                                          ------------  ---------  ------------  ---------

NET SALES

    Net sales decreased by $23.7 million, or 1.0%, during fiscal year 1997 as compared to fiscal year 1996. The decrease in net sales is attributable to the additional week of operations in fiscal year 1996. Based on a comparable 52 week year, net sales increased by $18.8 million, or 0.8% of net sales. The increase is primarily attributable to additional sales of $93.5 million generated from the opening of six new stores during fiscal year 1997 and the operation for fiscal year 1997 of three stores opened during fiscal year 1996. This increase was offset by a decline in same store sales of 1.45% from fiscal year 1996 due to continued competitor store openings and remodels, and a decrease in sales of $41.7 million from fiscal year 1996 due to the closure of five stores during fiscal year 1997, two more than were closed during fiscal year 1996.

    The Company's trend in same store sales has improved during fiscal year 1997 from a decrease of 3.6% in the first quarter, to a decrease of 1.3% in the second quarter, to an increase of 0.1% in the third quarter, to an increase of 0.3% in the fourth quarter. This improvement has resulted from the introduction of the frequent shopper program and other marketing initiatives and the contribution of three replacement stores. The Company cannot predict whether the improvement in the trend in same store sales that occurred in fiscal year 1997 will continue in future periods, and as a result, there can be no assurance that such trend will continue or will not be reversed in future periods.

GROSS PROFIT

    Gross profit increased by $4.0 million and, as a percentage of net sales, increased to 27.1% for fiscal year 1997 from 26.6% for fiscal year 1996. This increase is attributable to higher margins from new and replacement stores, an increase in vendor rebates, as well as the impact for fiscal year 1997 of price increases implemented by the Company late in the second quarter of fiscal year 1996. The higher gross margins of new and replacement stores are due to their larger formats, more expansive specialty departments and broader range of products and services.

STORE OPERATING, SELLING AND ADMINISTRATIVE EXPENSES

    Store operating, selling and administrative expenses increased by $50.2 million and, as a percentage of net sales, increased to 23.8% for fiscal year 1997 from 21.5% for fiscal year 1996. The increase is the result of increased advertising expenditures to introduce and promote the Company's frequent shopper program, expenses related to the introduction and start-up of the Company's PEAPOD on-line ordering and home delivery program, store occupancy costs of new and replacement stores in excess of the occupancy costs of closed stores, and an increase in labor and benefit costs associated in part with the new and replacement stores. Also included in store operating, selling and administrative expenses for fiscal year 1997 are $19.3 million of charges, including recognition of compensation expense in connection with the issuance of restricted Common Stock to certain of its employees, charges to record accruals for sales taxes, payroll taxes, legal expenses, rent and other payables, an inventory charge, costs associated with implementation of the frequent shopper program and transaction costs related to the Recapitalization and the Financings. The Company is focused on reducing store operating, selling and administrative expenses and, although there can be no assurance, does not expect these expenses to increase as a percentage of net sales in fiscal year 1998 as compared to fiscal year 1997.

EBITDA

    EBITDA declined by $90.8 million from fiscal year 1996 and, as a percentage of net sales, declined to 1.3% for fiscal year 1997 from 5.1% for fiscal year 1996. Operating income (loss) declined by $93.9 million from fiscal year 1996 and, as a percentage of net sales, declined to 0.1% for fiscal year 1997 from 3.2% for fiscal year 1996. This decrease is attributable to the increase in store operating, selling and administrative expenses described above, partially offset by the $4.0 million increase in gross profit as described above, and an additional $44.1 million of other charges. Included in the other charges are a year-end closed store charge of $30.1 million, settlement of the ESOP litigation for $9.5 million and a severance charge of $4.5 million.

DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense increased by $3.0 million and, as a percentage of net sales, increased to 2.1% for fiscal year 1997 from 1.9% for fiscal year 1996. This increase is primarily due to new store openings during fiscal year 1997.

INTEREST EXPENSE, NET

    Net interest expense for fiscal year 1997 declined by $2.1 million compared to fiscal year 1996 due primarily to a net reduction of debt. The refinancing of the TCB Credit Facility and the Senior Notes that occurred on June 27, 1997 had minimal impact on interest expense for fiscal year 1997.

LITIGATION CHARGE

    During fiscal year 1995, the Company was named as a defendant in a class action lawsuit alleging the violation of various federal and state laws in connection with the operation of the ESOP. The Company and other defendants elected to settle the suit for $16.5 million, of which the Company was liable for $11.3 million plus $0.2 million in administrative expenses. Net of insurance proceeds, the Company paid $10.5 million in the aggregate in connection with the settlement. During fiscal year 1997 the Company increased its existing litigation reserves by $9.5 million to fully reserve for such matter. See "Business--Litigation."

SEVERANCE/BENEFITS CHARGE

    For fiscal year 1997, the Company recorded a non-recurring charge of $4.5 million representing a reserve recorded in connection with the recent or anticipated departures of certain executives and other employees of the Company, as well as certain charges relating to benefits granted under certain employment agreements.

ESTIMATED STORE CLOSING COSTS

    For fiscal year 1997, the Company recorded a charge of $32.8 million which includes $3.7 million relating to stores that were closed or sold in fiscal year 1997 and $29.1 million related to 20 stores that the Company had decided, as of June 28, 1997, to close, replace or sell, two of which had been closed as of June 28, 1997. These costs include estimated inventory losses of $3.0 million, lease termination costs of $11.7 million and losses related to the impairment of certain store assets for the stores to be closed of $18.1 million. The Company believes that planned replacement stores will generate revenues and operating income in excess of the stores to be replaced after giving effect to increases in store occupancy costs, labor and benefits associated with such replacement stores. The Company believes that planned closures and sales of stores will result in reduced revenues of approximately $100 million per year, but increases in operating income of approximately $5 million per year. Management's plan currently provides for various replacement, sale and closing dates from June 1997 to June 1999.

BENEFIT (PROVISION) FOR INCOME TAXES

    The benefit for income taxes for fiscal year 1997 was $21.2 million due to a loss before income taxes of $55.9 million and early extinguishment of debt of $9.8 million. The benefit consists of $15.2 million related to loss before income taxes and extraordinary item and $6.0 million related to extraordinary item.

NET INCOME (LOSS)

    Net loss for fiscal year 1997 was $50.5 million compared to net earnings of $19.4 million for fiscal year 1996.

COMPARISON OF FISCAL YEARS 1996 AND 1995

    A table showing the percentage of net sales represented by certain items in the Company's condensed consolidated statements of operations is as follows:

                                             FISCAL YEAR ENDED        FISCAL YEAR ENDED
(DOLLARS IN THOUSANDS)                         JUNE 29, 1996            JUNE 24, 1995
                                          -----------------------  -----------------------
                                                (53 WEEKS)               (52 WEEKS)
Net sales...............................  $  2,368,645      100.0% $  2,328,247      100.0%
Cost of sales...........................     1,737,987       73.4     1,728,698       74.2
                                          ------------  ---------  ------------  ---------
  Gross profit..........................       630,658       26.6       599,549       25.8
Store operating, selling and
  administrative expenses...............       510,109       21.5       501,634       21.5
Depreciation and amortization...........        45,814        1.9        47,447        2.0
Interest expense, net...................        38,981        1.6        43,411        1.9
                                          ------------  ---------  ------------  ---------
Income before income taxes..............        35,754        1.5         7,057        0.3
(Provision) for income taxes............       (16,316)       0.7        (7,020)       0.3
                                          ------------  ---------  ------------  ---------
Net income..............................  $     19,438        0.8% $         37        0.0%
                                          ------------  ---------  ------------  ---------
                                          ------------  ---------  ------------  ---------
EBITDA..................................  $    120,549        5.1% $     97,915        4.2%
                                          ------------  ---------  ------------  ---------
                                          ------------  ---------  ------------  ---------

NET SALES

    Net sales increased by $40.4 million, or 1.7%, during fiscal year 1996 as compared to fiscal year 1995. Included in this increase is approximately $44.7 million of net sales resulting from the additional week of operations in fiscal year 1996. In addition, this increase is attributable to additional sales of $86.6 million generated from the opening of three new stores in fiscal year 1996 and the operation for the entire fiscal year 1996 of three new stores opened in fiscal year 1995, which was offset by a decrease in sales of $32.0 million from the closure of four stores in fiscal year 1996 and the closure of four stores in fiscal year 1995 and a decline in same store sales of 2.5% due to continued competitor store openings and remodels.

GROSS PROFIT

    Gross profit increased by $31.1 million and, as a percentage of net sales, increased to 26.6% for fiscal year 1996 from 25.8% for fiscal year 1995. Included in this increase is approximately $11.9 million of gross profit resulting from the additional week of operations in the 53 week fiscal year 1996. The remainder of the increase is due primarily to an increase in the amount of vendor rebates and the effect of price increases implemented by the Company late in the second quarter of fiscal year 1996. The increase in vendor rebates is due to the Company negotiating for additional vendor rebates resulting in lower net product costs instead of receiving advertising allowances which are recorded as a credit to store operating, selling and administrative expenses.

STORE OPERATING, SELLING AND ADMINISTRATIVE EXPENSES

    Store operating, selling and administrative expenses increased by $8.5 million for fiscal year 1996 compared to fiscal year 1995. As a percentage of net sales, store operating, selling and administrative expenses has remained constant at 21.5% of net sales for each of fiscal years 1996 and 1995. Included in store operating, selling and administrative expenses is approximately $9.6 million of expenses resulting from the additional week of operations in the 53 week fiscal year of 1996. The remainder of the increase is also the result of a number of other factors, including store occupancy costs of new and replacement stores in excess of the occupancy costs of closed stores, the full year impact of rent expense associated with seven stores that were sold and leased back in fiscal year 1995. In addition, the Company negotiated for lower advertising allowances which are recorded as a credit to store operating, selling and administrative expenses, in exchange for increased vendor rebates to lower net product costs (as described above under

"-- Gross Profit"). These increases were offset by a decline in gross advertising expenses, professional fees and other operating expenses.

EBITDA

    EBITDA increased by $22.6 million and, as a percentage of net sales, increased to 5.1% for fiscal year 1996 from 4.2% for fiscal year 1995. Operating income increased by $24.2 million and, as a percentage of net sales, increased to 3.2% for fiscal year 1996 from 2.2% for fiscal year 1995. The increase in EBITDA and operating income is attributable to the increase in gross profit partially offset by the increase in store operating, selling and administrative expenses as described above.

DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense decreased $1.6 million and, as a percentage of net sales, decreased to 1.9% for fiscal year 1996 from 2.0% for fiscal year 1995. The decrease in expense of $1.6 million is attributed to reduced capital expenditures for store fixtures and equipment in fiscal year 1996 as compared to fiscal year 1995.

INTEREST EXPENSE, NET

    Net interest expense for fiscal year 1996 declined by $4.4 million compared to fiscal year 1995 due primarily to a net reduction of debt of $26.0 million.

PROVISION FOR INCOME TAXES

    The provision for income taxes for fiscal year 1996 increased by $9.3 million compared to fiscal year 1995 due to the increase in earnings before income taxes to $35.8 million for fiscal year 1996 compared to earnings before income taxes of $7.1 million for fiscal year 1995.

NET EARNINGS

    Net earnings for fiscal year 1996 increased by $19.4 million to $19.4 million from net earnings of $37,000 for fiscal year 1995.

LIQUIDITY AND CAPITAL RESOURCES

    The Company is a holding company, and as a result, the Company's operating cash flow and its ability to service its indebtedness, including the Exchange Notes, is dependent upon the operating cash flow of its subsidiaries and the payment of funds by such subsidiaries to the Company in the form of loans, dividends or otherwise.

    The Company's principal sources of liquidity are expected to be cash flow from operations, borrowings under the Revolving Credit Facility and proceeds from the sale leaseback of real estate properties. Management anticipates that the Company's principal uses of liquidity will be to provide working capital, meet debt service requirements and finance the Company's expansion and remodeling plans. Management believes that cash flows generated from operations and borrowings under the Credit Facilities will adequately provide for its working capital and debt service needs and will be sufficient to fund the Company's expected capital expenditures.

    The Credit Facilities are comprised of the Term Loan Facility and the Revolving Credit Facility. In the future, the Company will use the proceeds from the Revolving Credit Facility to provide for working capital requirements and the implementation of the Company's strategy to expand and enhance its store base and optimize its distribution facility. At Closing, all amounts outstanding under the TCB Credit Facility were repaid and the commitments thereunder terminated and the Senior Notes were similarly retired. As of October 18, 1997, the Company had $224.0 million available (reduced by $1.0 million to reflect outstanding letters of credit) to be borrowed under the Revolving Credit Facility.

    Historically, the Company has funded working capital requirements, capital expenditures and other cash requirements primarily through cash flow from operations and borrowings under the revolving credit facility of the TCB Credit Facility and the proceeds of sale leasebacks. In first quarter 1998 and fiscal years 1997, 1996 and 1995, operating activities generated cash of $32.6 million, $18.4 million, $63.8 million and $53.5 million, respectively. Net borrowings (repayments) of revolving loans under the Company's credit facilities were $(3.0) million, $3.0 million, $17.0 million and $(14.0) million during first quarter 1998 and fiscal years 1997, 1996 and 1995, respectively.

    Cash flows used in (or provided by) investing activities were $8.7 million, $48.5 million, $33.8 million and $0.1 million in first quarter 1998 and fiscal years 1997, 1996 and 1995, respectively. Capital expenditures include expenditures related to the construction of new stores, the purchase of real estate, the remodeling of existing stores, ongoing store expenditures for equipment and maintenance, as well as expenditures relating to warehousing, distribution, manufacturing facilities and equipment, data processing and computer equipment. To finance store development, the Company has traditionally purchased real estate and constructed stores from operating cash flows and from the proceeds of its revolving credit facility and then entered into sale leaseback transactions, the proceeds of which were applied to reduce debt incurred to construct the stores. Capital expenditures since fiscal year 1994 were primarily financed from internally generated funds, proceeds from the sale of real estate properties (including sale leaseback transactions) and borrowings under the TCB Credit Facility. In first quarter 1998 and fiscal years 1997, 1996 and 1995, capital expenditures were $22.0 million, $73.9 million, $66.1 million and $59.9 million, respectively. Proceeds from asset sales (a substantial portion of which were sale leasebacks of certain real estate properties) totaled $55.4 million during fiscal year 1997 compared to $30.3 million during fiscal year 1996. As a result of the disposal of certain assets, a gain of $0.9 million was recognized during fiscal year 1997. The Company expects to accelerate its store development program and optimize its distribution system which will result in a level of capital expenditures significantly in excess of historical levels. For fiscal year 1998, the Company expects to make approximately $70.0 million of capital expenditures to open five new stores, commence construction on seven new stores and purchase land for three new stores, and make approximately $55.0 million of capital expenditures to renovate or remodel 35 stores. See "Business -- Store Development." Depending on store size and format, the cost to build and open a new store ranges from approximately $8.0 million to $12.0 million. As of October 18, 1997, the Company had approximately $27.8 million of commitments to make capital expenditures. The Company anticipates funding its capital expenditures with cash flow from operations and borrowings under the Revolving Credit Facility and proceeds from sale leaseback transactions.

    The principal uses of cash from financing activities during fiscal year 1997 were net repayments of long-term debt of $400.0 million, the Tender Offer of $89.4 million, the Preferred Stock Redemption of $28.7 million, the payment of the Make-Whole Premium of $14.9 million, payment of preferred stock dividends of $2.3 million, the accelerated amortization of deferred financing costs of $1.8 million and purchase of treasury stock of $0.9 million, offset by a net increase in capital lease obligations of $5.4 million and net proceeds from the Recapitalization and the Financings of $55.3 million. In fiscal year 1996, the primary uses of cash from financing activities were net repayments of long-term debt and capital lease obligations of $26.0 million and payment of preferred stock dividends of $5.9 million and issuance of common stock of $0.6 million. The primary uses of cash from financing activities in fiscal year 1995 were net repayments of long-term debt and capital lease obligations of $63.7 million and issuance of common stock of $9.4 million.

    See "Risk Factors--MSP Litigation" and "Business--Litigation" for a description of material litigation to which the Company is a party.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO
  BE DISPOSED OF

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company adopted this standard in the first quarter of fiscal year 1997. The adoption of SFAS No. 121 did not have a significant impact on the Company's financial condition, results of operations or cash flows.

ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Financial Accounting Standards Board has issued SFAS No. 123, "Accounting for Stock-Based Compensation," effective for financial statements for fiscal years beginning after December 15, 1995. This statement defines a fair value-based method of accounting for employee stock options or similar equity instruments. As the statement permits, the Company will continue to account for these types of instruments using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The statement, if adopted, would not have materially affected reported amounts for net income (loss) and income (loss) per share in fiscal years 1997 and 1996.

EFFECTS OF INFLATION

    The Company's primary costs, inventory and labor, are affected by a number of factors that are beyond its control, including availability and price of merchandise, the competitive climate and general and regional economic conditions. As is typical of the supermarket industry, the Company has generally been able to maintain gross profit margins by adjusting retail prices, but competitive conditions may from time to time render the Company unable to do so while maintaining its market share.

                                    BUSINESS

GENERAL

    The Company is the second largest supermarket operator in its principal markets, with 117 stores located in Houston (52 stores), Dallas/Fort Worth (52 stores), and Austin (13 stores). With over 30 years of operations in Houston and 49 years of operations in Dallas/Fort Worth, the Company has developed a loyal customer base and a portfolio of large, attractive stores in prime locations. The Company offers customers an expanded selection of high quality products, exceptional customer service and a variety of specialty departments. These strengths, together with the Company's position as a Texas-based supermarket operator, have enabled it to maintain a number two market share in Houston, Dallas and Austin, the Company's principal markets. For fiscal year 1997, the Houston, Dallas, Fort Worth and Austin markets represented approximately 47%, 35%, 7% and 11% of the Company's net sales, respectively. For fiscal year 1997, the Company generated net sales of approximately $2.34 billion and EBITDA of $29.8 million. For first quarter 1998, the Houston, Dallas, Fort Worth and Austin markets represented approximately 46%, 36%, 8% and 10% of the Company's net sales, respectively. For first quarter 1998, the Company generated net sales of approximately $719.4 million and EBITDA of $33.2 million.

    The Company operates combination food and drug stores which emphasize high quality products, exceptional customer service and expanded selections of quality meat, seafood, produce and other perishables. This format appeals to a broad customer base by offering shoppers an extensive variety of products and services, including large produce and perishables departments, in-store bakeries, delicatessens, full-service meat and seafood departments, salad bars, banks, pharmacies, full-service floral departments, expanded cosmetic departments, video rental departments and film processing counters. The Company operates 79 traditional combination food and drug stores under the RANDALLS banner in Houston and Austin and the TOM THUMB banner in Dallas/Fort Worth averaging approximately 50,200 square feet. For fiscal year 1997, these stores generated sales of approximately $1.59 billion, or 68% of net sales, and average sales weekly per store of approximately $356,000. For first quarter 1998, these stores generated sales of approximately $461.4 million, or 64% of net sales, and average sales weekly per store of approximately $345,000.

    The Company's NEW GENERATION and FLAGSHIP STORES are each variations of the Company's traditional combination food and drug stores, offering an even wider selection of premium products and services:

        NEW GENERATION STORES emphasize expanded perishable food departments and open product preparation in order to create a farmer's market atmosphere and highlight product freshness to customers. The Company's 21 New Generation Stores operate under the RANDALLS banner in Houston and Austin and the TOM THUMB banner in Dallas, and average approximately 68,400 square feet. For fiscal year 1997, New Generation Stores generated sales of approximately $450.0 million, or 19% of net sales, and average weekly sales per store of approximately $493,000. For first quarter 1998, New Generation Stores generated sales of approximately $161.3 million, or 23% of net sales, and average weekly sales per store of approximately $483,000.

        FLAGSHIP STORES target customers seeking an expanded array of premium services and a wider variety of top quality gourmet and specialty selections. Flagship Stores feature additional "one-stop" shopping conveniences and many higher margin specialty products and services, including in-store gourmet coffee bars and eating areas, expanded bakery departments staffed with French pastry chefs, a wide range of freshly prepared foods (including made-to-order pizza, pastas and barbecued meats), home delivery and catering. The Company operates seven Flagship Stores under the RANDALLS FLAGSHIP banner in Houston averaging approximately 57,500 square feet and one store of approximately 34,500 square feet under the SIMON DAVID banner in Dallas. For fiscal year 1997, Flagship Stores generated sales of approximately $221.8 million, or 10% of net sales, and average weekly sales per store of approximately $578,000. For first quarter 1998, Flashship Stores generated sales of approximately $72.4 million, or 10% of net sales, and average weekly sales per store of approximately $565,000.

The Company also operates 9 conventional stores which offer a similar variety of food products and specialty departments as its traditional combination food and drug stores, but do not include pharmacies.

Conventional stores average approximately 20,600 square feet. For fiscal year 1997, conventional stores generated sales of approximately $80.0 million, or 3% of net sales, and average weekly sales per store of approximately $171,000. For first quarter 1998, conventional stores generated sales of approximately $23.4 million, or 3% of net sales, and average weekly sales per store of approximately $162,000.

COMPANY STRENGTHS

    STRONG FRANCHISE AND DISTINCTIVE IMAGE. Over its history, the Company has established a reputation for providing high quality products and exceptional service to customers. The Company's stores are known for their broad selection of high quality meats, seafood, produce and other perishables, which are complemented by a variety of specialty departments to create a differentiated, "one-stop" shopping experience. In a series of paid telephone surveys of Houston and Dallas residents, the Company has consistently received the highest ratings for specialty categories, such as fresh meat, produce, bakery and floral, and service categories, such as customer assistance, quick checkout, cleanliness, product variety and selection. In addition, the Company's long-standing practice of reinvesting in the community by partnering with customers in charitable giving programs, such as the "Good Neighbor" program, further enhances customer loyalty and provides the Company with an additional competitive advantage.

    ATTRACTIVE STORES IN PRIME LOCATIONS. The Company has developed a portfolio of large, attractive stores in prime locations which provide flexibility in store layout and merchandising. Since 1992, the Company has increased average store size from approximately 46,400 square feet to approximately 51,500 square feet by pursuing a strategy of store expansion in selected markets. The Company attempts to optimize operating results by selecting the variation of its combination food and drug store that is best suited to each store site's demographics, local preferences and competition.

    LEADING MARKET SHARES. The Company believes that its strong franchise and distinctive image have enabled it to establish a number two market share in Houston, Dallas and Austin, its principal markets. The Company's market shares in Houston, Dallas, Austin, and Fort Worth are approximately 22%, 19%, 19% and 9%, respectively. The Company's history as a local supermarket operator and the recent introduction of its frequent shopper program have helped the Company to maintain its strong market position despite aggressive store opening and remodeling programs by competitors in recent years. Management believes that following the Recapitalization and the Financings, the Company's competitive position will be strengthened by store remodels and new construction. In addition, management believes that its frequent shopper program will continue to enhance its competitive position.

    GROWING MARKETS. Over the past several years, Texas has been one of the fastest growing states in terms of population, income and employment, and economists project growth in excess of the national average to continue in the near future. Since 1990, the Houston, Dallas, Fort Worth and Austin markets have experienced compound annual employment growth of 1.9%, 2.6%, 2.2% and 5.5%, respectively, all exceeding the national average of 1.5%. In 1996, grocery sales in Texas increased 5.2% versus 3.3% for the country as a whole, and the Houston, Dallas/Fort Worth and Austin markets accounted for total grocery sales of approximately $14.8 billion, or 48.9% of total grocery sales in Texas.

    EXPERIENCED MANAGEMENT TEAM. The Company's executive officers have spent the majority of their careers in the supermarket business and have an average of 15 years of experience in the food retailing industry. In addition, the Company believes opportunities exist to enhance the existing management team with additional experienced industry executives. Management's expertise and in-depth knowledge of the Company's markets are further complemented by the financial expertise of KKR.

    CUSTOMER SERVICE-ORIENTED WORKFORCE. The Company emphasizes friendly, efficient and knowledgeable customer service. All employees are trained to actively address the needs of customers. These employees reinforce the Company's distinctive service-oriented image and differentiate it from its competitors. The Company is dedicated to promoting from within its organization and believes that it possesses considerable management depth among its workforce, with store directors having an average of over 15 years of experience with the Company.

BUSINESS STRATEGY

    ACCELERATE NEW STORE DEVELOPMENT AND REMODELING PROGRAM. The Company believes that it will be able to capitalize on the continued growth in its markets by accelerating its new store development and remodeling program. In recent years, the Company has not had the financial resources to aggressively remodel its existing store base or construct new stores. Since the beginning of fiscal year 1995, the Company has opened only 16 stores and remodeled 10 stores (while closing 22 stores), compared to management's estimate that its competitors have opened approximately 115 stores and remodeled approximately 100 stores in the Company's markets over the same period. The Recapitalization and the Financings will provide the Company with increased financial flexibility, enabling it to undertake significant remodeling in the Houston area, new store construction and remodeling in Dallas/Fort Worth and selected store expansion in the Austin market. For fiscal year 1998, the Company expects to make approximately $70.0 million of capital expenditures to open five new stores, commence construction on seven new stores and purchase land for three new stores, and make approximately $55.0 million of capital expenditures to renovate or remodel 35 stores. As of the date of this Prospectus, the Company has no estimate of the size of its capital expenditure budget for fiscal years subsequent to fiscal year 1998 as such budgets are established on an annual basis by the Board of Directors of the Company.

    REDUCE OPERATING COSTS. The Company has identified a number of initiatives designed to improve operating results by lowering operating costs. Specific initiatives include: (i) applying the Company's successful labor scheduling guidelines throughout all operational areas; (ii) implementing performance measurement standards to further improve operating efficiency; (iii) enhancing category management to improve store-level merchandising efforts and to increase promotional buying opportunities; (iv) improving shelf pricing procedures to decrease the frequency of price changes and inaccurate labeling; and (v) introducing production planning in the perishables departments. The breadth of these initiatives reflects the significant opportunities available to the Company.

    DIFFERENTIATE BASED ON HIGH QUALITY PRODUCTS AND SERVICES AT A COMPETITIVE PRICE. Throughout its history, the Company has developed a reputation for operating large, attractive stores with an extensive variety of specialty departments staffed by well-trained, service-oriented employees. The Company offers an expanded selection of high quality products at competitive prices to create a differentiated "one-stop" shopping experience. In addition, the Company is committed to being the "first to market" in providing solutions to its customers' changing lifestyle needs, as is evidenced by the recent launches of its frequent shopper program and the PEAPOD on-line grocery ordering and home delivery program.

    LEVERAGE FREQUENT SHOPPER PROGRAM. The Company believes that significant opportunities exist to increase revenue and focus its marketing efforts by leveraging its frequent shopper program. Data collected from customers participating in the frequent shopper program enables the Company to track sales trends, demographic patterns and customer preferences, and utilize that data to allocate shelf space, target marketing activities and increase customer loyalty.

    INCREASE PRIVATE LABEL SALES. Relative to national brands, private label products provide comparable quality at lower prices to shoppers and higher gross margins to the Company. The Company currently offers a three-tiered private label program, including PRESIDENT'S CHOICE premium private label products, its own REMARKABLE private label products and VALUE TIME private label products catering to value-conscious consumers. In recent years the Company's private label sales have been lower than the national average. The Company is currently expanding its private label offerings across all tiers, with particular emphasis on increasing REMARKABLE label offerings.

OPERATING INITIATIVES

    LABOR SCHEDULING AND WORK METHODS. The Company is currently in the process of introducing a labor scheduling system based upon engineered labor standards, corporate productivity guidelines and customer service standards. Subsequent to the implementation of such system to the front-end of its stores, the system will be expanded storewide. As part of this program, the Company intends to redesign certain work standards to improve labor productivity.

    COMPANY-WIDE PERFORMANCE MEASURES. The Company is currently evaluating its existing set of financial reporting and performance measurement systems to ensure that these systems support its business strategy and identify those factors which lead to enhanced operating profitability. The reporting systems will monitor each department's performance relative to identified financial goals and report exceptions to management.

    CATEGORY MANAGEMENT. The Company is in the process of implementing store-wide category management programs as part of a coordinated merchandising effort. The next phase of this initiative includes the integration of category management plans with operating budgets and with company-wide promotional efforts and the identification of enhanced performance measures. The program will enable the Company to execute more consistent promotional programs at the store level and increased promotional buying opportunities. The Company plans to work more closely with vendors to coordinate joint advertising and promotional programs and increase vendor support. As a part of this initiative, the Company will begin to track inventory in each store with a goal of reducing the frequency of inadequate store inventory levels.

COMPANY HISTORY

    Co-founders Robert R. Onstead, R.C. Barclay, and Norman N. Frewin began operations in Houston on July 4, 1966 with the purchase of two existing grocery stores. The Company's stores emphasized service and personal attention with an overriding goal to treat each customer as a member of the family. As the first two stores prospered, the Company was able to open a third store in 1968 and a fourth in 1970. In early 1979, the Company acquired four grocery stores, each approximately 40,000 square feet in size and substantially larger than any of its existing stores, to increase its store total to 14. The Company continued to expand in the Houston area in the 1980s, operating 39 stores by 1989, many of which were in excess of 40,000 square feet.

    In August 1992, having accumulated a portfolio of 45 stores in the Houston market, the Company acquired 100% of the stock of Cullum Companies, Inc. ("Cullum"), a food and drug retailer which operated 62 stores in Dallas and Austin under the TOM THUMB banner (the "Cullum Acquisition"). Cullum had operated in Dallas since 1948 and in Austin since 1972. In January 1994, the Company acquired 12 stores in Austin (three of which were closed immediately after the acquisition) and three stores in Houston from AppleTree Markets, Inc.

STORE DEVELOPMENT

    The Company's long history of developing stores in densely populated areas has resulted in a portfolio of large, attractive stores in prime locations which offers the Company significant competitive advantages. The Company attempts to optimize operating results by selecting the variation of its combination food and drug store that is best suited to each store site's demographics, local preferences and competition. The Company carefully monitors changes in neighborhood demographics to determine whether a change in format is warranted and selectively converts stores when opportunities arise.

    The Company believes that the appearance of its stores is an integral component of the customer's shopping experience. The Company's goal is to maintain clean, well-lit stores with attractive architectural features that enhance the image of its stores as upscale markets catering to the changing lifestyle needs of quality conscious customers. As a result of acquisitions, new store construction and remodelings, total square footage in the Company's stores has increased 23% since 1992 from approximately 4,915,000 square feet to approximately 6,021,000 square feet and average store size has increased from approximately 46,400 square feet to approximately 51,500 square feet over the same period. While most of its newer stores are larger and while the Company expects the average size of its stores to grow as stores are remodeled and new stores are opened, the Company intends to remain flexible as to the size of new, acquired and remodeled stores.

    The following table sets forth certain information with respect to store size.

                                                                                                  NUMBER OF STORES
                                                                                               AS OF OCTOBER 18, 1997
                                                                                              -------------------------
STORE SIZE:
  Less than 20,000 square feet..............................................................                  6
  Between 20,000 and 30,000 square feet.....................................................                  2
  Between 30,000 and 40,000 square feet.....................................................                 15
  Between 40,000 and 50,000 square feet.....................................................                 13
  Between 50,000 and 60,000 square feet.....................................................                 58
  Over 60,000 square feet...................................................................                 23

    The following table sets forth additional information concerning the Company's stores for the indicated period:

                                     16 WEEKS ENDED                                FISCAL YEAR ENDED
                              ----------------------------  ---------------------------------------------------------------
                               OCTOBER 18,    OCTOBER 19,    JUNE 28,     JUNE 29,     JUNE 24,     JUNE 25,     JUNE 26,
                                  1997           1996          1997         1996         1995         1994         1993
                              -------------  -------------  -----------  -----------  -----------  -----------  -----------
TOTAL STORES:
  Beginning of period.......          121            120           120          120          121          109           45
    Newly constructed.......            1              2             8            4            3            5            4
    Acquired................            0              1             2            0            0           15(b)         63(c)
    Closed..................           (5)            (5)           (9)          (4)          (4)          (8)(b)         (3)
                                      ---            ---           ---          ---          ---          ---          ---
  End of period.............          117(a)         118           121          120          120          121          109
                                      ---            ---           ---          ---          ---          ---          ---
                                      ---            ---           ---          ---          ---          ---          ---

MAJOR REMODELS(d)...........            0              0             0            5            5            5            1

------------------------

(a) Includes 14 stores that, as of October 18, 1997, the Company has decided to close, replace or sell.

(b) Reflects the acquisition of 15 stores in Austin and Houston from AppleTree Markets, Inc. and the immediate closure of three of such stores in Austin.

(c) Includes the acquisition by the Company in August 1992 of 100% of the stock of Cullum (representing 62 TOM THUMB stores).

(d) Includes the completion of major remodels involving expenditures of at least $1.0 million per store.

    In fiscal year 1997, the Company opened three stores in Houston, six stores in Dallas and one store in Austin, while closing nine stores. In first quarter 1998, the Company opened one store in Houston, while closing two stores in Houston and three stores in Austin. In addition, the Company has decided to close, replace, or sell up to 14 stores as part of a strategic review of its operations. Over the next three years, the Company presently plans to open an average of eight to 10 new stores per year and engage in an average of 25 major and other remodels per year, with a focus on new store openings in Dallas and remodels in Houston. The Company's plans to remodel existing stores and construct new stores are reviewed continually and are subject to change. The Company has been highly selective in acquiring store locations and attempts to take advantage of market research and its extensive knowledge of Texas markets in evaluating opportunities. In conducting market research for store locations the Company typically evaluates population shifts, demographic conditions, socio-economic characteristics, zoning changes, traffic patterns, new construction, anticipated cannibalization of the Company's existing stores and the proximity of competitors' stores, in an effort to determine a future store's sales potential. The Company's ability to expand and remodel existing stores and to open new stores is subject to many factors, including successful negotiation of new leases or amendments to existing leases, successful site acquisition and the availability of financing on acceptable terms, and may be limited by zoning, environmental and other governmental regulations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

INDUSTRY OVERVIEW

    The $426.0 billion food retailing industry in the United States includes national and regional supermarket chains, independent and specialty grocers, traditional convenience food stores and newer "alternative format" food stores, including warehouse club stores, deep discount food operators and supercenters. Management believes that the food retailing industry is identified by four trends: consolidation, shift in store formats, increased private label penetration and increased sales of home meal replacement products.

    A large portion of the U.S. supermarket industry is highly fragmented. According to industry reports, the top 10 supermarket operators (excluding convenience and grocery stores with annual sales of less than $2.0 million and also excluding warehouse stores, club stores, deep food discounters and supercenters) accounted for approximately 37% of the approximately $323.0 billion of 1996 domestic supermarket sales, while no supermarket operator outside of the top five accounted for more than 3.5% of such sales. In addition, approximately 150 supermarket operators had sales of $250 million or more in 1995. Recently, the food retailing industry has been experiencing consolidation as larger supermarket chains acquire smaller independent competitors within their markets as well as supermarket chains in different geographic markets. According to the PROGRESSIVE GROCER ANNUAL REPORT published in April 1997, high-volume supermarket chains accounted for 78% of 1996 supermarket sales, as compared to only 61% in 1976.

    In an effort to increase sales and margins, supermarkets are introducing new formats and remodeling older stores more frequently. Operators have shifted resources to building larger stores or reformatting conventional stores into superstores or combination stores to accommodate higher margin specialty departments, such as bakery, seafood, delicatessen, health and beauty aids, pharmacies and video rentals. As a result of this trend, the average size of a chain store has increased to 37,000 square feet.

    The percentage of gross supermarket sales derived from private label products has increased significantly in recent years to a range of 15% to 20%. Private label goods enable grocery chains to provide a product with quality comparable to a branded product at a lower cost. In addition to providing enhanced gross margins and a value-oriented product to customers, certain food retailers also are able to use private label products as negotiating leverage with branded suppliers to enhance margins on branded products as well. Over a longer term, private label products build customer loyalty by offering a product label that the customer can only purchase at the retailer's stores.

    Management believes that, in recent years, the trend toward increased convenience has led to an increase in eating away from home and the purchase of prepared meals for home consumption. According to the U.S. Department of Commerce, retail sales for "eating and drinking" establishments increased by 6.2% per annum from 1986 to 1995, significantly higher than the 3.7% annual growth experienced by "food stores" during the same period. In response to this trend, supermarkets have expanded their frozen food selections, full-service specialty departments such as delicatessens, and home meal replacement products, each of which provide convenience-oriented consumers with an alternative to restaurants and fast food establishments.

MARKET OVERVIEW

    Over the past several years, Texas has been one of the fastest growing states in terms of population, income and employment, and economists project growth in excess of the national average to continue in the near future. Since 1990, the Houston, Dallas, Fort Worth and Austin markets have experienced compound annual employment growth of 1.9%, 2.6%, 2.2% and 5.5%, respectively, all exceeding the national average of 1.5%. In 1996, grocery sales in Texas increased 5.2% versus 3.3% for the country as a whole, and the Houston, Dallas/Fort Worth and Austin markets accounted for total grocery sales of approximately $14.8 billion, or approximately 48.9% of total grocery sales in Texas. Texas has experienced a structural shift away from energy-based industries such as oil and gas, towards growth industries such as healthcare and technology. As a result of this increased diversification, the Texas economy has become less susceptible to energy-related economic cycles.

    HOUSTON

    With a population of approximately 4.2 million, the Houston metropolitan area is expanding at a rate slightly above national levels. In addition to the energy industry, Houston is also home to global technology, biomedical, aerospace and engineering firms. Annual population and job growth in the Houston area are projected at 1.8% and 2.2%, respectively, through 2000, compared to 0.9% and 1.1% nationally through 2000, respectively. In addition, the Houston market experienced 4.5% cumulative annual growth in retail sales during 1995 and 1996, compared to 5.1% nationally.

    DALLAS/FORT WORTH

    The Dallas/Fort Worth metropolitan area has a population of approximately
4.4 million and has benefited in recent years from strong oil and natural gas markets, continued strong growth in the high technology sector and renewed strength in the airline industry. Annual population and job growth in the Dallas/Fort Worth area are projected at 1.8% and 2.3%, respectively, through 2000, compared to 0.9% and 1.1% nationally through 2000, respectively. In addition, the Dallas/Fort Worth market experienced 6.9% cumulative annual growth in retail sales during 1995 and 1996 compared to 5.1% nationally.

    AUSTIN

    With a population of approximately 1.0 million, the Austin metropolitan area has experienced population growth during the past five years that is three times the national average. This significant population growth has been driven by the area's opportunities in the semiconductor industry and other technology-related industries. Annual population and job growth in the Austin area are projected at 2.1% and 2.6%, respectively, through 2000, compared to 0.9% and 1.1% nationally through 2000, respectively. In addition, the Austin market experienced 14.7% cumulative annual growth in retail sales during 1995 and 1996 compared to 5.1% nationally.

MERCHANDISING

    The Company's merchandising strategy is designed to create a differentiated "one-stop" shopping experience that blends concerns for value and quick service with variety, quality and convenience. Management believes that its merchandising strengths have fostered a loyal customer base by establishing a distinctive reputation for providing high quality products and a variety of specialty departments.

    EXPANDED SELECTIONS OF QUALITY MEAT, SEAFOOD, PRODUCE AND OTHER
PERISHABLES. The Company's stores are well-known for their broad selection of quality meats, seafood, produce and other perishables. The Company believes that its reputation for carrying select cuts of beef, natural poultry and pork, fresh seafood and local produce differentiates its stores from those of its competitors. The Company's full-service meat departments generally incorporate an open design which fosters interaction among butchers and customers. All meat offerings are skillfully trimmed and appealingly displayed. A wide range of home replacement meals, such as shish kebabs, chicken kiev and stuffed game hens, are featured in each store's meat department and many stores' meat departments include full-service smokehouses. Fresh fish and seafood from nearby Gulf waters are delivered daily to each store. The Company's produce departments are designed to portray an open market feel with carefully selected and hand stacked produce and offerings of fresh herbs and organically grown fruits and vegetables. An extensive variety of produce from local growers is given special emphasis in store merchandising.

    HIGH QUALITY CONVENIENCE-ORIENTED SPECIALTY DEPARTMENTS AND SERVICES. Based on market and demographic data, management believes that supermarkets offering a broad array of products and time-saving services are perceived by customers as part of a solution to today's lifestyle demands. Accordingly, a principal component of the Company's merchandising strategy is to design stores which offer a "one-stop" shopping experience. In-store services such as bank branches, ATMs, drycleaning services and video rental departments are strategically placed near the front of the stores. Gourmet coffee bars, in-store bakeries and prepared foods sections are conveniently located near seating areas. Most stores are open 24 hours, with well-lit parking lots and on-site security personnel.

    INCREASED EMPHASIS ON PREPARED FOODS AND HOME MEAL REPLACEMENT ITEMS. Many stores offer daily selections of pastas and dinner entrees, as well as made-to-order pizzas, rotisserie chickens, quiches, hot and cold sandwiches and salads. In Flagship and New Generation Stores, food is prepared in open areas to increase shoppers' confidence in product freshness. In Flagship Stores, selections extend to panini sandwiches made of focaccia bread baked on the premises and a sushi bar staffed by trained sushi chefs. In many stores, baked goods are made daily from scratch, including bagels, hot rolls, scones, brioche and specialty breads; and each Flagship Store is staffed with a French pastry chef. Each store contains a full-service florist shop offering flowers and plants delivered daily by vendors, and most stores are staffed by master florists or designers. Most stores offer an extensive selection of wines and champagnes, including wines from well-known California and French vineyards as well as local vineyards.

    The Company's video rental departments feature over 5,000 movie titles, rental VCRs and snack centers all contained in an appealing alcove decorated with glossy posters and monitors playing current videos. Most stores include a bank branch and/or ATM machines, one-hour photo processing, as well as a full-service pharmacy. Customer service centers in each store provide a wide array of services, including the purchase of lottery and movie tickets, check cashing, payment of utility bills, car licenses, and hunting and fishing licenses.

PRIVATE LABEL PROGRAM

    The Company supplements its branded grocery offerings with a selection of private label goods, including grocery, general merchandise, floral, health and beauty products, dairy, produce and delicatessen products. In comparison to national brands, private label goods provide comparable quality at lower prices to customers and higher gross margins to the Company. The Company currently offers a three-tiered private label program including PRESIDENT'S CHOICE premium private label products, its own REMARKABLE brand private label products and VALUE TIME private label products catering to value-conscious consumers. The Company procures REMARKABLE and VALUE TIME products through Topco Associates, Inc., a national food buying cooperative owned by over 45 retail, wholesale and food service operators and offering over 6,000 private label branded goods. In addition, Daymon Associates, a leading sales and marketing company for private label brands, manages the Company's private label program. The Company has not entered into any contractual agreements with Daymon Associates. In recent years the Company's private label sales have been significantly lower than the national average; however, the Company is currently expanding its private label offerings across all tiers, with particular emphasis on increasing REMARKABLE label offerings.

ADVERTISING AND MARKETING

    The Company advertises through television, radio, newspapers and newspaper inserts, with an emphasis placed on its reputation for providing high quality products and exceptional service. The Company distributes a large number of its circulars to target markets each week. The Company regularly promotes new products and services through in-store demonstrations and samplings, and "point of sale" coupons. In addition, in order to enhance its name recognition and quality-oriented image, the Company sponsors a number of local and nationally recognized charitable organizations and professional sports franchises. The Company also provides coupons which are printed on the reverse side of the shopper's receipt.

    The Company's frequent shopper program has become the cornerstone of its marketing efforts since its inception in the fall of 1996. Currently, frequent shopper card holders account for a majority of the Company's total sales and a significant percentage of the Company's total transactions. Data generated from frequent shopper card purchases enables the Company to track changing sales and demographic patterns and customer preferences. The Company uses such data to allocate advertising resources and shelf space accordingly and focus on targeted marketing activities (i.e., direct mailings) that are tailored to the needs of identifiable consumer segments.

    Frequent shopper card holders currently receive check-cashing privileges, debit card capability, electronic discounts and direct mailings from the Company. In addition, in conjunction with the Company's "Good Neighbor" program, frequent shopper card holders can select from one of over 5,000 participating not-for-profit organizations, and the Company will donate a fixed percentage of the holder's frequent shopper card purchases to that organization.

PURCHASING AND DISTRIBUTION

    The Company is currently undertaking an evaluation of its existing distribution channels. The Company has traditionally purchased a portion of its merchandise from third party suppliers. Approximately 30% of the Company's purchases are supplied directly to the Company's stores by Fleming, one of the nation's largest food distribution companies, pursuant to a 1993 supply agreement which expires in June 2001. The Company has initiated a legal action against Fleming, one of its long-time suppliers. In the action, the Company alleges, among other things, that Fleming violated the terms of a supply agreement signed in 1993. Under the terms of the supply agreement, the Company was to purchase groceries and other items at Fleming's cost, plus a small markup. Among the violations alleged by the Company are claims that Fleming wrongfully manipulated its costing procedures, which resulted in overcharges, and then unilaterally changed the overall pricing formula. Additionally, the Company alleged that Fleming failed to provide supporting documentation for purchases as required under the contract. Since 1993 when the supply agreement was signed, the Company has purchased approximately $2.0 billion in products from Fleming. Based on the supporting documents provided to the Company by Fleming to date, the Company will be seeking a substantial amount of damages from Fleming and termination of the supply agreement. Fleming has filed an answer denying each allegation and a counterclaim alleging that the Company failed to purchase the quantities required by the supply agreement.

    An additional 30% of the Company's purchases, including beverages, tobacco products, milk, bread and snack foods, are supplied directly to the Company's stores by vendors, with the remaining 40% of products being self-distributed. The Company believes it can improve its cost structure and manage working capital more efficiently by enhancing its distribution capabilities.

    The Company currently operates two distribution facilities in Houston and one in Dallas, totaling over 600,000 square feet. The Telge Road facility in Houston consists of 109,640 square feet of refrigerated space to store perishable goods, 33,020 square feet of dry grocery space and 7,000 square feet of office space, and is located on approximately 70 acres of Company-owned land, 10 of which have been developed. The Rogerdale facility in Houston consists of 155,728 square feet of dry grocery space and 13,916 square feet of office space, and is located on approximately 29 acres of Company-owned land, approximately 20 of which have been developed. The Inwood facility located in Dallas consists of 78,854 square feet of refrigerated space, 194,020 square feet of dry grocery space, and 21,900 square feet of office space, and is located on approximately 25 acres of Company-owned land, substantially all of which has been developed.

    Each store submits orders to the distribution facilities through a centralized processing system, and merchandise is normally received by the stores on the next day. Merchandise is delivered from the distribution facilities through a leased fleet of 34 tractors, 66 refrigerated trailers and 18 dry trailers. The majority of the Company's stores in Houston and Dallas are located within a 70 mile radius of a distribution facility.

    The Rogerdale facility currently is for sale. The Company intends to expand the Telge Road facility in connection with the anticipated consummation of such sale.

INFORMATION TECHNOLOGY SYSTEMS

    The Company's information systems include IBM personal computer-based point-of-sale hardware and software in every checkout lane of each store, thereby facilitating the implementation of the frequent shopper program. The Company has an electronic payment system which includes check verification, credit and debit card processing, ACH payment option, video rental application, and a check collection system. These systems are fully integrated into the IBM point-of-sale system.

    The Company has a direct store delivery system, which integrates the receipt of goods at each store with accounting and merchandising at the Company's corporate headquarters. This integrated system provides the Company timely information and greater efficiency and control over product receipts, merchandising and accounts payable functions. In addition, the Company has electronic time and attendance and labor scheduling systems that enable store management to better control labor costs and increase the automation level of the payroll process.

    The Company is in the final stage of converting from a mainframe data center operation to client-server based "open systems" architecture that will be the foundation for its future technology development. Management expects that the expanded functionality of its information capabilities will permit the refinement of tools it can apply to better analyze data from the frequent shopper program.

    The Company is in the process of converting from a mainframe based accounting software system to a client server based accounting system that enhances the accounting process and provides for greater and more timely access to Company accounting information. The Company also uses Electronic Data Interchange to transmit and receive documents from suppliers. The Company is using a warehousing and merchandising system developed internally running on a UNIX machine using Informix as its database engine.

COMPETITION

    The supermarket industry is highly competitive and characterized by narrow profit margins. The Company's competitors include national and regional supermarket chains, independent and specialty grocers, drug and convenience stores, and the newer "alternative format" food stores, including warehouse club stores, deep discount drug stores and supercenters. Supermarket chains generally compete on the basis of location, quality of products, service, price, variety and store condition. The Company regularly monitors its competitors' prices and adjusts its prices and marketing strategy as management deems appropriate in light of existing conditions. The Company faces increased competitive pressure in all of its markets from existing competitors which have opened, and appear to have plans to continue to open, a significant number of new stores in the Company's markets. Some of the Company's competitors have greater financial resources than the Company and could use these resources to take measures which could adversely affect the Company's competitive position.

    The Company's principal competitors in Houston are The Kroger Co. ("Kroger"), Fiesta Mart Inc. and H.E. Butt Grocery Company ("H.E.B."), with market shares of approximately 26%, 11% and 8%, respectively. The Company's principal competitors in Dallas are Albertsons Inc. ("Albertsons"), Minyard Food Stores ("Minyard") and Kroger, with market shares of approximately 21%, 15% and 15%, respectively. The Company's principal competitors in Fort Worth are Albertsons, Kroger, Winn-Dixie Stores and Minyard, with market shares of approximately 22%, 19%, 17% and 10%, respectively. The Company's principal competitors in the Austin metropolitan area are H.E.B. and Albertsons, with market shares of approximately 48% and 17%, respectively.

EMPLOYEES AND LABOR RELATIONS

    The Company is one of the leading private employers in Texas. As of October 18, 1997, the Company employed 17,894 persons, of whom approximately 41% were full-time and approximately 59% were part-time employees. Of this number, 16,890 were employed in supermarkets, 480 were employed in the warehouse operations and 524 were employed in the Company's business offices. The Company currently employs an average of 144 employees in each store.

EMPLOYEE TYPE:                                                                          TOTAL
                                                                                      ---------
Salaried............................................................................      1,978
Hourly:
  Full-time.........................................................................      5,283
  Part-time.........................................................................     10,633
                                                                                      ---------
Total...............................................................................     17,894
                                                                                      ---------
                                                                                      ---------

    The Company's employees are not members of unions or parties to collective bargaining agreements.

PROPERTIES

    The Company operates a total of 117 supermarkets, with 52 located in the Houston metropolitan area, 52 in the Dallas/Fort Worth metropolitan area and 13 in the Austin metropolitan area. Four of the Company's stores are owned and 113 are leased (two of which are held through interests in joint ventures).

    The Company's real estate holdings consist of 138 leasehold (the "Leased Properties") and 30 owned (the "Fee Properties") properties. The Company also owns interests in five properties through joint ventures (the "Joint Venture Properties"). The Company's ownership interests in the Joint Venture Properties range from 50% to 83.3%. The book value of the Company's investments in the five Joint Venture Properties is $1.6 million. As of October 18, 1997, the Joint Venture Properties had $17.3 million of indebtedness, all of which is nonrecourse to the Company. The Company shares in the profits and losses on the Joint Venture Properties on a pro rata basis with the other joint venture owners. See Footnote 4 to the Consolidated Financial Statements.

    LEASED PROPERTIES

    The Company leases 138 properties under standard commercial leases which generally obligate the Company to pay its proportionate share of real estate taxes, common area maintenance charges and insurance costs. In addition, such leases generally provide for percentage of sales rent when sales from the store exceed a certain dollar amount. Generally these leases have 20-year terms, with four five-year renewal options. The Company owns a majority of the fixtures and equipment in each leased location and has made various leasehold improvements to the store sites. Company stores are located on 113 of the 138 Leased Properties and, of the remaining 25 leases, 17 have been assigned or subleased to unaffiliated third parties, generally in connection with store closings.

    FEE PROPERTIES

    The Company owns the 30 Fee Properties through Randall's Properties, Inc., a wholly-owned subsidiary. The Fee Properties consist of the Company's headquarters in Houston (comprised of two sites), the three Warehouses, two shopping centers which are not occupied by Company stores, one store leased to an unaffiliated party, four free-standing supermarkets, 16 undeveloped properties and two properties currently under construction. The Company has entered into a sale leaseback arrangement with third parties in connection with the two properties currently under construction.

    JOINT VENTURE PROPERTIES

    The five Joint Venture Properties are comprised of two shopping centers which contain Company stores and three parcels of undeveloped land. The joint ventures relating to the Joint Venture Properties were originally formed in order to acquire land, develop shopping centers and lease the land. The Company does not intend to enter into any additional joint venture or similar arrangements in the future.

TRADENAMES AND TRADEMARKS

    The Company uses a variety of tradenames and trademarks. Except for RANDALLS, TOM THUMB and REMARKABLE, the Company does not believe any of such tradenames or trademarks are material to its business. The Company has granted the right to certain retail shopping centers to use the RANDALLS, TOM THUMB and SIMON DAVID tradenames as part of the tradenames of such shopping centers, so long as the Company's stores are operating in such shopping centers.

ENVIRONMENTAL MATTERS

    The Company is subject to federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposal or other releases of hazardous materials. Under various environmental laws and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a governmental entity or to third parties for damages and for investigation and clean-up costs incurred by such parties in connection with the contamination. The Company believes that it currently conducts its operations, and in the past has operated its business, in substantial compliance with applicable environmental laws and regulations. There can be no assurance that
(i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of the Properties will not be affected by tenants, by the condition of land or operations in the vicinity of the Properties (such as the presence of underground storage tanks), or by third parties unrelated to the Company. From time to time, operations of the Company have resulted or may result in noncompliance with or liability for cleanup pursuant to environmental laws and regulations. The Company has determined that underground storage tanks at truck fueling sites in Texas and Nebraska may have leaked fuel and other materials and resulted in soil contamination. At the Abilene, Texas site, based on soil and groundwater remediation efforts to date, the Company estimates a range of future expenditures between $300,000 and $700,000, substantially all of which has been reserved. With respect to a second site, located in Dallas, Texas, the Company has paid remediation costs of approximately $300,000, and state regulatory authorities have advised the Company that no further corrective action is necessary. The Company expects to submit its final closure report to the state shortly, which will be the last submittal associated with that location. One other site, located in Garland, Texas, was sold to a party who accepted responsibility for corrective action pertaining to leaking underground storage tank site remediation. Under applicable environmental laws, the Company may remain liable for remediation of the Garland site, which the Company estimates may cost up to approximately $100,000. Remediation of the Nebraska site had been initiated by the NDEQ using funds from the Nebraska Fund dedicated to remediation of leaking underground storage tanks. Due to shortfalls in the Nebraska Fund, the NDEQ, which has not classified the Company's site as a high priority, suspended the remediation efforts. The Company anticipates that future remediation efforts at such site, if any, would be paid for by the Nebraska Fund. The Company believes that the remediation efforts described above, which represent the Company's material environmental matters, will not have a material adverse effect on its financial condition, results of operations and cash flow.

    The Company has not incurred material capital expenditures for environmental controls during the previous three years, nor does the Company anticipate incurring any such material expenditures to comply with environmental regulations during the current fiscal or the succeeding fiscal year.

GOVERNMENT REGULATION

    The Company is subject to regulation by a variety of governmental agencies, including, but not limited to, the U.S. Food and Drug Administration, the U.S. Department of Agriculture, and other federal, state and local agencies. The Company's stores are also subject to local laws regarding the sale of alcoholic beverages.

LITIGATION

    MSP LITIGATION


    Following the Cullum Acquisition, the Company terminated the MSP and in respect of such terminations paid participants the greater of (i) the amount of such participant's deferral and (ii) the net present value of an accrued benefit, based upon the participant's salary, age and years of service. Thirty-five of the former MSP participants have instituted a claim against the Company on behalf of all persons who were participants in the MSP on its date of termination (which is alleged by plaintiffs to be approximately 250 persons). The plaintiffs have asked the court to recognize their action as a class action, to recover additional amounts under the MSP, for a declaration of rights under an employee pension benefit plan and for breach of fiduciary duty. The plaintiffs assert that the yearly plan agreement executed by each participant in the MSP was a contract for a specified retirement and death benefit set forth in such plan agreements and that such benefits were vested and nonforfeitable. Summary judgment motions have been filed by both parties with respect to various matters, and judicial rulings on such motions are currently pending. A pre-trial order in the MSP litigation, which was submitted to the court on October 22, 1997, states that an expert for the plaintiffs, assuming class certification, may testify that the damages allegedly sustained by the plaintiff class may range from approximately $18.0 million to $37.2 million and, assuming that a court were to award additional damages based on a rate of return achieved by an equity index over the relevant period, such damages may range from approximately $37.4 million to $70.6 million. The trial is expected to commence in calendar year 1998. Based upon current facts, the Company is unable to estimate any meaningful range of possible loss that could result from an unfavorable outcome of the MSP litigation. It is possible that the Company's results of operations or cash flows in a particular quarterly or annual period or its financial position could be materially affected by an ultimate unfavorable outcome of the MSP litigation. However, the Company intends to vigorously contest the MSP claim and, although there can be no assurance, management does not anticipate an unfavorable outcome based on management's independent analysis of the facts relating to such litigation.


    ESOP LITIGATION

    On November 28, 1995, two individuals filed a lawsuit on behalf of the ESOP and certain participants and former participants in and beneficiaries of the ESOP. The lawsuit alleged that the Company, certain employees thereof and certain entities which engaged in a variety of services relating to the ESOP had violated various federal and state laws in connection with the operation of the ESOP, including transactions by the ESOP involving the Common Stock. The Company and the other defendants denied all of the allegations. The plaintiffs' representatives and the Company and the other defendants subsequently agreed to settle the litigation. Although the defendants continue to deny all charges of wrongdoing or liability against them, they have concluded that it was desirable to settle the litigation in order to avoid further expense, inconvenience and distraction, noting the uncertainty and risks inherent in litigation.

    The Company and the other defendants elected to settle the suit pursuant to a settlement agreement (the "Settlement Agreement") for $16.5 million, of which the Company was liable for $11.3 million plus $0.2 million in expenses. Net of insurance proceeds, the Company has paid $10.5 million in the aggregate in connection with the settlement. The Company increased its existing litigation reserves by $9.5 million during fiscal year 1997 to fully reserve for such matters and concurrently with the Closing, the Company paid $11.3 million into a trust fund pursuant to the Settlement Agreement.

    In addition, the settlement provides for certain changes in the operation of the ESOP, including the addition of a 401(k) feature offering a variety of professionally managed mutual fund investments and the cessation of additional investments by the ESOP in the Common Stock. Under the Settlement Agreement, the Company and the other defendants were released from further liability relating to the litigation by all the members of the plaintiffs' class.

    EEOC LITIGATION

    On June 5, 1997, the U.S. District Court for the Southern District of Texas granted a joint motion by the Company and the Equal Employment Opportunity Commission (the "EEOC") for entry of a consent decree (the "Consent Decree") settling a charge by the EEOC Commissioner filed in 1989 that the Company violated Title VII of the Civil Rights Act of 1964, as amended. The Consent Decree provides that between January 1, 1988 and December 31, 1992 the Company violated Title VII by (i) failing to hire African American, Hispanic and female applicants for entry-level jobs, (ii) segregating female and Hispanic employees,
(iii) failing to select African Americans and women for the Grocery Management Training Program and (iv) failing to maintain required records. Under the terms of the Consent Decree, the Company is required to pay $2.3 million, representing back pay and interest, into a fund to be divided among entry-level claimants, and $0.2 million into a fund to be divided among grocery department management trainee claimants. The Company will bear the costs of administering the settlement, which the Company estimates to be approximately $0.8 million. As of October 18, 1997, the Company has reserved $3.3 million for expected expenditures in connection with the EEOC settlement. Qualified promotion claimants will be placed on a preferential promotion list from which future promotions will be made by the Company. The Consent Decree includes certain requirements to properly notify potential claimants and certain enhanced reporting requirements. The Consent Decree will be effective for a two-year period, except that the obligations to distribute back pay, offer employment, retain information and make reports will extend beyond the two-year term.

    During the course of the EEOC investigation evidence was uncovered that the Company may not have hired certain persons for age and other reasons. The Company has agreed to settle these charges for an immaterial amount of money.

FLEMING DISPUTE

    On July 30, 1997, the Company initiated an arbitration proceeding before the American Arbitration Association against Fleming Companies, Inc. ("Fleming"), one of its long-time suppliers. In the action, the Company alleges that Fleming violated the terms of a supply agreement signed in 1993, commited fraud by reason of certain statements and representations that Fleming should have known were untrue and violated the Racketeering Influence and Corrupt Organizations Act, as amended. Under the terms of the supply agreement, the Company was to purchase groceries and other items at Fleming's cost, plus a small markup. Among the violations alleged by the Company are claims that Fleming wrongfully manipulated its costing procedures, which resulted in overcharges, and then unilaterally changed the overall pricing formula. Additionally, the Company alleged that Fleming failed to provide supporting documentation for purchases as required under the contract. Since 1993 when the supply agreement was signed, the Company has purchased approximately $2.0 billion in products from Fleming. Based on the supporting documents provided to the Company by Fleming to date, the Company will be seeking a substantial amount of damages from Fleming and termination of the supply agreement. The Company is currently in the process of analyzing its transactions with Fleming to quantify its request for damages, but a quantification is not expected until later in fiscal year 1998. Fleming has filed an answer denying each allegation and a counterclaim alleging that the Company failed to purchase the quantities required by the supply agreement. Fleming has asserted a further counterclaim that the Company has engaged in the self-supply of certain products in violation of the supply agreement. Fleming asserts that such alleged breaches resulted in excess of $0.7 million in damages to Fleming. In the event the Company were to prevail, an award of damages could be material and, if the supply agreement were terminated, the Company believes it would be able to decrease its costs of supply below historical levels. In the event the Company were to not succeed in the arbitration and Fleming were to prevail on its counterclaim, the Company does not believe that such result would have a material adverse effect on the Company as the Fleming counterclaim seeks an immaterial amount of damages and the continuation of the Fleming supply agreement would not result in a change from the Company's historical operating performance.

    Other than the foregoing matters, the Company believes it is not a party to any pending legal proceedings, including ordinary litigation incidental to the conduct of its business and the ownership of its property, the adverse determination of which would have a material adverse effect on the Company, its operations or its financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Set forth below are the names, ages and positions with the Company of directors and executive officers of the Company, together with certain other key personnel. The Board of Directors will be subject to change from time to time.


NAME                                                    AGE                          POSITION
---------------------------------------------------  ---------  ---------------------------------------------------
Robert R. Onstead..................................     66      Chairman of the Board
R. Randall Onstead.................................     41      President, Chief Executive Officer and Director
Douglas G. Beckstett...............................     45      Senior Vice President, Human Resources
Michael M. Calbert.................................     35      Senior Vice President, Corporate Planning and
                                                                Development
Frank Lazaran......................................     41      Senior Vice President, Sales and Merchandising
Curtis D. McClellan................................     30      Vice President, Corporate Controller
D. Mark Prestidge..................................     38      President, Dallas Division
J. Russell Robinson................................     55      Senior Vice President, Chief Information Officer
Joe R. Rollins.....................................     41      Senior Vice President, Real Estate and Assistant
                                                                Secretary
Lee E. Straus......................................     48      Senior Vice President, Finance, Secretary and
                                                                Treasurer
John V. Sullivan...................................     40      Senior Vice President, Houston Operations,
                                                                Randall's Food & Drugs, Inc.
Henry R. Kravis....................................     53      Director
George R. Roberts..................................     53      Director
Paul E. Raether....................................     50      Director
James H. Greene, Jr................................     47      Director
Nils P. Brous......................................     32      Director
A. Benton Cocanougher..............................     59      Director


    ROBERT R. ONSTEAD is a co-founder of the Company and has been its Chairman for all 31 years of its existence. Mr. Onstead attended the University of North Texas.

    R. RANDALL ONSTEAD has been President and Chief Executive Officer of the Company since April 1996, a Director of the Company for 11 years and has been with the Company for 19 years. From 1986 to April 1996, Mr. Onstead served as President and Chief Operating Officer. Prior to 1986, Mr. Onstead was Assistant Grocery Buyer for five years after serving in various management positions since 1978. He has a B.S. degree in Marketing from Texas Tech University and has attended Harvard Business School's Management Development Program.

    DOUGLAS G. BECKSTETT joined the Company as Senior Vice President of Human Resources in June 1997. He had 20 years of Human Resources experience prior to joining the Company, most recently serving as vice president of Human Resources for APS Inc. He received his bachelor's degree in management science with a concentration in organizational theory in 1974 from Duke University and his M.B.A., with honors, in organizational behavior in 1977 from Boston University.

    MICHAEL M. CALBERT joined the Company in September 1994 as Senior Vice President, Corporate Controller and was promoted to Senior Vice President, Corporate Planning and Development in 1996. From 1984 to 1994, he served as a Manager in the audit and consulting groups of Arthur Andersen LLP. Mr. Calbert is responsible for the coordination and implementation of the Company's overall strategic plan. Mr. Calbert is a certified public accountant and received a B.B.A. degree from Stephen F. Austin State University.

    FRANK LAZARAN joined the Company as Senior Vice President of Sales and Merchandising in November 1997. Prior to joining the Company, he served as Group Vice President, Sales, Advertising and Merchandising for Ralph's Grocery Company where he worked for 23 years. Mr. Lazaran has a B.S. degree in Business Administration from California State University at Long Beach.

    CURTIS D. MCCLELLAN was named Vice President and Corporate Controller of the Company on August 12, 1997. Mr. McClellan most recently served as Controller in the Dallas Division. Other positions he has held include director of operational accounting, chief accounting manager, and accounting manager. He joined the Company in 1991 after working for Price Waterhouse L.L.P. in the Audit Department for two years. He received his bachelor's degree in business administration with an emphasis in accounting from Abilene Christian University. He is a certified public accountant.

    D. MARK PRESTIDGE was appointed President, Tom Thumb Stores Division in March 1996. From April 1994 to 1996, Mr. Prestidge served as Division Vice President, Tom Thumb Stores Division after serving for two years as a Vice President/District Manager of the Division. From 1980 to 1992, he served in various store management positions at the Company. Mr. Prestidge joined the Company in 1979 and oversees the management of the Tom Thumb stores division's retail stores, merchandising, procurement, and distribution operations.

    J. RUSSELL ROBINSON joined the Company as Senior Vice President, Chief Information Officer in June 1997. Prior to joining the Company, he served as Vice President, Information Services for Ralph's Grocery Company where he worked for 12 years. Mr. Robinson has a B.A. degree in Business Administration from California State University at Long Beach and an M.B.A. degree from the University of Southern California.

    JOE R. ROLLINS was promoted to Senior Vice President, Real Estate in August 1996, after serving 12 years as Vice President, Real Estate. From 1978 to 1984, he served as Real Estate Manager for Kroger in Houston. Mr. Rollins is responsible for new store site evaluation and acquisition and leasing arrangements for stores, warehouses and other facilities. In addition, he negotiates the purchase and sale of real property. Mr. Rollins has a B.B.A. degree from Texas Tech University.

    LEE E. STRAUS joined the Company in August 1994 as Senior Vice President-Finance, Secretary and Treasurer after more than 21 years in various positions at Texas Commerce Bancshares. From 1989 to 1994, Mr. Straus served as President of Texas Commerce Mortgage Company, and prior to that was Executive Vice President, Chief Administrative Officer, of Texas Commerce Bancshares. He has a M.B.A. from Stanford University.

    JOHN W. SULLIVAN was named Senior Vice President, Houston Operations for Randall's Food & Drugs, Inc. in August 1997. With seven years of prior supermarket experience, he joined the Company in 1982 as a Manager Trainee and worked his way up from Grocery Director to District Manager in Austin. From August 1993 to August 1997, he served as Division Vice President in Austin and in Houston. Mr. Sullivan attended St. Edward's University in Austin, Texas.

    HENRY R. KRAVIS is a managing member of KKR & Co. LLC, the limited liability company which serves as the general partner of KKR. He is also a director of Amphenol Corporation, AutoZone, Inc., Borden, Inc., Bruno's, Inc., Evenflo & Spalding Holdings Corporation, Flagstar Companies Inc., Flagstar Corporation, The Gillette Company, IDEX Corporation, K-III Communications Corporation, KinderCare Learning Centers, Inc., KSL Recreation Group, Inc., Merit Behavioral Care Corporation, Newsquest Capital plc, Owens-Illinois Group, Inc., Owens-Illinois, Inc., Safeway Inc., Sotheby's Holdings Inc., Union Texas Petroleum Holdings, Inc., and World Color Press, Inc.

    GEORGE R. ROBERTS is a managing member of KKR & Co. LLC, the limited liability company which serves as the general partner of KKR. He is also a director of Amphenol Corporation, AutoZone, Inc., Borden, Inc., Bruno's, Inc., Evenflo & Spalding Holdings Corporation, Flagstar Companies Inc., Flagstar Corporation, IDEX Corporation, K-III Communications Corporation, KinderCare Learning Centers, Inc., KSL Recreation Group, Inc., Merit Behavioral Care Corporation, Newsquest Capital plc, Owens-Illinois Group, Inc., Owens-Illinois, Inc., Safeway Inc., Union Texas Petroleum Holdings, Inc., and World Color Press, Inc.


    PAUL E. RAETHER is a member of KKR & Co. LLC, the limited liability company which serves as the general partner of KKR. He is also a director of Bruno's, Inc., Flagstar Companies, Inc., Flagstar Corporation, IDEX Corporation and KSL Recreation Group, Inc.



    JAMES H. GREENE, JR. is a member of KKR & Co. LLC, the limited liability company which serves as the general partner of KKR. He is also a director of Bruno's, Inc., Owens-Illinois, Inc., Owens-Illinois Group, Inc., Safeway Inc. and Union Texas Petroleum Holdings, Inc.


    NILS P. BROUS has been an executive of KKR since 1992. Prior thereto, he was an associate at Goldman, Sachs & Co. Mr. Brous is also a director of Bruno's, Inc., Canadian General Insurance Group Limited and KinderCare Learning Centers, Inc.

    A. BENTON COCANOUGHER is currently Dean of the Lowry Mays College and Graduate School of Business at Texas A&M University. He is also a director of Smith Barney Concert Series Mutual Funds, First American Bank -- Bryan and First American State Savings Bank Texas. Mr. Cocanougher has a B.B.A., M.B.A. and Ph.D. from the University of Texas at Austin.

    Messrs. Kravis and Roberts are first cousins. Robert R. Onstead and R. Randall Onstead are father and son.

BOARD COMPENSATION

    All directors are reimbursed for their usual and customary expenses incurred in attending all Board and committee meetings. It is anticipated that each director who is not an employee of the Company will receive an aggregate annual fee of $30,000. Directors who are also employees of the Company will receive no remuneration for serving as directors.

EXECUTIVE COMPENSATION

    The following table presents certain summary information concerning compensation paid or accrued by the Company for services rendered in all capacities for fiscal year 1997 for (i) the Chief Executive Officer of the Company during such fiscal year, (ii) the Chairman of the Board of the Company during such fiscal year and (iii) each of the five other most highly compensated executive officers of the Company, determined as of June 28, 1997 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE


                                                                                                 LONG TERM
                                                               ANNUAL COMPENSATION              COMPENSATION
                                                     ---------------------------------------  ----------------
                                           FISCAL                             OTHER ANNUAL       RESTRICTED       ALL OTHER
      NAME AND PRINCIPAL POSITION           YEAR       SALARY      BONUS    COMPENSATION(1)   STOCK AWARDS(2)   COMPENSATION
----------------------------------------  ---------  ----------  ---------  ----------------  ----------------  -------------
                                                         $           $             $                 $                $
Robert R. Onstead.......................  1997          500,096          0         35,385            --            255,639(3)
  Chairman of the Board
R. Randall Onstead......................  1997          375,192    185,589          9,807          103,480(4)(5)    169,064(3)
  President and Chief Executive Officer
Ron W. Barclay..........................  1997          200,192     92,125         16,812           60,465(4)        --
  Executive Vice President,
  Chief Administrative Officer
  & Assistant Secretary (6)
Michael M. Calbert......................  1997          175,000    133,000         11,289           58,382(4)(5)      --
  Senior Vice President,
  Corporate Planning and
  Development
Thomas K. Arledge.......................  1997          175,192     89,000         19,762           58,382(4)        --
  Senior Vice President,
  Retail Operations (7)
Terry P. Poyner (8).....................  1997          171,415     75,875          8,353           49,627(4)        --
  Senior Vice President,
  Merchandising/Logistics
Lee E. Straus...........................  1997          153,846     71,731          3,500           46,708(4)(5)      --
  Senior Vice President,
  Finance, Secretary and
  Treasurer


------------------------

(1) The amounts shown in this column represent annual payments for club allowance, car allowance and/ or reimbursement of medical expenses.


(2) As of June 28, 1997, the aggregate number and value of the Company's restricted stock for all executive officers was 34,408 shares with a value of $416,681 based on the purchase price of the Common Stock in the Recapitalization.



(3) Includes income recognized upon the purchase of a whole life insurance policy for the benefit of the individual.



(4) Includes income recognized upon the vesting of restricted Common Stock as of the Closing.



(5) On November 14, 1997 pursuant to the Company's 1997 Stock Purchase Plan for Key Employees of Randall's Food Markets, Inc. and Subsidiaries, Mr. Onstead was granted options to purchase 371,595 shares of Common Stock, (ii) Mr. Calbert purchased 16,515 shares of Common Stock and was granted options to purchase 51,610 shares of Common Stock and (iii) Mr. Straus purchased 18,051 shares of Common Stock and was granted options to purchase 51,010 shares of Common Stock. The purchase price for the shares and the exercise price for the options was $12.11 per share, with 50% of such shares to vest 20% per year over five years and the remaining 50% to vest based on the attainment of certain earnings targets by the Company. See "--1997 Stock Purchase and Option Plan."



(6) Mr. Barclay retired from the Company effective as of August 16, 1997.



(7) Mr. Arledge terminated his employment with the Company effective as of August 14, 1997.



(8) Mr. Poyner terminated his employment with the Company effective as of October 31, 1997.

STOCK OPTION AND RESTRICTED STOCK PLAN

    The Company Stock Option and Restricted Stock Plan (the "Stock Plan") provides for participation by key executives who are selected by the Company's Executive Committee. There are 1.5 million shares available for awards under the Stock Plan. To date, the following options have been granted: options to purchase 35,928 shares at $9.65 per share; options to purchase 25,209 shares at $11.90 per share; options to purchase 20,000 shares at $10.75 per share; options to purchase 20,001 shares at $15.00 per share; and options to purchase 495,810 shares at $18.15 per share. As of June 28, 1997 approximately 76,295 shares subject to options were exercisable.

OPTION GRANTS

    On December 30, 1994, the Company granted options to purchase $1,300,000 of Common Stock to each of Messrs. Calbert, Arledge and Straus (the "1994 Option Grant"). The options granted to Messrs. Calbert and Arledge consisted of five tranches of formula grants to be made on the last business day of five consecutive calendar years commencing December 30, 1994. Mr. Arledge's options were cancelled in connection with his resignation from the Company effective as of August 14, 1997. With respect to vested options, he received aggregate consideration of $27,255 (the difference between the respective exercise prices of such options and $12.11 per share). Mr. Arledge's unvested options were cancelled without any payment. The options granted to Mr. Straus consisted of three tranches of formula grants to be made on the last business day of three consecutive calendar years commencing December 30, 1994.

    The number of options in each tranche of formula grants is determined by dividing $100,000 by the value of a share of Common Stock at successive calendar year ends. The exercise prices which have been fixed as of the present time are $9.65, $11.90 and $15.00 for each of Messrs. Calbert and Straus. The exercise prices of the two remaining tranches for Mr. Calbert will be determined on the last business day of each of calendar years 1997 and 1998.

    The following Option Grants Table sets forth, as to the Named Executive Officers, certain information relating to stock options granted during fiscal year 1997:

                                                                                                     POTENTIAL REALIZABLE
                                                          INDIVIDUAL GRANTS                            VALUE AT ASSUMED
                                  -----------------------------------------------------------------    ANNUAL RATES OF
                                      NUMBER OF         % OF TOTAL                                       STOCK PRICE
                                     SECURITIES        OPTIONS/SARS                                    APPRECIATION FOR
                                     UNDERLYING         GRANTED TO       EXERCISE OR                     OPTION TERM
                                      OPTIONS/         EMPLOYEES IN      BASE PRICE     EXPIRATION   --------------------
NAME                                SARS GRANTED        FISCAL YEAR        ($/SH)          DATE       5% ($)     10% ($)
--------------------------------  -----------------  -----------------  -------------  ------------  ---------  ---------
Robert R. Onstead...............              0                  0           --             --          --         --
R. Randall Onstead..............              0                  0           --             --          --         --
Ron W. Barclay(1)...............              0                  0           --             --          --         --
Michael M. Calbert(2)...........          6,667                 33            15.00      12/30/2004     30,935(3)    73,070(3)
Thomas K. Arledge(4)............         --                 --               --             --          --         --
Terry P. Poyner.................              0                  0           --             --          --         --
Lee E. Straus(2)................          6,667                 33            15.00      12/30/2004     30,935(3)    73,070(3)

------------------------

(1) Mr. Barclay retired from the Company effective as of August 16, 1997.

(2) Represents the number of options granted on December 29, 1995 to each of Messrs. Calbert, Arledge and Straus pursuant to the 1994 Option Grant.

(3) The value of the Common Stock was $10.50 based upon an appraisal of the Common Stock as of June 28, 1997. Based upon the exercise prices, the amounts shown in these columns are the potential realizable value of options granted at assumed rates of stock price appreciation (5% and 10%, as set by the executive compensation disclosure provisions of the proxy rules) compounded annually over the option term and have not been discounted to reflect the present value of such amounts. The assumed rates of stock price appreciation are not intended to forecast the future appreciation of the Common Stock.

(4) Mr. Arledge's options were cancelled in connection with his resignation from the Company effective as of August 14, 1997. With respect to vested options, he received aggregate consideration of $27,255 (the difference between the respective exercise prices of such options and $12.11 per share). Mr. Arledge's unvested options were cancelled without any payment.

    AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1997 AND OPTION VALUES AS OF JUNE
     28, 1997

    The following table sets forth certain information concerning the number of stock options held by the Named Executive Officers as of June 28, 1997, and the value of in-the-money options outstanding as of such date.

                                                                                           NUMBER OF
                                                                                          SECURITIES          VALUE OF
                                                                                          UNDERLYING        UNEXERCISED
                                                                                          UNEXERCISED      IN-THE- MONEY
                                                                                         OPTIONS AS OF       OPTIONS AS
                                              NUMBER OF SHARES                           JUNE 28, 1997    OF JUNE 28, 1997
                                                 ACQUIRED ON                             (EXERCISABLE/     (EXERCISABLE/
NAME                                              EXERCISE           VALUE REALIZED     UNEXERCISABLE)     UNEXERCISABLE)
------------------------------------------  ---------------------  -------------------  ---------------  ------------------
Robert R. Onstead.........................                0             $       0                     0   $              0
R. Randall Onstead........................                0                     0                     0                  0
Ron W. Barclay(1).........................                0                     0                     0                  0
Michael M. Calbert(2)(3)..................                0                     0          18,765/8,281        8,808/1,372
Thomas K. Arledge(4)......................           --                    --                 --                 --
Terry P. Poyner...........................                0                     0                     0                  0
Lee E. Straus(2)..........................                0                     0          18,765/8,281        8,808/1,372

------------------------

(1) Mr. Barclay retired from the Company effective as of August 16, 1997.

(2) The value of the Common Stock was $10.50 based upon an appraisal of the Common Stock as of June 28, 1997.


(3) The number of unexercisable options does not include two tranches totaling $200,000 of Common Stock granted to Mr. Calbert whose exercises price will be fixed on December 31, 1997 and December 31, 1998, respectively. Consequently the number of options relating to such grant cannot be determined until the fair market value of a share of Common Stock is determined on such dates. See "--Option Grants."


(4) Mr. Arledge's options were cancelled in connection with his resignation from the Company effective as of August 14, 1997. With respect to vested options, he received aggregate consideration of $27,255 (the difference between the respective exercise prices of such options and $12.11 per share). Mr. Arledge's unvested options were cancelled without any payment.

    In fiscal year 1997, the Company issued certain employees 139,382 shares of restricted Common Stock, of which 5,000 have been forfeited. In addition, these employees were granted options to purchase 523,355 shares of Common Stock at an exercise price of $18.15 per share, of which 27,545 have been forfeited. These options become exercisable on September 30, 2000 and expire on September 30, 2006.

1997 STOCK PURCHASE AND OPTION PLAN

    The Company has adopted the 1997 Stock Purchase and Option Plan for Key Employees of Randall's Food Markets, Inc. and Subsidiaries (the "1997 Plan"). Grants made pursuant to the Stock Plan will become subject to, and be exercisable only in accordance with, the provisions of the 1997 Plan.

    The 1997 Plan provides for the issuance of shares of authorized but unissued or reacquired shares of Common Stock, subject to adjustment to reflect certain events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of or by the Company. The 1997 Plan is intended to assist the Company in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of the stockholders of the Company. The 1997 Plan permits the issuance of Common Stock (the "1997 Plan Purchase Stock") and the grant of Non-Qualified Stock Options and Incentive Stock Options (the "1997 Plan Options") to purchase shares of Common Stock and other stock-based awards (the issuance of 1997 Plan Purchase Stock and the grant of 1997 Plan Options and other stock-based awards pursuant to the 1997 Plan being a "1997 Plan Grant"). In addition, it is expected that loans of up to approximately $8.0 million in the aggregate will be made to employees to finance purchases of Common Stock pursuant to the 1997 Plan. These loans will be secured by pledges to the Company of Common Stock owned by such employees. Unless sooner terminated by the Company's Board of Directors, the 1997 Plan will expire ten years after its approval by the Company's stockholders. Such termination will not affect the validity of any 1997 Plan Grant outstanding on the date of the termination.

    The Compensation Committee of the Board of Directors will administer the 1997 Plan, including, without limitation, the determination of the employees to whom 1997 Plan Grants will be made, the number of shares of Common Stock subject to each 1997 Plan Grant, and the various terms of 1997 Plan Grants. The Compensation Committee of the Board of Directors may from time to time amend the terms of any 1997 Plan Grant, but, except for adjustments made upon a change in the Common Stock by reason of a stock split, spin-off, stock dividend, stock combination or reclassification, recapitalization, reorganization, consolidation, change of control, or similar event, such action shall not adversely affect the rights of any participant under the 1997 Plan with respect to the 1997 Plan Purchase Stock and the 1997 Plan Options without such participant's consent. The Board of Directors will retain the right to amend, suspend or terminate the 1997 Plan.

BONUS PLANS


    Prior to the Recapitalization, the Company maintained a bonus plan covering different executive populations at and above the district vice president level. Bonus payments under these plans were part cash and part stock and were keyed to relevant performance factors within each group. The maximum bonuses ranged from 40% of annual base salary for certain vice presidents to 100% of annual base salary for the seven most senior executives. Performance criteria are a combination of corporate performance, individual and district or division goals, as appropriate. The Company has adopted a new bonus plan for fiscal year 1998 which completely replaces the old bonus plan. Under the new plan, separate bonus programs have been established for (i) officers (including Named Executive Officers), administrative department directors and key managers, (ii) store directors and department managers, (iii) pharmacists, (iv) merchandisers; (v) in-store service personnel and (vi) pricing coordinators. The bonus payments will consist solely of cash payments and will be keyed to different performance measures for each eligible employee group. For example, bonus payments to officers (including Named Executive Officers), administrative department directors and key managers will be based upon achievement of yearly EBITDA and same-store sales targets. The new bonus programs are not set forth in any formal documents.


RETIREMENT PLANS

    The Company maintains two qualified retirement plans. One, the Company's hourly employees' retirement plan, is a defined benefit pension plan. The other plan is the ESOP, which currently holds 2,275,622 shares of Common Stock. The ESOP provides for pass through voting with respect to a potential change in control. The Company also maintains the nonqualified Key Employee Stock Purchase Plan (the "KeySOP") which provides benefits to key employees and highly compensated employees whose benefits under the ESOP are limited due to Internal Revenue Code requirements. As of June 28, 1997, this plan held 42,601 shares of Common Stock, and the ESOP and KeySOP held an aggregate of 2,318,223 shares of Common Stock, or approximately 7.7% of the outstanding shares of Common Stock as of such date.

    No additional shares of Common Stock will be purchased by the ESOP. Although it will no longer acquire shares of Common Stock, the Company has combined the ESOP with a 401(k) plan option with diversified investment alternatives. The Company recently settled a class action lawsuit brought on behalf of the ESOP and made a payment of $11.3 million in connection with such settlement. See "Business-- Litigation." In addition, no additional shares of Common Stock will be purchased by the KeySOP.

SAVINGS AND INVESTMENT PLAN

    The Board of Directors of the Company adopted the Savings and Investment Plan (the "Savings Plan") effective January 1, 1990. All full-time employees of the Company and its subsidiaries are eligible to participate in the Savings Plan upon completion of one year of service and the attainment of the age of 18. Participants may contribute, in increments of 1%, up to 10% (6% before July 1, 1994) of their compensation to the Savings Plan. In accordance with the provisions of the Savings Plan, the Board of Directors has elected, since April 1, 1991, not to match employee contributions. Pursuant to the Subscription Agreement, subject to certain exceptions, the Company will continue to maintain the Savings Plan and other benefit plans of the Company, or substitute plans that are no less favorable in the aggregate to the employees of the Company than such existing plans, until December 31, 1997.

EMPLOYEE WELFARE BENEFITS AND RETIREE INSURANCE BENEFITS

    The Company provides welfare and other benefits only for its full-time employees. In addition to health and medical insurance, the Company also provides other standard benefits such as paid vacation and holidays, life insurance, sick pay and long-term disability coverage for eligible employees. The Company is self-insured with respect to health benefits for its employees. The long-term disability coverage and life insurance for eligible employees is fully insured. The Company has a stop loss policy in effect with respect to its self-insured medical plan and is reimbursed by the stop loss carrier for all claims that exceed the stop loss level, which is $200,000 for calendar 1997. Reimbursement for stop loss claims is handled by the third party administrator who pays all medical claims. In the event charges for any eligible employee exceeds $200,000 in one plan year, the third party administrator pays the claim for the plan and then submits the claim to the carrier for reimbursement. Total medical claims paid by the Company in calendar 1996 were $20.7 million. Total claims reimbursed in calendar year 1996 were $0.4 million.

    The Company does not generally provide retiree medical or retiree life insurance benefits. However, the Company does have individual arrangements which provide for health benefits for life with respect to four surviving family members of the founders. These persons are Robert R. Onstead, Kay Onstead, Mabel Frewin and Deloris Barclay.

EMPLOYMENT CONTRACTS

    Effective April 1, 1997 (the "Effective Date"), the Company entered into employment agreements with Robert R. Onstead, R. Randall Onstead and Ron W. Barclay (the "Employment Agreements") which became effective upon consummation of the Equity Investment and are subject to the terms and conditions described below.

    ROBERT R. ONSTEAD. The Employment Agreement with Robert R. Onstead provides that Mr. Onstead will continue to serve as Chairman of the Board through July 1, 1998 (the "Initial Period"). From July 2, 1998, Mr. Onstead shall become Chairman Emeritus for life and serve as a consultant until such time as 10% of the Common Stock (or the common stock of a successor to the Company) is tradable on a national stock exchange (the "Consulting Period"). In addition, Mr. Onstead will continue to be nominated as a director (and the Company shall use its best efforts to secure his election as such) until such time as his stock ownership in the Company falls below 10% of the outstanding Common Stock.

    During the Initial Period the Company will pay Mr. Onstead a monthly salary of $41,667 and will generally continue to furnish the perquisites and benefits that were available to Mr. Onstead prior to the Effective Date. During the Consulting Period, the Company will pay Mr. Onstead a monthly fee of $16,667. In addition, following the Initial Period, Mr. Onstead will receive monthly retirement payments in the amount of $8,333 until Mr. Onstead owns less than 3% of the outstanding Common Stock (or of the outstanding interest in a successor). The Company will furnish Mr. Onstead (and his spouse) at no cost to them with lifetime medical, dental and life insurance benefits. The Company will also provide Mr. Onstead with certain office amenities for life; provided that the annual cost thereof may not exceed $100,000.

    In the event Mr. Onstead's employment or consulting engagement is terminated
(i) by the Company (A) due to his death or disability, (B) as a result of Mr. Onstead's gross negligence or willful misconduct in the performance of his duties and services or his material breach of any material provision of his Employment Agreement which is not corrected within 30 days of notice thereof or
(C) in connection with the insolvency, liquidation or any other event which results in the discontinuance of the existence of the Company without a successor thereto, or (ii) by Mr. Onstead other than as a result of the Company's material breach of any material provision of his Employment Agreement which is not corrected within 30 days of notice thereof (a termination under clause (i) or (ii) being hereinafter referred to as a "Non-Severance Termination"), the Company will cease to pay Mr. Onstead's salary or consulting fee (as applicable) upon such termination. In the event of a change of control of the Company, Mr. Onstead's employment shall terminate 30 days after such event and the Company (or its successor) will cease to pay Mr. Onstead's salary or consulting fee (as applicable) upon such termination.

    In the event Mr. Onstead incurs a termination other than a Non-Severance Termination prior to the expiration of the Initial Period, the Company is required to pay Mr. Onstead an amount equal to the sum of (x) the aggregate amount of salary that he would have received for the remainder of the Initial Period and (y) the economic value of the benefits he would have received during such period.

    In the event Mr. Onstead incurs a termination other than a Non-Severance Termination during his consulting engagement, the Company is required to continue to pay Mr. Onstead all amounts due in respect of his consulting engagement on the same basis as if Mr. Onstead had remained a consultant through the Consulting Period.

    R. RANDALL ONSTEAD. The Employment Agreement with R. Randall Onstead provides that Mr. Onstead will serve as President and Chief Executive Officer, for which he will receive a minimum monthly base salary of $35,417. Pursuant to his Employment Agreement, Mr. Onstead also will be granted options to purchase 371,594 shares of Common Stock at a price of $12.11 per share, with 50% of such shares to vest 20% per year over five years and the remaining 50% to vest based on the attainment of certain performance goals. In addition to receiving other benefits and perquisites available to similarly situated executives of the Company, Mr. Onstead will also be extended a $750,000 line of credit by the Company which will be secured by his Common Stock and be payable 180 days after termination of his Employment Agreement to the extent not satisfied out of (i) any compensation due him and payable upon the termination of his employment and
(ii) the proceeds from the disposition of Common Stock and options by him. This line of credit will bear interest at the applicable federal rate, which is published in a revenue ruling each month by the Internal Revenue Service. No advances have been made to Mr. Onstead under this line of credit.

    In the event Randall Onstead incurs a Non-Severance Termination, the Company will cease to pay Mr. Onstead's salary upon such termination. In the event Mr. Onstead incurs a termination of employment other than a Non-Severance Termination (which shall include a termination of employment by Mr. Onstead due to the assignment to him by the Board of duties materially inconsistent with his position) within two years of the Effective Date, he shall be entitled to a severance payment in an amount equal to three times the sum of (i) his base salary on the date of termination and (ii) the average annual bonus paid or payable with respect to the immediately preceding three calendar years. He shall also be entitled to three years continued medical and dental coverage at no cost to him for himself, his spouse and his dependents. In the event Mr. Onstead incurs a termination of employment other than a Non-Severance Termination after two years following the Effective Date, he shall be entitled to a severance payment in an amount equal to two times the sum of (i) his base salary on the date of termination and (ii) the average annual bonus paid or payable with respect to the immediately preceding two calendar years. He shall also be entitled to two years continued medical and dental coverage at no cost to him for himself, his spouse and his dependents. Regardless of the timing of any such termination, if Mr. Onstead's employment is terminated without cause, he shall be entitled to the Company's investment in certain life insurance policies.

    RON W. BARCLAY. Ron W. Barclay retired from the Company effective as of August 16, 1997. The Employment Agreement with Mr. Barclay provides that, following Mr. Barclay's termination, he is entitled to outplacement services for a period of one year in an amount not to exceed $30,000. Mr. Barclay agrees not to engage in any business activity in the United States which is in competition with the business of the Company for a period of two years following his termination. In consideration of the foregoing obligation, the Company will pay Mr. Barclay a total of $200,000 in bi-weekly installments over such two-year period. Furthermore, for a period of three years following his termination, Mr. Barclay agrees not to solicit any employees of the Company or solicit any suppliers of the Company in connection with any business that is in competition with the Company.

    Mr. Barclay's Employment Agreement provides for a consulting engagement for a period of three years following his termination of employment. In respect of such engagement, Mr. Barclay shall receive $6,000 per year payable in a lump sum upon his termination of employment and shall receive continued medical and dental insurance coverage during his consulting engagement.

    In addition, Mr. Barclay executed a severance and release agreement to his Employment Agreement (the "Severance and Release Agreement"), entitling him to the following severance benefits: (i) continued salary from his date of termination to the effective date of the Severance and Release Agreement reduced by the amount of any payments made in respect of the non-competition obligation described above and (ii) a lump sum payment equal to $647,857 reduced by any payment made pursuant to clause (i) of this paragraph.

    In the event Mr. Barclay dies during his consulting engagement, his estate shall be entitled to receive a lump sum payment equal to the difference between
(i) $865,857 and (ii) any amounts paid in respect of Mr. Barclay's consulting engagement and non-competition obligation. In the event of Mr. Barclay's death during his consulting engagement the Company will provide 36 months continued medical and dental insurance coverage for his qualified dependents.

TERMINATION AGREEMENT

    Effective on or about April 1, 1997, the Company entered into a termination agreement with Bob L. Gowens (the "Gowens Agreement"). Pursuant to the Gowens Agreement, Mr. Gowens resigned from all positions with the Company and the Company accepted such resignation. Mr. Gowens has received a severance payment of $625,000 reduced by certain amounts. In addition, he is entitled to outplacement services for a period of one year in an amount not to exceed $30,000.

    Mr. Gowens agrees not to engage in any business activity in the United States which is in competition with the business of the Company for a period of two years following his termination. In consideration of the foregoing obligation, the Company will pay Mr. Gowens a total of $200,000 in bi-weekly installments over such two-year period. Furthermore, for a period of three years following his termination, Mr. Gowens agrees not to solicit any employees of the Company or solicit any suppliers of the Company in connection with any business that is in competition with the Company.

    The Gowens Agreement provides for a consulting engagement for a period of three years following his termination of employment. In respect of such engagement, Mr. Gowens shall receive $25,000 per year payable in a lump sum upon his termination of employment and shall receive continued medical and dental insurance coverage during his consulting engagement. Under the terms of the Gowens Agreement, the Company is released from all claims Mr. Gowens may have against it.

                             PRINCIPAL SHAREHOLDERS


    The following table sets forth certain information concerning beneficial ownership of shares of Common Stock as of November 30, 1997 by: (i) persons known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each person who is a director of the Company; (iii) each person who is a Named Executive Officer; and (iv) all directors and executive officers of the Company as a group.



                                                                                BENEFICIAL      PERCENTAGE
                                                                               OWNERSHIP OF      OF CLASS
NAME OF BENEFICIAL OWNER                                                       COMMON STOCK   OUTSTANDING(A)
----------------------------------------------------------------------------  --------------  --------------
KKR 1996 GP L.L.C.(b)
  c/o Kohlberg Kravis Roberts & Co., L.P.
  9 West 57th Street
  New York, NY 10019........................................................     18,579,686           61.7%(c)
  Henry R. Kravis(b)........................................................        --              --
  George R. Roberts(b)......................................................        --              --
  Paul E. Raether(b)........................................................        --              --
  James H. Greene(b)........................................................
  Nils P. Brous(b)..........................................................        --

Robert R. Onstead(d)(e).....................................................      6,054,165           20.1
Randall's Food Markets, Inc. Employee Stock Ownership Plan..................      2,275,622            7.6
R. Randall Onstead(d)(f)....................................................        210,524         *
Ron W. Barclay(d)(g)........................................................        265,515         *
Michael M. Calbert(d)(f)....................................................         37,171         *
Thomas K. Arledge(d)(h).....................................................        --              --
Terry P. Poyner(d)(i).......................................................          4,635         *
Lee E. Straus(d)(f).........................................................         20,644         *
All directors and executive officers as group (15 persons)..................     25,604,593           85.1%


------------------------

*   Less than one percent.


(a) The amounts and percentage of Common Stock beneficially owned are reported on the basis of regulations of the Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he has no economic interest. The percentage of class outstanding is based on the 30,089,459 shares of Common Stock outstanding as of November 30, 1997. In connection with the Subscription Agreement, the Company has agreed to certain indemnities for the benefit of RFM Acquisition which are payable in additional shares of Common Stock, and the percentages in the table do not reflect any issuances thereunder. See "The Recapitalization."


(b) Shares of Common Stock shown as beneficially owned by KKR 1996 GP L.L.C. are held by RFM Acquisition. KKR 1996 GP L.L.C. is the sole general partner of KKR Associates 1996 L.P., a Delaware limited partnership. KKR Associates 1996 L.P. is the sole general partner of KKR 1996 Fund L.P., a Delaware limited partnership. KKR 1996 Fund L.P. is the sole member of RFM Acquisition. KKR 1996 GP L.L.C. is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts and the other members of which are Messrs. Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz,

    Perry Golkin, Clifton S. Robbins, Scott M. Stuart and Edward A. Gilhuly. Messrs. Kravis, Roberts, Raether and Greene are directors of the Company. Each of such individuals may be deemed to share beneficial ownership of the shares shown as beneficially owned by KKR 1996 GP L.L.C. Each of such individuals disclaims beneficial ownership of such shares. Mr. Nils P. Brous is a limited partner of KKR Associates 1996 L.P. and also is a director of the Company.


(c) KKR 1996 GP L.L.C. will own approximately 62% of the Common Stock on a fully diluted basis assuming exercise of the RFM Option and the completion of issuances of stock and options to certain members of management under the 1997 Plan.



(d) Does not include shares of Common Stock held by these individuals as part of their participation in the ESOP.


(e) Includes shares held by Mr. Onstead's family partnership, his spouse and the Onstead Foundation.


(f) On November 14, 1997, pursuant to the 1997 Plan, (i) Mr. Onstead was granted options to purchase 371,595 shares of Common Stock, (ii) Mr. Calbert purchased 16,515 shares of Common Stock and was granted options to purchase 51,610 shares of Common Stock and (iii) Mr. Straus purchased 18,051 shares of Common Stock and was granted options to purchase 51,610 shares of Common Stock. The purchase price for the shares and the exercise price for the options is $12.11 per share. The purchase of such shares by Messrs. Calbert and Straus are reflected in the table.


(g) Mr. Barclay retired from the Company effective as of August 16, 1997.

(h) Mr. Arledge terminated his employment with the Company effective as of August 14, 1997.

(i) Mr. Poyner terminated his employment with the Company effective as of October 31, 1997.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    KKR 1996 GP L.L.C. beneficially owns approximately 62% of the Company's outstanding shares of Common Stock. The managing members of KKR 1996 GP L.L.C. are Messrs. Henry R. Kravis and George R. Roberts and the other members of which are Messrs. Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, Michael
T. Tokarz, James H. Greene, Jr., Perry Golkin, Clifton S. Robbins, Scott M. Stuart and Edward A. Gilhuly. Messrs. Kravis, Roberts, Raether and Greene are directors of the Company, as is Mr. Nils P. Brous, who is a limited partner of KKR Associates 1996 L.P. Each of the members of KKR 1996 GP L.L.C. is also a member of the limited liability company which serves as the general partner of KKR and Mr. Brous is an executive of KKR. KKR, an affiliate of RFM Acquisition and KKR 1996 GP L.L.C., received a fee of $8.0 million in cash for negotiating the Recapitalization and arranging the financing therefor, plus the reimbursement of its expenses in connection therewith, and, from time to time in the future, KKR may receive customary investment banking fees for services rendered to the Company in connection with divestitures, acquisitions and certain other transactions. In addition, KKR has agreed to render management, consulting and financial services to the Company for an annual fee of $1.0 million. See "Management--Directors and Executive Officers" and "Principal Shareholders."

    RFM Acquisition has the right, under certain circumstances and subject to certain conditions, to require the Company to register under the Securities Act shares of Common Stock held by it pursuant to a registration rights agreement entered into at the Closing (the "RFM Registration Rights Agreement"). Such registration rights will generally be available to RFM Acquisition until registration under the Securities Act is no longer required to enable it to resell the Common Stock owned by it. The RFM Registration Rights Agreement provides, among other things, that the Company will pay all expenses in connection with the first six demand registrations requested by RFM Acquisition and in connection with any registration commenced by the Company as a primary offering in which RFM Acquisition participates through piggy-back registration rights granted under such agreement. RFM Acquisition's exercise of its registration rights under the RFM Registration Rights Agreement will be subject to the RFM Tag Along and the RFM Drag Along provided for in the Shareholders Agreement. See "The Recapitalization-- Shareholders Agreement."

    On March 1, 1997, the Company loaned $20,000 to the Onstead Family Trust. This loan is evidenced by a promissory note, bears interest at a rate of 5% per annum and is payable on March 1, 1998, or on the Company's earlier demand.

    In connection with the Company's grant of $250,000 worth of restricted Common Stock (25,907 shares) to Michael Calbert on December 30, 1994, the Company loaned Mr. Calbert $100,000 on January 26, 1995 to pay related income taxes. So long as Mr. Calbert is in active employment during the 15 days before and after each payment date, the Company has agreed to forgive the scheduled repayments. The loan is evidenced by a promissory note, bears interest at 8% per annum and is payable in annual installments of $20,000 each, plus interest, beginning December 1, 1995 and ending December 1, 1999. The note is secured by the 25,907 shares, one-fifth of which are released each year beginning December 1, 1995.

    Robert R. Onstead owns a 7% carried interest and the estate of Randall C. Barclay owns a 3% carried interest in the limited partnership that developed and owns a shopping center in which one of the Company's stores is the anchor tenant. The base rent for this store is $392,796 per year, which is considered market rent.

    The Company purchases uniforms and other merchandise from Coastal Athletic Supply ("Coastal"), which is majority owned by Ann and Preston Hill (Robert R. Onstead's daughter and son-in-law). Purchases from Coastal during fiscal years 1995, 1996 and 1997 were $1,097,407, $775,609 and $1,152,483, respectively. In addition, the Company guarantees the obligations of Coastal to Uniforms To You ("UTY") and M.J. Soffe Co. ("Soffe") for merchandise purchased on the Company's behalf (the "Uniform Guarantees"). As of June 28, 1997, the obligations subject to the Uniform Guarantees were $68,203 to UTY and $136,428 to Soffe, respectively; the highest balances due with respect to such obligations were $57,740 to UTY and $0 to Soffe, respectively, for fiscal year 1995, $69,892 to UTY and $0 to Soffe, respectively, for fiscal year 1996, and $133,432 to UTY and $136,428 to Soffe, respectively, for fiscal year 1997. The obligations subject to the Uniform Guarantees are not interest bearing.

                          DESCRIPTION OF CAPITAL STOCK

CAPITAL STRUCTURE

    The entire authorized capital stock of the Company consists of (i) 75,000,000 shares of Common Stock, (ii) 8,250 shares of Class A Preferred Stock, and (iii) 5,000,000 shares of serial preferred stock with a par value of $10.00 per share (the "Serial Preferred Stock"). As of October 18, 1997, there were (i) 29,800,261 shares of Common Stock issued and outstanding; (ii) no shares of Class A Preferred Stock or Serial Preferred Stock issued or outstanding; (iii) 572,521 shares of Common Stock reserved for issuance upon exercise of authorized but unissued outstanding employee or director stock options to purchase shares of Common Stock granted under any stock option or stock purchase plan, program or arrangement of the Company; and (iv) 662,142 shares of Common Stock issuable upon exercise of outstanding stock options (with an average exercise price of $16.08).

REPURCHASE RIGHTS

    SHAREHOLDER AGREEMENTS. Pursuant to shareholder agreements dated March 29, 1984 and April 8, 1985 among the Company and John N. Frewin, Norman P. Frewin, Rosemary Frewin Gambino and certain other shareholders parties thereto (the "Qualified Shareholders"), when a Qualified Shareholder desires to dispose of shares of Common Stock, the Company has the right to acquire such shares for the per share value most recently determined on behalf of the trustee of the ESOP. In the event the Company does not exercise such election, other Qualified Shareholders have the right to purchase the shares at such valuation. In the event neither the Company nor the other Qualified Shareholders have exercised the repurchase right, the selling Qualified Shareholders may require the Company to repurchase such shares at the valuation. If a Qualified Shareholder becomes totally disabled and is unable to continue employment with the Company, or if a Qualified Shareholder is voluntarily or involuntarily terminated from employment for any reason other than death, the repurchase procedures described above are automatically operative as if such shareholder had intended to dispose of his or her shares. Upon the death of a Qualified Shareholder, all shares of Common stock owned by such shareholder must be sold to the Company at the valuation referred to above. As of October 18, 1997, holders beneficially owning 346,813 shares of Common Stock possess such repurchase rights under such agreements. In 1992, an additional holder of Common Stock (6,053 shares as of October 18, 1997) was granted similar repurchase rights.

    CULLUM ACQUISITION. In connection with the Cullum Acquisition, the Company granted the former Cullum shareholders put rights on the shares of Common Stock issued in such transaction. Pursuant to the Registration Rights and Repurchase Agreement dated as of August 24, 1992 (the "Former Cullum Shareholders Agreement"), among the Company and the Morgan Stanley Leveraged Equity Fund II, L.P. and the other former Cullum shareholders parties thereto (collectively, the "Former Cullum Shareholders"), the Former Cullum Shareholders have the right to require the Company to repurchase 60,028 shares of Common Stock for the per share value most recently determined on behalf of the trustee of the ESOP. This put right was exercisable commencing on October 15, 1997 and on each subsequent October 15 to and including October 15, 2001.

REGISTRATION RIGHTS

    RFM ACQUISITION. RFM Acquisition has the right, under certain circumstances and subject to certain conditions, to require the Company to register under the Securities Act shares of Common Stock held by it pursuant to the RFM Registration Rights Agreement. Such registration rights will generally be available to RFM Acquisition until registration under the Securities Act is no longer required to enable it to resell the Common Stock owned by it. The RFM Registration Rights Agreement provides, among other things, that the Company will pay all expenses in connection with the first six demand registrations requested by RFM Acquisition and in connection with any registration commenced by the Company as a primary offering in which RFM Acquisition participates through piggy-back registration rights granted under such agreement.

RFM Acquisition's exercise of its registration rights under the RFM Registration Rights Agreement will be subject to the RFM Tag Along and the RFM Drag Along provided for in the Shareholders Agreement. See "The Recapitalization -- Shareholders Agreement."

    FORMER CULLUM SHAREHOLDERS. The Former Cullum Shareholders Agreement provides the Former Cullum Shareholders with customary "piggy-back" registration rights. Should the Company register securities in connection with an offering of common stock, then the Company must offer to register shares of Common Stock (including shares of Common Stock issuable upon the conversion of shares of Convertible Preferred Stock) held by the Former Cullum Shareholders. These registration rights do not pertain to an offering on Form S-4 or S-8 or a registration statement that is filed with respect to an exchange offer or an offering that will be made solely to existing shareholders of the Company.

                        DESCRIPTION OF CREDIT FACILITIES

    The Credit Facilities are provided by a syndicate of banks and other financial institutions (the "Lenders") led by The Chase Manhattan Bank, as administrative agent (the "Administrative Agent"), Chase Securities Inc., as arranger, National Westminster Bank Plc, as syndication agent, and Citicorp Securities, Inc., as documentation agent. The Credit Facilities provide for the Term Loan Facility of up to $125.0 million and the $225.0 million Revolving Credit Facility. The Revolving Credit Facility includes borrowing capacity of up to $25.0 million for letters of credit, and up to $25.0 million for short-term borrowings. The Term Loan Facility matures on the date that is nine years after the Closing and provides for nominal annual amortization. The final maturity of loans under the Revolving Credit Facility will be the date that is seven years after the Closing.

    The interest rate under the Term Loan Facility fluctuates based on leverage and initially will be adjusted LIBOR plus 1.50%. The interest rate under the Revolving Credit Facility fluctuates based on leverage and initially will be ABR plus 0.00%. The Company may elect interest periods of 1, 2, 3 or 6 months (or 9 or 12 months, to the extent available from all the Lenders under the relevant Facility) for Adjusted LIBOR borrowings. Calculation of interest shall be on the basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans based on the Prime Rate) and interest shall be payable at the end of each interest period and, in any event, at least every 3 months or 90 days, as the case may be. ABR is the Alternate Base Rate, which is the highest of Chase's Prime Rate, the Federal Funds Effective Rate plus 0.50% and the Base CD Rate plus 1.00%. Adjusted LIBOR and the Base CD Rate will at all times include statutory reserves to the extent actually incurred (and, in the case of the Base CD Rate, FDIC assessment rates).

    The Company will pay a commitment fee at a rate which will fluctuate based on leverage and initially will equal 0.25% per annum on the undrawn portion of the commitments in respect of the Credit Facilities, commencing to accrue with respect to each Lender's commitment upon the acceptance by the Company of such Lender's commitment, paid initially at the Closing and quarterly in arrears after the Closing. The commitment fees will at all times be calculated based on the actual number of days elapsed over a 365-day year.

    The Company will pay a letter of credit fee equal to a rate per annum equal to the margin for Adjusted LIBOR loans under the Revolving Credit Facility, less 0.125%, on the aggregate face amount of outstanding letters of credit under the Revolving Credit Facility, payable in arrears at the end of each quarter and upon the termination of the Revolving Credit Facility, in each case for the actual number of days elapsed over a 365-day year. In addition, the Company shall pay to the Fronting Bank, for its own account, (a) a fronting fee of 0.125% per annum on the aggregate face amount of outstanding letters of credit, payable in arrears at the end of each quarter and upon the termination of the Revolving Credit Facility, in each case for the actual number of days elapsed over a 365-day year, and (b) customary issuance, amendment and administration fees.

    The Credit Facilities contain provisions under which commitment fees and interest rates will be adjusted in increments based on the ratio (the "Leverage Ratio") of consolidated total debt to consolidated adjusted EBITDA in effect from time to time. Subject to certain exceptions, the margin for Adjusted LIBOR loans for the Term Loan Facility and the Revolving Credit Facility, and the commitment fee rate thereunder, will be, in the case of a Leverage Ratio (i) greater than or equal to 6.0:1, 2.75%, 2.25% and .500%, respectively, (ii) greater than or equal to 5.5:1, 2.50%, 2.00% and .425%, respectively, (iii) greater than or equal to 5.0:1, 2.25%, 1.75% and .375%, respectively, (iv) greater than or equal to 4.5:1, 2.00%, 1.50% and .375%, respectively, (v) greater than or equal to 4.0:1, 1.75%, 1.25% and .250%, respectively, (vi) greater than or equal to 3.5:1, 1.50%, 1.00% and .250%, respectively, (vii) greater than or equal to 3.0:1, 1.50%, .875% and .250%, respectively, and (viii) less than 3.0:1, 1.50%, .750%, and .250%, respectively, with the margin for ABR loans being .125% less than the corresponding margin for Adjusted LIBOR loans (but not less than 0%).

    The Term Loans are subject to mandatory prepayment with (a) 100% of the net cash proceeds of certain non-ordinary-course asset sales or other dispositions of property by the Company and its subsidiaries, except to the extent that such proceeds are reinvested in the business of the Company and its subsidiaries (subject to the line of business covenant) within a specified time period and subject to certain other exceptions, (b) a portion of excess cash flow (as defined in the Credit Facilities), to the extent not reinvested in the business of the Company and its subsidiaries within six months after each yearly test period and (c) 100% of the net proceeds of certain issuances of debt obligations of the Borrower and its subsidiaries. Voluntary prepayments and Revolving Credit Facility commitment reductions are permitted in whole or in part at the option of the Company, in minimum principal amounts, without premium or penalty, subject to reimbursement of certain of the Lenders' costs under certain conditions.

    The Company's obligations under the Credit Facilities are secured by a perfected first priority pledge of and security interest in all the common stock of existing and subsequently acquired direct domestic subsidiaries of the Company (which at Closing consisted of Randall's Food & Drugs, Inc. and Randall's Properties, Inc.) other than common stock of unrestricted subsidiaries and subsidiaries created or acquired in connection with permitted acquisitions, evidences of indebtedness in excess of $5.0 million received by the Company in connection with asset sales other than sales in the ordinary course of business or in connection with permitted sale-leasebacks and 65% of the common stock of subsequently acquired direct foreign subsidiaries. In addition, indebtedness under the Credit Facilities is guaranteed by each existing and subsequently acquired domestic subsidiary of the Company (which at Closing consisted of Randall's Food & Drugs, Inc. and Randall's Properties, Inc.), subject to certain exceptions. See "Description of the Exchange Notes--Subordination" and "Risk Factors--Subordination" and "--Encumbrances on Assets to Secure Credit Facilities."

    The Credit Facilities contain customary covenants and restrictions on the Company's ability to, among other things, incur debt, grant liens, sell assets, pay dividends, make investments, prepay or redeem the Notes, enter into leases or incur capital expenditures. In addition, the Credit Facilities provide that the Company must meet or exceed a ratio of consolidated adjusted EBITDA to consolidated adjusted interest expense of 1.75 to 1.00 in fiscal year 1998 and gradually increasing by fiscal year 2003 through the maturity of the Term Loan Facility to 3.00 to 1.00 and must not exceed a ratio of consolidated total debt to consolidated adjusted EBITDA of 6.00 to 1.00 through the second quarter of fiscal year 1998 and gradually decreasing by fiscal year 2003 through the maturity of the Term Loan Facility to 3.00 to 1.00.

    Events of default under the Credit Facilities include (i) nonpayment of principal with no period of grace and nonpayment of interest, fees or other amounts due under the Credit Facilities within five days after the same become due; (ii) material breach of any representation or warranty; (iii) failure to observe any term, covenant or agreement contained in the Credit Facilities beyond an applicable period of grace; (iv) the failure by the Company or its subsidiaries (1) to make payments in respect of any Indebtedness when due and such failure continues after the applicable period of grace or (2) to perform or observe any condition or covenant or any other event shall occur or condition shall exist relating to such Indebtedness and the effect of such failure, event or condition is to cause or to permit the holders of such Indebtedness to cause such Indebtedness to be due prior to its stated maturity and the aggregate amount of such Indebtedness, together with the aggregate amount of all other Indebtedness in default, equals or exceeds $20 million; (v) certain events of bankruptcy or insolvency with respect to the Company or material subsidiaries;
(vi) the occurrence of certain events under the Employee Retirement Income Security Act of 1974, as amended; (vii) any material provision of the pledge agreement shall cease to create a valid security interest or the guaranty of the Company's obligations shall cease to be effective; (viii) judgments against the Company or its subsidiaries of $20 million or greater that remain unsatisfied, unvacated or unstayed pending appeal for a period of 60 days after entry; or
(ix) a change of control occurs.

    A "change of control" under the Credit Facilities will occur if (a) KKR, its Affiliates and management of the Company shall cease to own in the aggregate, directly or indirectly, beneficially and of record, at least 35% of the outstanding Voting Stock of the Company (other than as the result of one or more widely distributed offerings of common stock of the Company); (b) any person, entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) shall at any time have acquired direct or indirect beneficial ownership of a percentage of the outstanding Voting Stock of the Company that exceeds the percentage of such Voting Stock then beneficially owned, in the aggregate, by KKR, its Affiliates and management of the Company, unless, in the case of (a) or
(b) above, KKR, its Affiliates and management of the Company have, at such time, the right or the ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company; (c) at any time "continuing directors" shall not constitute a majority of the Board of Directors of the Company; or (d) a Change of Control (as defined in the Indenture) shall occur. Continuing directors of the Company under the Credit Facilities is defined in the Credit Facilities to include members of the Board of Directors at Closing, individuals who are members of the board for at least 12 months, individuals nominated by KKR and individuals nominated by a majority of the then continuing directors. The capitalized terms included in the definition of "change of control" under the Credit Facilities have meanings comparable to those included in the Indenture.

                               THE EXCHANGE OFFER

GENERAL

    The Company hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), to exchange up to $150 million aggregate principal amount of Exchange Notes for a like aggregate principal amount of Old Notes properly tendered on or prior to the Expiration Date and not withdrawn as permitted pursuant to the procedures described below. The Exchange Offer is being made with respect to all of the Old Notes.

    As of the date of this Prospectus, $150 million aggregate principal amount of the Old Notes is outstanding. This Prospectus, together with the Letter of
Transmittal, is first being sent on or about         , 1997, to all holders of
Old Notes known to the Company. The Company's obligation to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain conditions set forth under "Certain Conditions to the Exchange Offer" below. The Company currently expects that each of the conditions will be satisfied and that no waivers will be necessary.

PURPOSE OF THE EXCHANGE OFFER

    The Old Notes were issued on June 27, 1997 in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the Old Notes may not be reoffered, resold, or otherwise transferred unless so registered or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.

    In connection with the issuance and sale of the Old Notes, the Company entered into the Registration Rights Agreement, which requires the Company to file with the Commission a registration statement relating to the Exchange Offer not later than 100 days after the date of issuance of the Old Notes, and to use its best efforts to cause the registration statement relating to the Exchange Offer to become effective under the Securities Act not later than 200 days after the date of issuance of the Old Notes and the Exchange Offer to be consummated not later than 30 days after the date of the effectiveness of the Registration Statement (or use its best efforts to cause to become effective by the 230th calendar day after the Issuance Date a shelf registration statement with respect to resales of the Old Notes). A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement.

    The Exchange Offer is being made by the Company to satisfy its obligations with respect to the Registration Rights Agreement. The term "holder," with respect to the Exchange Offer, means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Old Notes are held of record by The Depository Trust Company. Other than pursuant to the Registration Rights Agreement, the Company is not required to file any registration statement to register any outstanding Old Notes. Holders of Old Notes who do not tender their Old Notes or whose Old Notes are tendered but not accepted would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act, if they wish to sell their Old Notes.

    The Company is making the Exchange Offer in reliance on the position of the Staff of the Commission as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter and there can be no assurance that the staff would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the Staff, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a Holder (other than any Holder who is a broker-dealer or an "affiliate" of the Company within the meaning of Rule 405 of the Securities Act) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such Holder's business and that such Holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such Exchange Notes. See "--Resale of Exchange Notes." Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

TERMS OF THE EXCHANGE

    The Company hereby offers to exchange, subject to the conditions set forth herein and in the Letter of Transmittal accompanying this Prospectus, $1,000 in principal amount of Exchange Notes for each $1,000 in principal amount of the Old Notes. The terms of the Exchange Notes are identical in all material respects to the terms of the Old Notes for which they may be exchanged pursuant to this Exchange Offer, except that the Exchange Notes will generally be freely transferable by holders thereof and will not be subject to any covenant regarding registration. The Exchange Notes will evidence the same indebtedness as the Old Notes and will be entitled to the benefits of the Indenture. See "Description of Exchange Notes."

    The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange.


    The Company has not requested, and does not intend to request, an interpretation by the staff of the Commission with respect to whether the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff of the Commission set forth in a series of no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for sale, resold and otherwise transferred by any holder of such Exchange Notes (other than any such holder that is a broker-dealer or is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes and neither such holder nor any other such person is engaging in or intends to engage in a distribution of such Exchange Notes. Since the Commission has not considered the Exchange Offer in the context of a no-action letter, there can be no assurance that the Staff of the Commission would make a similar determination with respect to the Exchange Offer. Any holder who is an affiliate of the Company or who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes cannot rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. A broker-dealer may not participate in the Exchange Offer with respect to Old Notes acquired other than as a result of market-making activities or other trading activities. See "Plan of Distribution."


    Interest on the Exchange Notes will accrue from the last Interest Payment Date on which interest was paid on the Old Notes so surrendered or, if no interest has been paid on such Notes, from June 27, 1997.

    Tendering holders of the Old Notes shall not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Old Notes pursuant to the Exchange Offer.

EXPIRATION DATE; EXTENSION; TERMINATION; AMENDMENT

    The Exchange Offer will expire at 5:00 p.m., New York City time, on
          , 1997, unless the Company, in its sole discretion, has extended the period of time for which the Exchange Offer is open (such date, as it may be extended, is referred to herein as the "Expiration Date") . The Expiration Date will be at least 20 business days after the commencement of the Exchange Offer in accordance with Rule 14e-1(a) under the Exchange Act. The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Old Notes, by giving oral or written notice to the Exchange Agent and by timely public announcement no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer unless properly withdrawn. The Company does not anticipate extending the Expiration Date.

    The Company expressly reserves the right to (i) terminate or amend the Exchange Offer and not to accept for exchange any Old Notes not theretofore accepted for exchange upon the occurrence of any of the events specified below under "Certain Conditions to the Exchange Offer" which have not been waived by the Company and (ii) amend the terms of the Exchange Offer in any manner which, in its good faith judgment, is advantageous to the holders of the Old Notes, whether before or after any tender of the Notes. If any such termination or amendment occurs, the Company will notify the Exchange Agent and will either issue a press release or give oral or written notice to the holders of the Old Notes as promptly as practicable.

    For purposes of the Exchange Offer, a "business day" means any day other than Saturday, Sunday or a date on which banking institutions are required or authorized by New York State law to be closed, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. Unless the Company terminates the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date, the Company will exchange the Exchange Notes for the Old Notes on the Exchange Date.

PROCEDURES FOR TENDERING OLD NOTES

    The tender to the Company of Old Notes by a holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal.

    A holder of Old Notes may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the Old Notes being tendered and any required signature guarantees and any other documents required by the Letter of Transmittal, to the Exchange Agent at its address set forth below on or prior to the Expiration Date (or complying with the procedure for book-entry transfer described below) or (ii) complying with the guaranteed delivery procedures described below.

    THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO INSURE TIMELY DELIVERY. NO OLD NOTES OR LETTERS OF TRANSMITTAL SHOULD BE SENT TO THE COMPANY.

    If tendered Old Notes are registered in the name of the signer of the Letter of Transmittal and the Exchange Notes to be issued in exchange therefor are to be issued (and any untendered Old Notes are to be reissued) in the name of the registered holder (which term, for the purposes described herein, shall include any participant in The Depository Trust Company (also referred to as a "book-entry transfer facility") whose name appears on a security listing as the owner of Old Notes), the signature of such signer need not be guaranteed. In any other case, the tendered Old Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered holder, and the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution (each an "Eligible Institution") that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act. If the Exchange Notes and/or Old Notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Old Notes, the signature in the Letter of Transmittal must be guaranteed by an Eligible Institution.

    The Exchange Agent will make a request within two business days after the date of receipt of this Prospectus to establish accounts with respect to the Old Notes at the book-entry transfer facility for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of Old Notes by causing such book-entry transfer facility to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with the book-entry transfer facility's procedures for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at the book-entry transfer facility, an appropriate Letter of Transmittal with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

    If a holder desires to accept the Exchange Offer and time will not permit a Letter of Transmittal or Old Notes to reach the Exchange Agent before the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the Exchange Agent has received at its address set forth below on or prior to the Expiration Date, a letter, telegram or facsimile transmission (receipt confirmed by telephone and an original delivered by guaranteed overnight courier) from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the Old Notes are registered and, if possible, the certificate numbers of the Old Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three business days after the Expiration Date, the Old Notes in proper form for transfer (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the book-entry transfer facility), will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Old Notes being tendered by the above-described method are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of the notice of guaranteed delivery ("Notice of Guaranteed Delivery") which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

    A tender will be deemed to have been received as of the date when (i) the tendering holder's properly completed and duly signed Letter of Transmittal accompanied by the Old Notes (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the book-entry transfer facility) is received by the Exchange Agent, or (ii) a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) from an Eligible Institution is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Old Notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Old Notes.

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or not to accept any particular Old Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

    If the Letter of Transmittal is signed by a person or persons other than the registered holder or holders of Old Notes, such Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the Old Notes.

    If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

    By tendering, each holder will represent to the Company that, among other things, the Exchange Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder, that neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company, or if it is an affiliate it will comply with the registration and prospectus requirements of the Securities Act to the extent applicable.

    Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

    The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

    The party tendering Notes for exchange (the "Transferor") exchanges, assigns and transfers the Old Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Old Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Old Notes and to acquire Exchange Notes issuable upon the exchange of such tendered Notes, and that, when the same are accepted for exchange, the Company will acquire good and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Exchange Agent or the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Old Notes or transfer ownership of such Old Notes on the account books maintained by a book-entry transfer facility. The Transferor further agrees that acceptance of any tendered Old Notes by the Company and the issuance of Exchange Notes in exchange therefor shall constitute performance in full by the Company of certain of its obligations under the Registration Rights Agreement. All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

    The Transferor certifies that it is not an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act and that it is acquiring the Exchange Notes offered hereby in the ordinary course of such Transferor's business and that such Transferor has no arrangement with any person to participate in the distribution of such Exchange Notes. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes. Each Transferor which is a broker-dealer receiving Exchange Notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company will, for a period of 90 days after the Expiration Date, make copies of this Prospectus available to any broker-dealer for use in connection with any such resale.

WITHDRAWAL RIGHTS

    Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date.

    For a withdrawal to be effective, a written notice of withdrawal sent by telegram, facsimile transmission (receipt confirmed by telephone) or letter must be received by the Exchange Agent at the address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having tendered the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) specify the principal amount of Notes to be withdrawn, (iv) include a statement that such holder is withdrawing his election to have such Old Notes exchanged, (v) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered or as otherwise described above (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee under the Indenture register the transfer of such Old Notes into the name of the person withdrawing the tender and (vi) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. The Exchange Agent will return the properly withdrawn Old Notes promptly following receipt of notice of withdrawal. If Old Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Old Notes or otherwise comply with the book-entry transfer facility procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by the Company and such determination will be final and binding on all parties.

    Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account with such book-entry transfer facility specified by the holder) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

    Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly on the Exchange Date, all Old Notes properly tendered and will issue the Exchange Notes promptly after such acceptance. See "Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

    For each Old Note accepted for exchange, the holder of such Old Note will receive an Exchange Note having a principal amount equal to that of the surrendered Old Note.

    In all cases, issuance of Exchange Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely book-entry confirmation of such Old Notes into the Exchange Agent's account at the book-entry transfer facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, such non-exchanged Old Notes will be credited to an account maintained with such book-entry transfer facility) as promptly as practicable after the expiration of the Exchange Offer.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

    Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer (by oral or written notice to the Exchange Agent or by a timely press release) if at any time before the acceptance of such Old Notes for exchange or the exchange of the Exchange Notes for such Old Notes, any of the following conditions exist:

        (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority or any injunction, order or decree is issued with respect to the Exchange Offer which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company; or

        (b) any change (or any development involving a prospective change) shall have occurred or be threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company that is or may be adverse to the Company, or the Company shall have become aware of facts that have or may have adverse significance with respect to the value of the Old Notes or the Exchange Notes or that may materially impair the contemplated benefits of the Exchange Offer to the Company; or

        (c) any law, rule or regulation or applicable interpretations of the Staff of the Commission is issued or promulgated which, in the good faith determination of the Company, do not permit the Company to effect the Exchange Offer; or

        (d) any governmental approval has not been obtained, which approval the Company, in its sole discretion, deems necessary for the consummation of the Exchange Offer; or

        (e) there shall have been proposed, adopted or enacted any law, statute, rule or regulation (or an amendment to any existing law statute, rule or regulation) which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company; or

        (f) there shall occur a change in the current interpretation by the staff of the Commission which permits the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes to be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such Exchange Notes; or

        (g) there shall have occurred (i) any general suspension of, shortening of hours for, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market (whether or not mandatory), (ii) any limitation by any govermental agency or authority which may adversely affect the ability of the Company to complete the transactions contemplated by the Exchange Offer, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks by Federal or state authorities in the United States (whether or not mandatory), (iv) a commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States, (v) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other leading institutions in the United States, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof.

    The Company expressly reserves the right to terminate the Exchange Offer and not accept for exchange any Old Notes upon the occurrence of any of the foregoing conditions (which represent all of the material conditions to the acceptance by the Company of properly tendered Old Notes). In addition, the Company may amend the Exchange Offer at any time prior to the Expiration Date if any of the conditions set forth above occur. Moreover, regardless of whether any of such conditions has occurred, the Company may amend the Exchange Offer in any manner which, in its good faith judgment, is advantageous to holders of the Old Notes.

    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. If the Company waives or amends the foregoing conditions, it will, if required by law, extend the Exchange Offer for a minimum of five business days from the date that the Company first gives notice, by public announcement or otherwise, of such waiver or amendment, if the Exchange Offer would otherwise expire within such five business-day period. Any determination by the Company concerning the events described above will be final and binding upon all parties.

    In addition, the Company will not accept for exchange any Old Notes tendered, and no Exchange Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended. In any such event the Company is required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

    The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange.

EXCHANGE AGENT

    Marine Midland Bank has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below:

         BY HAND/OVERNIGHT COURIER:                              BY MAIL:
             Marine Midland Bank                            Marine Midland Bank
      Attn: Corporate Trust Operations               Attn: Corporate Trust Operations
            140 Broadway, Level A                          140 Broadway, Level A
        New York, New York 10005-1180                  New York, New York 10005-1180
                                       BY FACSIMILE:
                                       (212) 658-2292
                                    Attn.: Paulette Shaw
                                 Telephone: (212) 658-5931

Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent at the address and telephone number set forth in the Letter of Transmittal.

    DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ON THE LETTER OF TRANSMITTAL, OR TRANSMISSIONS OF INSTRUCTIONS VIA A FACSIMILE OR TELEX NUMBER OTHER THAN THE ONES SET FORTH ON THE LETTER OF TRANSMITTAL, WILL NOT CONSTITUTE A VALID DELIVERY.

SOLICITATION OF TENDERS; FEES AND EXPENSES

    The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this and other related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for their customers.

    The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $500,000, which includes fees and expenses of the Exchange Agent, Trustee, registration fees, accounting, legal, printing and related fees and expenses.

    No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Old Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Old Notes in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Company by one or more registered brokers or dealers which are licensed under the laws of such jurisdication.

TRANSFER TAXES

    The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing Exchange Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

    The Exchange Notes will be recorded at the carrying value of the Old Notes as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company upon the exchange of Exchange Notes for Old Notes. Expenses incurred in connection with the issuance of the Exchange Notes will be amortized over the term of the Exchange Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Holders of Old Notes who do not exchange their Old Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon. Old Notes not exchanged pursuant to the Exchange Offer will continue to remain outstanding in accordance with their terms. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act.

    Participation in the Exchange Offer is voluntary, and holders of Old Notes should carefully consider whether to participate. Holders of Old Notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

    As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to the terms of, this Exchange Offer, the Company will have fulfilled a covenant contained in the Registration Rights Agreement. Holders of Old Notes who do not tender their Old Notes in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and limitations applicable thereto under the Indenture, except for any such rights under the Registration Rights Agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this Exchange Offer. All untendered Old Notes will continue to be subject to the restrictions on transfer set forth in the Indenture. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Old Notes could be adversely affected.

    The Company may in the future seek to acquire, subject to the terms of the Indenture, untendered Old Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plan to acquire any Old Notes which are not tendered in the Exchange Offer.

RESALE OF EXCHANGE NOTES

    The Company is making the Exchange Offer in reliance on the position of the staff of the Commission as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter and there can be no assurance that the Staff would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a Holder (other than any Holder who is a broker-dealer or an "affiliate" of the Company within the meaning of Rule 405 of the Securities Act) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such Holder's business and that such Holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities
Act) of such Exchange Notes. However, any holder who is an "affiliate" of the Company or who has an arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offer, or any broker-dealer who purchased Old Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act
(i) could not rely on the applicable interpretations of the staff and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act. A broker-dealer who holds Old Notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes. Each such broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

    In addition, to comply with the securities laws of certain jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the Exchange Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the Exchange Notes reasonably requests. Such registration or qualification may require the imposition of restrictions or conditions (including suitability requirements for offerees or purchasers) in connection with the offer or sale of any Exchange Notes.

                       DESCRIPTION OF THE EXCHANGE NOTES

    The Old Notes were issued and the Exchange Notes offered hereby will be issued under the Indenture. The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Exchange Notes are subject to all such terms, and holders of the Exchange Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture describes the material terms of the Indenture but is subject to, and qualified in its entirety by reference to, the provisions of the Indenture, including the definitions of certain terms contained therein and those terms made part of the Indenture by reference to the Trust Indenture Act. For definitions of certain capitalized terms used in the following summary, see "--Certain Definitions." The Indenture is an exhibit to the Registration Statement of which this Prospectus is a part.

    On June 27, 1997, the Company issued $150 million aggregate principal amount of Old Notes under the Indenture. The terms of the Exchange Notes are identical in all material respects to the Old Notes, except for certain transfer restrictions and registration and other rights relating to the exchange of the Old Notes for Exchange Notes. The Trustee will authenticate and deliver Exchange Notes for original issue only in exchange for a like principal amount of Old Notes. Any Old Notes that remain outstanding after the consummation of the Exchange Offer, together with the Exchange Notes, will be treated as a single class of securities under the Indenture. Accordingly, all references herein to specified percentages in aggregate principal amount of the outstanding Exchange Notes shall be deemed to mean, at any time after the Exchange Offer is consummated, such percentage in aggregate principal amount of the Old Notes and Exchange Notes then outstanding.

    The Exchange Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company. As of October 18, 1997, the aggregate amount of the Company's outstanding Senior Indebtedness was approximately $125.0 million. The Indenture will permit the incurrence of additional Senior Indebtedness in the future.

    Operations of the Company are conducted primarily through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Exchange Notes. The Exchange Notes will be effectively subordinated to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's Subsidiaries. Any right of the Company to receive assets of any of its Subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the Holders to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company still would be subordinate to any security in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company. As of October 18, 1997, the Company's Subsidiaries had approximately $382.5 million of liabilities (excluding guarantees of the Indebtedness under the Credit Facilities) outstanding. See "Risk Factors--Adverse Consequences of Holding Company Structure" and "--Subordination."

    All of the Company's Subsidiaries will be Restricted Subsidiaries. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

SUBORDINATION

    The payment of the Subordinated Note Obligations is subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash equivalents of all Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter incurred. Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Indebtedness will be entitled to receive payment in full in cash equivalents of such Senior Indebtedness before the Holders will be entitled to receive any payment with respect to the Subordinated Note Obligations, and until all Senior Indebtedness is paid in full in cash equivalents, any distribution to which the Holders would be entitled shall be made to the holders of Senior Indebtedness (except that Holders may receive (i) shares of stock and any debt securities that are subordinated at least to the same extent as the Exchange Notes to (a) Senior Indebtedness and (b) any securities issued in exchange for Senior Indebtedness and (ii) payments made from the trusts described under "--Legal Defeasance and Covenant Defeasance").

    The Company also may not make any payment upon or in respect of the Subordinated Note Obligations (except in such subordinated securities or from the trust described under "--Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on, or of unreimbursed amounts under drawn letters of credit or in respect of bankers' acceptances or fees relating to letters of credit or bankers' acceptances constituting, Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace (a "PAYMENT DEFAULT") or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity (a "NON-PAYMENT DEFAULT") and the Trustee receives a notice of such default (a "PAYMENT BLOCKAGE NOTICE") from a representative of holders of such Designated Senior Indebtedness. Payments on the Exchange Notes, including any missed payments, may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived or shall have ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full in cash equivalents and (b) in case of a nonpayment default, the earlier of (x) the date on which such nonpayment default is cured or waived, (y) 179 days after the date on which the applicable Payment Blockage Notice is received (each such period, the "PAYMENT BLOCKAGE PERIOD") or (z) the date such Payment Blockage Period shall be terminated by written notice to the Trustee from the requisite holders of such Designated Senior Indebtedness necessary to terminate such period or from their representative. No new period of payment blockage may be commenced unless and until 365 days have elapsed since the effectiveness of the immediately preceding Payment Blockage Notice. However, if any Payment Blockage Notice within such 365-day period is given by or on behalf of any holders of Designated Senior Indebtedness (other than the agent under the Senior Credit Facilities), the agent under the Senior Credit Facilities may give another Payment Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 365 consecutive day period. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 days.

    If the Company fails to make any payment on the Exchange Notes when due or within any applicable grace period, whether or not on account of the payment blockage provision referred to above, such failure would constitute an Event of Default under the Indenture and would enable the Holders to accelerate the maturity thereof.

    The Indenture further requires that the Company promptly notify holders of Senior Indebtedness if payment of the Exchange Notes is accelerated because of an Event of Default.

    As a result of the subordination provisions described above, in the event of insolvency, bankruptcy, administration, reorganization, receivership or similar proceedings relating to the Company, Holders may recover less ratably than creditors of the Company who are holders of Senior Indebtedness. In addition, the Exchange Notes will be structurally subordinated to the liabilities of Subsidiaries of the Company. At October 18, 1997, the Company had approximately $125.0 million of Senior Indebtedness outstanding and the Company had additional availability of $224.0 million (reduced by $1.0 million of outstanding letters of credit) for borrowings under the Credit Facilities, all of which would be Senior Indebtedness of the Company, and the Company's Subsidiaries had aggregate outstanding liabilities of approximately $382.5 million, excluding guarantees of the Indebtedness under the Credit Facilities. Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and its

Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "--Certain Covenants--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock."

    "DESIGNATED SENIOR INDEBTEDNESS" means (i) Senior Indebtedness under the Senior Credit Facilities and (ii) any other Senior Indebtedness permitted under the Indenture the principal amount of which is $25.0 million or more and that has been designated by the Company as Designated Senior Indebtedness.

    "SENIOR INDEBTEDNESS" means (i) the Obligations under the Senior Credit Facilities and (ii) any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes, including, with respect to clauses (i) and (ii), interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, whether or not such interest is an allowable claim in such bankruptcy proceeding. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (1) any liability for federal, state, local or other taxes owed or owing by the Company, (2) any obligation of the Company to any of its Subsidiaries, (3) any accounts payable or trade liabilities arising in the ordinary course of business (including instruments evidencing such liabilities) other than obligations in respect of letters of credit under the Senior Credit Facilities, (4) any Indebtedness that is incurred in violation of the Indenture,
(5) Indebtedness which, when incurred and without respect to any election under
Section 1111(b) of Title 11, United States Code, is without recourse to the Company, (6) any Indebtedness, guarantee or obligation of the Company which is subordinate or junior to any other Indebtedness, guarantee or obligation of the Company, (7) Indebtedness evidenced by the Notes and (8) Capital Stock of the Company.

    "SUBORDINATED NOTE OBLIGATIONS" means any principal of, premium, if any, and interest on the Notes payable pursuant to the terms of the Notes or upon acceleration, together with and including any amounts received upon the exercise of rights of rescission or other rights of action (including claims for damages) or otherwise, to the extent relating to the purchase price of the Notes or amounts corresponding to such principal, premium, if any, or interest on the Notes.

    The Exchange Notes will rank senior in right of payment to all Subordinated Indebtedness of the Company. At the Issuance Date the Company had no Subordinated Indebtedness.

PRINCIPAL, MATURITY AND INTEREST

    The Exchange Notes will be limited in aggregate principal amount to $150.0 million and will mature on July 1, 2007. Interest on the Exchange Notes will accrue at the rate of 9 3/8% per annum and will be payable semi-annually in arrears on January 1 and July 1, commencing on January 1, 1998, to Holders of record on the immediately preceding December 15 and June 15. Interest on the Exchange Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Issuance Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal of, premium, if any, and interest on the Exchange Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders; PROVIDED that all payments of principal, premium, if any, and interest with respect to Exchange Notes represented by one or more permanent global Exchange Notes registered in the name of or held by The Depository Trust Company or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Exchange Notes will be issued in denominations of $1,000 and integral multiples thereof.

MANDATORY REDEMPTION

    Except as set forth below under "--Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Exchange Notes.

OPTIONAL REDEMPTION

    Except as described below, the Exchange Notes will not be redeemable at the Company's option prior to July 1, 2002. From and after July 1, 2002, the Exchange Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 1 of each of the years indicated below:

                        REDEMPTION
YEAR                       PRICE
----------------------  -----------
2002..................     104.688%
2003..................     103.125
2004..................     101.563
2005 and thereafter...     100.000%

    In addition, at any time or from time to time, on or prior to July 1, 2000, the Company may, at its option, redeem up to 40% of the aggregate principal amount of Exchange Notes originally issued under the Indenture on the Issuance Date at a redemption price equal to 109.375% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date, with the net proceeds of one or more Equity Offerings; PROVIDED that at least 60% of the aggregate principal amount of Exchange Notes originally issued under the Indenture on the Issuance Date remains outstanding immediately after the occurrence of each such redemption; PROVIDED FURTHER that each such redemption occurs within 60 days of the date of closing of each such Equity Offering. The Trustee shall select the Exchange Notes to be purchased in the manner described under "Repurchase at the Option of Holders--Selection and Notice."

    At any time on or prior to July 1, 2002, the Exchange Notes may also be redeemed as a whole at the option of the Company upon the occurrence of a Change of Control or upon the acquisition, in one or a series of related transactions, of 50% or more of the total Voting Stock of the Company by an Affiliate of KKR or the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to an Affiliate of KKR, upon not less than 30 nor more than 60 days prior notice (but in no event more than 90 days after the occurrence of such Change of Control or transfer event) mailed by first-class mail to each Holder's registered address, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the date of redemption (the "Redemption Date") (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

    "APPLICABLE PREMIUM" means, with respect to a Note at any Redemption Date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such time of (1) the redemption price of such Note at July 1, 2002 (such redemption price being described under "--Optional Redemption") plus (2) all required interest payments due on such Note through July 1, 2002, computed using a discount rate equal to the Treasury Rate plus 75 basis points, over (B) the principal amount of such Note.

    "TREASURY RATE" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to July 1, 2002; PROVIDED,

HOWEVER, that if the period from the Redemption Date to July 1, 2002 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to July 1, 2002 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

REPURCHASE AT THE OPTION OF HOLDERS

    CHANGE OF CONTROL. The Indenture provides that, upon the occurrence of a Change of Control, unless the Company has elected to redeem the Exchange Notes in connection with such Change of Control at a price of 100% of the principal amount thereof plus the Applicable Premium as described in "--Optional Redemption," the Company will make an offer to purchase all or any part (equal to $1,000 or an integral multiple thereof) of the Exchange Notes pursuant to the offer described below (the "CHANGE OF CONTROL OFFER") at a price in cash (the "CHANGE OF CONTROL PAYMENT") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. The Indenture will provide that within 30 days following any Change of Control, the Company will mail a notice to each Holder, with a copy to the Trustee, with the following information: (1) a Change of Control Offer is being made pursuant to the covenant entitled "Change of Control," and that all Exchange Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment;
(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed, except as may be otherwise required by applicable law (the "CHANGE OF CONTROL PAYMENT DATE");
(3) any Exchange Note not properly tendered will remain outstanding and continue to accrue interest; (4) unless the Company defaults in the payment of the Change of Control Payment, all Exchange Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date; (5) Holders electing to have any Exchange Notes purchased pursuant to a Change of Control Offer will be required to surrender the Exchange Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Exchange Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date; (6) Holders will be entitled to withdraw their tendered Exchange Notes and their election to require the Company to purchase such Exchange Notes, provided that the paying agent receives, not later than the close of business on the last day of the Offer Period (as defined in the Indenture), a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Exchange Notes tendered for purchase, and a statement that such Holder is withdrawing his tendered Exchange Notes and his election to have such Exchange Notes purchased; and (7) that Holders whose Exchange Notes are being purchased only in part will be issued new Exchange Notes equal in principal amount to the unpurchased portion of the Exchange Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof.

    The Indenture provides that, prior to complying with the provisions of this covenant, but in any event within 30 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under any outstanding Senior Indebtedness in each case necessary to permit the repurchase of the Exchange Notes required by this covenant.

    The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Exchange Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

    The Indenture provides that on the Change of Control Payment Date, the Company will, to the extent permitted by law, (1) accept for payment all Exchange Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Exchange Notes or portions thereof so tendered and (3) deliver, or cause to be delivered, to the Trustee for cancellation the Exchange Notes so accepted together with an Officers' Certificate stating that such Exchange Notes or portions thereof have been tendered to and purchased by the Company. The Indenture will provide that the paying agent will promptly mail to each Holder the Change of Control Payment for such Exchange Notes, and the Trustee will promptly authenticate and mail to each Holder a new Exchange Note equal in principal amount to any unpurchased portion of the Exchange Notes surrendered, if any, PROVIDED, that each such new Exchange Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    The Credit Facilities provide, and future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may, prohibit the Company from purchasing any Exchange Notes as a result of a Change of Control and/or provide that certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing the Exchange Notes, the Company could seek the consent of its lenders to the purchase of the Exchange Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing the Exchange Notes. In such case, the Company's failure to purchase tendered Exchange Notes would constitute an Event of Default under the Indenture, which would result in an Event of Default under the Credit Facilities. In such circumstances, the subordination provisions in the Indenture would restrict payments to the Holders.

    The existence of a Holder's right to require the Company to repurchase such Holder's Notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire the Company in a transaction that would constitute a Change of Control.

    ASSET SALES. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause, make or suffer to exist an Asset Sale, unless (x) the Company, or its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Company) of the assets sold or otherwise disposed of and (y) at least 75% of the consideration therefor received by the Company, or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; PROVIDED that the amount of (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes), that are assumed by the transferee of any such assets, (b) any securities received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale and (c) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) $100 million or (y) 15% of Total Assets at the time of the receipt of such Designated Noncash Consideration (with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be cash for purposes of this provision and for no other purpose.

    Within 365 days after the Company's or any Restricted Subsidiary's receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary, at its option, may (i) apply the Net Proceeds from such Asset Sale to permanently reduce (x) Obligations under the Senior Credit Facilities (and to correspondingly reduce commitments with respect thereto), (y) other Senior Indebtedness or Pari Passu Indebtedness (PROVIDED that if the Company shall so reduce Obligations under Pari Passu Indebtedness, it will equally and ratably reduce Obligations under the Notes if the Notes are then prepayable (the Notes become prepayable from and after July 1, 2002) or, if the Notes may not be then prepaid, the Company shall make an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on, the amount of Notes that would otherwise be prepaid) or (z) Indebtedness of a Wholly Owned Restricted Subsidiary, (ii) apply the Net Proceeds from such Asset Sale to an investment in any one or more businesses, capital expenditures or acquisitions of other assets in each case, used or useful in a Similar Business (including investments or purchases of non-capital assets in connection with the construction or expansion of distribution facilities), (iii) in the case of a sale of a store or stores, deem such Net Proceeds to have been applied to the extent of any capital expenditures made to construct or acquire a replacement store in the general vicinity of the store sold within 365 days preceding the date of the Asset Sale; PROVIDED that Net Proceeds were not previously excluded from the definition of Excess Proceeds as a result of the same capital expenditures made to acquire or construct such replacement store and/or (iv) apply the Net Proceeds from such Asset Sale to an investment in properties or assets that replace the properties and assets that are the subject of such Asset Sale. Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities. The Indenture provides that any Net Proceeds from the Asset Sale that are not invested as provided and within the time period set forth in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Company shall make an offer to all Holders (an "Asset Sale Offer") to purchase the maximum principal amount of Notes, that is an integral multiple of $1,000, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Company will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceeds $15.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased in the manner described under the caption "Selection and Notice" below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

    The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

    The Credit Facilities prohibit, and future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may prohibit, the Company from purchasing any Notes pursuant to this Asset Sales covenant. In the event the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing the Exchange Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the Holders.

    SELECTION AND NOTICE. If less than all of the Notes are to be redeemed at any time or if more Notes are tendered pursuant to an Asset Sale Offer than the Company is required to purchase, selection of such Notes for redemption or purchase, as the case may be, will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed, or, if such Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no Exchange Notes of $1,000 or less shall be purchased or redeemed in part.

    Notices of purchase or redemption shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder to be purchased or redeemed at such Holder's registered address. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

    A new Note in principal amount equal to the unpurchased or unredeemed portion of any Note purchased or redeemed in part will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the purchase or redemption date unless the Company defaults in payment of the purchase or redemption price, interest shall cease to accrue on Notes or portions thereof purchased or called for redemption.

CERTAIN COVENANTS

    LIMITATION ON RESTRICTED PAYMENTS. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (A) dividends or distributions by the Company payable in Equity Interests (other than Disqualified Stock) of the Company or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities); (ii) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company; (iii) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, or maturity, any Subordinated Indebtedness (other than Indebtedness permitted under clauses (g) and (h) of the covenant described under "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock"); or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

        (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

        (b) immediately before and immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

        (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issuance Date (including Restricted Payments permitted by clauses (i), (ii) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (b) thereof), (iv) (only to the extent that amounts paid pursuant to such clause are greater than amounts that would have been paid pursuant to such clause if $5.0 million and $10.0 million were substituted in such clause for $10.0 million and $20.0 million, respectively), (v), (viii), (ix) and (xiii) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the fiscal quarter that first begins after the Issuance Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted

    Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), PLUS (ii) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors, of marketable securities received by the Company since immediately after the closing of the Recapitalization and the Financings from the issue or sale of Equity Interests of the Company (including Retired Capital Stock, but excluding cash proceeds and marketable securities received from the sale of (A) Equity Interests to members of management, directors or consultants of the Company and its Subsidiaries after the Issuance Date to the extent such amounts have been applied to Restricted Payments in accordance with clause (iv) of the next succeeding paragraph, and (B) Designated Preferred Stock) or debt securities of the Company that have been converted into such Equity Interests of the Company (other than Refunding Capital Stock or Equity Interests or convertible debt securities of the Company sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), PLUS (iii) 100% of the aggregate amount of cash and marketable securities contributed to the capital of the Company following the Issuance Date, PLUS (iv) 100% of the aggregate amount received in cash and the fair market value of marketable securities (other than Restricted Investments) received from (A) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company and its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries by such Person and repayments of loans or advances which constitute Restricted Investments to the Company and its Restricted Subsidiaries or (B) a dividend from, or the sale (other than to the Company or a Restricted Subsidiary) of the stock of, an Unrestricted Subsidiary (other than an Unrestricted Subsidiary the Investment in which was made by the Company or a Restricted Subsidiary pursuant to clauses (vi), (x) or (xi) below).

    The foregoing provisions will not prohibit:

        (i) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

        (ii) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (the "RETIRED CAPITAL STOCK") or Subordinated Indebtedness of the Company in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Company (other than any Disqualified Stock) (the "REFUNDING CAPITAL STOCK"), and (b) the declaration and payment of dividends on the Refunding Capital Stock in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement; PROVIDED, HOWEVER, that at the time of the declaration of any such dividends, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

       (iii) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Company so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (PLUS the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired), (B) such Indebtedness is subordinated to the Senior Indebtedness and the Notes at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value, (C) such Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (D) such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

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        (iv) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of the Company held by any future, present or former employee, director or consultant of the Company or any Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; PROVIDED, HOWEVER, that the aggregate Restricted Payments made under this clause (iv) does not exceed in any calendar year $10.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20.0 million in any calendar year); PROVIDED FURTHER that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds from the sale of Equity Interests of the Company to members of management, directors or consultants of the Company and its Subsidiaries that occurs after the Issuance Date (to the extent the cash proceeds from the sale of such Equity Interest have not otherwise been applied to the payment of Restricted Payments by virtue of the preceding paragraph (c)) plus (B) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issuance Date less (C) the amount of any, Restricted Payments previously made pursuant to clauses (A) and (B) of this subparagraph (iv); and PROVIDED FURTHER that cancellation of Indebtedness owing to the Company from members of management of the Company or any of its Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Company will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

        (v) (A) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issuance Date or (B) the declaration and payment of dividends on Refunding Capital Stock in excess of the dividends declarable and payable thereon pursuant to clause (ii); PROVIDED, HOWEVER, in either case, that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock, after giving effect to such issuance or declaration on a pro forma basis, the Company and its Restricted Subsidiaries would have had a Fixed Charge Coverage Ratio of at least 1.75 to 1.00;

        (vi) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (vi) that are at that time outstanding, not to exceed $25.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

       (vii) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

      (viii) the payment of dividends on the Company's Common Stock, following the first public offering of the Company's Common Stock after the Issuance Date, of up to 6% per annum of the net proceeds received by the Company in such public offering, other than public offerings with respect to the Company's Common Stock registered on Form S-8;

        (ix) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests of the Company in existence on the Issuance Date and which are not held by KKR or any of its Affiliates on the Issuance Date (including any Equity Interests issued in respect of such Equity Interests as a result of a stock split, recapitalization, merger, combination, consolidation or otherwise), PROVIDED that the aggregate Restricted Payments made under this clause (ix) shall not exceed $105 million; PROVIDED FURTHER that the aggregate amount expended under this clause (ix) shall not exceed $35 million in the fiscal year ending June 27, 1998; or $70 million in the two fiscal years ending June 26, 1999; PROVIDED FURTHER that notwithstanding the foregoing provisos, the Company shall be permitted to make Restricted Payments under this clause
    (ix) only if after giving effect thereto, the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock";

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
        (x) Investments in Unrestricted Subsidiaries that are made with Excluded Contributions;

        (xi) other Restricted Payments in an aggregate amount not to exceed $20.0 million;

       (xii) the payment of any amount in connection with the Recapitalization and the Financings and the documents executed in connection therewith, including, without limitation, payments in respect of the Putable Shares Reserve Fund; and

      (xiii) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests owned by the Employee Stock Ownership Plan or the Key Employee Stock Ownership Plan;

PROVIDED HOWEVER, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (iii) through (ix) and clauses (xi) and (xiii), no Default or Event or Default shall have occurred and be continuing or would occur as a consequence thereof.

    As of the Issuance Date, all of the Company's Subsidiaries were Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of "Investments." Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time (whether pursuant to the first paragraph of this covenant or under clauses (vi) and (x) and (xi)) and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

    LIMITATIONS ON INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF DISQUALIFIED STOCK. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "INCUR" and collectively, an "INCURRENCE") any Indebtedness (including Acquired Indebtedness) and that the Company will not issue any shares of Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; PROVIDED, HOWEVER, that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's and the Restricted Subsidiaries' most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 1.75 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

    The foregoing limitations will not apply to:

        (a) the incurrence by the Company of Indebtedness under Credit Facilities and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $450 million outstanding at any one time;

        (b) the incurrence by the Company of Indebtedness represented by the Notes;

        (c) the Existing Indebtedness (other than Indebtedness described in clauses (a) and (b));

        (d) Indebtedness (including Capitalized Lease Obligations) incurred by the Company or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause

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
    (d) and including all Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (d), does not exceed 20% of Total Assets;

        (e) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; PROVIDED, HOWEVER, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

        (f) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; PROVIDED, HOWEVER, that (i) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause
    (i)) and (ii) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

        (g) Indebtedness of the Company to a Restricted Subsidiary; PROVIDED that any such Indebtedness is made pursuant to an intercompany note and is subordinated in right of payment to the Notes; PROVIDED further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness;

        (h) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; PROVIDED that (i) any such Indebtedness is made pursuant to an intercompany note and (ii) if a Guarantor incurs such Indebtedness from a Restricted Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; PROVIDED FURTHER that any subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness;

        (i) Hedging Obligations that are incurred in the ordinary course of business for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding;

        (j) obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

        (k) Indebtedness of any Guarantor in respect of such Guarantor's Guarantee;

        (l) Indebtedness of the Company and any of its Restricted Subsidiaries not otherwise permitted hereunder in an aggregate principal amount, which when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (l), does not exceed $150.0 million at any one time outstanding; PROVIDED, HOWEVER, that the aggregate principal amount of such Indebtedness which may be incurred by Restricted Subsidiaries does not exceed $100.0 million at any one time outstanding; (it being understood that any Indebtedness incurred under this clause (l) shall cease to be deemed incurred or outstanding for purposes of this clause (l) but shall be deemed to be incurred for purposes of the first paragraph of this covenant from and after the first date on which the

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
    Company could have incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (l));

        (m) (i) any guarantee by the Company of Indebtedness or other obligations of any of its Restricted Subsidiaries so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture and (ii) any Excluded Guarantee (as defined below under "--Limitation on Guarantees of Indebtedness by Restricted Subsidiaries") of a Restricted Subsidiary;

        (n) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness which serves to refund, refinance or restructure any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (b) and (c) above, or any Indebtedness issued to so refund, refinance or restructure such Indebtedness including additional Indebtedness incurred to pay premiums and fees in connection therewith (the "REFINANCING INDEBTEDNESS") prior to its respective maturity; PROVIDED, HOWEVER, that such Refinancing Indebtedness (i) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of Indebtedness being refunded or refinanced, (ii) to the extent such Refinancing Indebtedness refinances Indebtedness subordinated or PARI PASSU to the Notes, such Refinancing Indebtedness is subordinated or PARI PASSU to the Notes at least to the same extent as the Indebtedness being refinanced or refunded and (iii) shall not include (x) Indebtedness of a Subsidiary that refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and PROVIDED FURTHER that subclauses (i) and (ii) of this clause (n) will not apply to any refunding or refinancing of any Senior Indebtedness;

        (o) Indebtedness or Disqualified Stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into a Restricted Subsidiary in accordance with the terms of the Indenture; PROVIDED that such Indebtedness or Disqualified Stock is not incurred in contemplation of such acquisition or merger; and PROVIDED FURTHER that after giving effect to such acquisition, either (i) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or (ii) the Fixed Charge Coverage Ratio is greater than immediately prior to such acquisition; and

        (p) Contingent Obligations in the form of guarantees, whether by operation of law or otherwise, of Indebtedness of joint ventures in existence on the Issuance Date to which the Company or its Restricted Subsidiaries is a party.

    For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (p) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof except as otherwise set forth in clause (l). Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

    LIENS. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Pari Passu Indebtedness or Subordinated Indebtedness on any asset or property of the Company or such Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Notes are equally and ratably secured with the obligations so secured or until such time as such obligations are no longer secured by a Lien.

    The Indenture provides that no Guarantor will directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Pari Passu Indebtedness or Subordinated Indebtedness of

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
such Guarantor on any asset or property of such Guarantor or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Guarantee of such Guarantor is equally and ratably secured with the obligations so secured or until such time as such obligations are no longer secured by a Lien.

    MERGER, CONSOLIDATION, OR SALE OF ALL OR SUBSTANTIALLY ALL ASSETS. The Indenture provides that the Company may not consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (the Company or such Person, as the case may be, being herein called the "SUCCESSOR COMPANY"); (ii) the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under the Indenture and the Notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; (iv) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, (A) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" or (B) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;
(v) each Guarantor, if any, unless it is the other party to the transactions described above, in which case clause (ii) shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the Indenture and the Notes; and (vi) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. The Successor Company will succeed to, and be substituted for, the Company under the Indenture and the Notes. Notwithstanding the foregoing clause (iv), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another State of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

    Each Guarantor, if any, shall not, and the Company will not permit a Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless (i) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the "SUCCESSOR GUARANTOR"); (ii) the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor's Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;
(iii) immediately after such transaction no Default or Event of Default exists; and (iv) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. The Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor's Guarantee.

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
    TRANSACTIONS WITH AFFILIATES. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "AFFILIATE TRANSACTION") involving aggregate payments or consideration in excess of $5.0 million, unless (a) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (b) the Company delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution adopted by the majority of the Board of Directors approving such Affiliate Transaction and set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (a) above.

    The foregoing provisions will not apply to the following: (i) transactions between or among the Company and/or any of its Restricted Subsidiaries; (ii) Restricted Payments permitted by the provisions of the Indenture described above under the covenant "--Limitation on Restricted Payments"; (iii) the payment of customary annual management, consulting and advisory fees and related expenses to KKR and its Affiliates; (iv) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary; (v) payments by the Company or any of its Restricted Subsidiaries to KKR and its Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the Board of Directors of the Company in good faith; (vi) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause
(a) of the preceding paragraph; (vii) payments or loans to employees or consultants which are approved by a majority of the Board of Directors of the Company in good faith; (viii) any agreement as in effect as of the Issuance Date or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders in any material respect) or any transaction contemplated thereby;
(ix) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issuance Date and any similar agreements which it may enter into thereafter; PROVIDED, HOWEVER, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issuance Date shall only be permitted by this clause (ix) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders in any material respect; (x) the Recapitalization and the Financings and the payment of all fees and expenses related to the Recapitalization and the Financings; and (xi) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party.

    DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

        (a) (i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or

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
    measured by, its profits, or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

        (b) make loans or advances to the Company or any of its Restricted Subsidiaries; or

        (c) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries; except (in each case) for such encumbrances or restrictions existing under or by reason of:

        (1) contractual encumbrances or restrictions in effect on the Issuance Date, including, without limitation, pursuant to Existing Indebtedness or the Senior Credit Facilities and their related documentation;

        (2) the Indenture and the Notes;

        (3) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

        (4) applicable law or any applicable rule, regulation or order;

        (5) any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

        (6) contracts for the sale of assets, including, without limitation customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

        (7) secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" and "--Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

        (8) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

        (9) other Indebtedness of Restricted Subsidiaries permitted to be incurred subsequent to the Issuance Date pursuant to the provisions of the covenant described under "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock";

        (10) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

        (11) any Mortgage Financing or Mortgage Refinancing that imposes restrictions on the real property securing such Indebtedness;

        (12) customary provisions contained in leases and other agreements entered into in the ordinary course of business; or

        (13) any encumbrances or restrictions of the type referred to in clauses
    (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above, PROVIDED that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company's Board of Directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

        LIMITATION ON GUARANTEES OF INDEBTEDNESS BY RESTRICTED
SUBSIDIARIES. (a) The Indenture provides that the Company will not permit any Restricted Subsidiary to guarantee the payment of any Indebtedness

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of the Company or any Indebtedness of any other Restricted Subsidiary unless (i)
such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of payment of the Notes by such Restricted Subsidiary except that with respect to a guarantee of Indebtedness of the Company (A) if the Notes are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary's guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness under the Indenture and (B) if such Indebtedness is by its express terms subordinated in right of payment to the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary's Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes; (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; and (iii) such Restricted Subsidiary shall deliver to the Trustee an opinion of counsel to the effect that (A) such Guarantee of the Notes has been duly executed and authorized and (B) such Guarantee of the Notes constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity; PROVIDED that this paragraph (a) shall not be applicable to any guarantee of any Restricted Subsidiary (x) that (A) existed at the time such Person became a Restricted Subsidiary of the Company and (B) was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company or
(y) that guarantees the payment of Obligations of the Company or any Restricted Subsidiary under the Senior Credit Facilities or any other Senior Indebtedness and any refunding, refinancing or replacement thereof, in whole or in part, PROVIDED that such refunding, refinancing or replacement thereof constitutes Senior Indebtedness and is not incurred pursuant to a registered offering of securities under the Securities Act or a private placement of securities (including under Rule 144A) pursuant to an exemption from the registration requirements of the Securities Act, which private placement provides for registration rights under the Securities Act (any guarantee excluded by operations of this clause (y) being an "Excluded Guarantee").

    (b) Notwithstanding the foregoing and the other provisions of the Indenture, any Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon
(i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee.

    LIMITATION ON OTHER SENIOR SUBORDINATED INDEBTEDNESS. The Indenture provides that the Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any Indebtedness of the Company or any Indebtedness of any Guarantor, as the case may be, unless such Indebtedness is either (a) PARI PASSU in right of payment with the Notes or such Guarantor's Guarantee, as the case may be or (b) subordinate in right of payment to the Notes, or such Guarantor's Guarantee, as the case may be, in the same manner and at least to the same extent as the Notes are subordinate to Senior Indebtedness or such Guarantor's Guarantee is subordinate to such Guarantor's Senior Indebtedness, as the case may be.

    REPORTS AND OTHER INFORMATION. Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms PROVIDED for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Securities and Exchange Commission (the "COMMISSION"), the Indenture requires the Company to file with the Commission (and provide the Trustee and Holders with copies thereof, without cost to each Holder, within 15 days after it files them with the Commission), (a) within 90 days after the

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end of each fiscal year, annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form); (b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q (or any successor or comparable form); (c) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K (or any successor or comparable form); and (d) any other information, documents and other reports which the Company would be required to file with the Commission if it were subject to Section 13 or 15(d) of the Exchange Act; PROVIDED, HOWEVER, the Company shall not be so obligated to file such reports with the Commission if the Commission does not permit such filing, in which event the Company will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders, in each case within 15 days after the time the Company would be required to file such information with the Commission, if it were subject to Sections 13 or 15(d) of the Exchange Act.

EVENTS OF DEFAULT AND REMEDIES

    The following events constitute Events of Default under the Indenture:

        (i) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium on, if any, the Notes whether or not such payment shall be prohibited by the subordination provisions relating to the Notes;

        (ii) default for 30 days or more in the payment when due of interest on or with respect to the Notes whether or not such payment shall be prohibited by the subordination provisions relating to the Notes;

       (iii) failure by the Company or any Guarantor for 30 days after receipt of written notice given by the Trustee or the holders of at least 30% in principal amount of the Notes then outstanding to comply with any of its other agreements in the Indenture or the Notes;

        (iv) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries (other than Indebtedness owed to the Company or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the Issuance Date, if both (A) such default either (1) results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or (2) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $20.0 million or more at any one time outstanding;

        (v) failure by the Company or any of its Significant Subsidiaries to pay final judgments aggregating in excess of $20.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

        (vi) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries; or

       (vii) the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of the Company or any Guarantor that is a Significant Subsidiary denies that it has any further liability under its Guarantee or gives notice to

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    such effect (other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture).

    If any Event of Default (other than of a type specified in clause (vi) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately; PROVIDED, HOWEVER, that, so long as any Indebtedness permitted to be incurred pursuant to the Senior Credit Facilities shall be outstanding, no such acceleration shall be effective until the earlier of (i) acceleration of any such Indebtedness under the Senior Credit Facilities or (ii) five business days after the giving of written notice to the Company and the administrative agent under the Senior Credit Facilities of such acceleration. Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (vi) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Indenture provides that the Trustee may withhold from Holders notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, if any, or interest) if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of such Notes.

    The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes issued thereunder by notice to the Trustee may on behalf of the Holders of all of such Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, premium, if any, or the principal of any such Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (iv) above, such Event of Default and all consequences thereof (including without limitation any acceleration or resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged, or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default, or (z) if the default that is the basis for such Event of Default has been cured.

    The Indenture provides that the Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, within five Business Days, upon becoming aware of any Default or Event of Default or any default under any document, instrument or agreement representing Indebtedness of the Company or any Guarantor, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, shall have any liability for any obligations of the Company or the Guarantors under the Exchange Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting an Exchange Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Exchange Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The obligations of the Company and the Guarantors, if any, under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding

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Notes and have each Guarantor's obligation discharged with respect to its
Guarantee ("LEGAL DEFEASANCE") and cure all then existing Events of Default except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due solely out of the trust created pursuant to the Indenture,
(ii) the Company's obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and each Guarantor released with respect to certain covenants that are described in the Indenture ("COVENANT DEFEASANCE") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment on other indebtedness, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

        (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the outstanding Notes on the stated maturity date or on the applicable redemption date, as the case may be, of such principal, premium, if any, or interest on the outstanding Notes;

        (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, (A) the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling or (B) since the Issuance Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel in the United States shall confirm that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

       (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

        (iv) no Default or Event of Default shall have occurred and be continuing with respect to certain Events of Default on the date of such deposit or with respect to certain bankruptcy or insolvency Events of Default on the 91st day after such date of deposit;

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
        (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which, the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

        (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally under any applicable U.S. federal or state law, and that the Trustee has a perfected security interest in such trust funds for the ratable benefit of the Holders;

       (vii) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or any Guarantor or others; and

      (viii) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel in the United States (which opinion of counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

SATISFACTION AND DISCHARGE

    The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when either (a) all such Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust) have been delivered to the Trustee for cancellation; or (b)
(i) all such Notes not theretofore delivered to such Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with such Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; (ii) no Default or Event of Default with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;
(iii) the Company or any Guarantor has paid or caused to be paid all sums payable by it under such Indenture; and (iv) the Company has delivered irrevocable instructions to the Trustee under such Indenture to apply the deposited money toward the payment of such Notes at maturity or the redemption date, as the case may be. In addition, the Company must deliver an Officers' Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

TRANSFER AND EXCHANGE

    A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

    The registered Holder will be treated as the owner of it for all purposes.

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AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Notes issued thereunder may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a purchase of or tender offer or exchange offer for Notes).

    The Indenture provides that without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any such Note or alter or waive the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "-- Repurchase at the Option of Holders"),
(iii) reduce the rate of or change the time for payment of interest on any Note,
(iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of such Notes and a waiver of the payment default that resulted from such acceleration), or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders, (v) make any Note payable in money other than that stated in such Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes, (vii) make any change in the foregoing amendment and waiver provisions, (viii) impair the right of any Holder to receive payment of principal of, or interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes or (ix) make any change in the subordination provisions of the Indenture that would adversely affect the Holders.

    The Indenture provides that, notwithstanding the foregoing, without the consent of any Holder, the Company, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture, any Guarantee or the Notes (i) to cure any ambiguity, defect or inconsistency, (ii) to provide for uncertificated Notes in addition to or in place of certificated Notes, (iii) to comply with the covenant relating to mergers, consolidations and sales of assets, (iv) to provide for the assumption of the Company's or any Guarantor's obligations to Holders, (v) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder, (vi) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Company, (vii) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act, (viii) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee pursuant to the requirements thereof, or (ix) to add a Guarantor under the Indenture.

    The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

CONCERNING THE TRUSTEE

    The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

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    The Indenture provides that the Holders of a majority in principal amount of the outstanding Notes issued thereunder will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of such Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

GOVERNING LAW

    The Indenture, the Notes and the Guarantees, if any, are and will be, subject to certain exceptions, governed by and construed in accordance with the internal laws of the State of New York, without regard to the choice of law rules thereof.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided. For purposes of the Indenture, unless otherwise specifically indicated, the term "consolidated" with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

    "ACQUIRED INDEBTEDNESS" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

    "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; PROVIDED, HOWEVER, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

    "ASSET SALE" means (i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of the Company or any Restricted Subsidiary (each referred to in this definition as a "DISPOSITION") or (ii) the issuance or sale of Equity Interests of any Restricted Subsidiary (whether in a single transaction or a series of related transactions), in each case, other than:

        (a) a disposition of Cash Equivalents or Investment Grade Securities or obsolete equipment in the ordinary course of business or inventory or goods held for sale in the ordinary course of business;

        (b) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under "--Merger, Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control pursuant to the Indenture;

        (c) any Restricted Payment that is permitted to be made, and is made, under the first paragraph of the covenant described above under "--Limitation on Restricted Payments";

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        (d) any disposition of assets with an aggregate fair market value of less than $1.0 million;

        (e) any disposition of property or assets by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Restricted Subsidiary;

        (f) any exchange of like property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, for use in a Similar Business;

        (g) the lease, assignment or a lease or sub-lease of any real or personal property in the ordinary course of business;

        (h) any financing transaction with respect to property built or acquired by the Company or any Restricted Subsidiary including, without limitation, sale-leasebacks and asset securitizations;

        (i) up to $10.0 million in the aggregate from (A) any disposition of undeveloped land owned by the Company or its Restricted Subsidiaries on the Issuance Date which the Company in good faith determines it will not use in its consolidated operations and (B) the sale of interests in joint ventures to which the Company or one of its Restricted Subsidiaries is a party on the Issuance Date;

        (j) foreclosures on assets; and

        (k) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary.

    "CAPITAL STOCK" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

    "CAPITALIZED LEASE OBLIGATION"means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

    "CASH EQUIVALENTS" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof, (iii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500.0 million, (iv) repurchase obligations for underlying securities of the types described in clauses (ii) and (iii) entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper rated A-1 or the equivalent thereof by Moody's or S&P and in each case maturing within one year after the date of acquisition, (vi) investment funds investing 95% of their assets in securities of the types described in clauses (i)-(v) above, (vii) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P and (viii) Indebtedness or preferred stock issued by Persons with a rating of "A" or higher from S&P or "A2" or higher from Moody's.

    "CHANGE OF CONTROL" means the occurrence of any of the following:

               (i) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole; or

               (ii) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the

           Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders and their Related Parties, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total Voting Stock of the Company.

    "CONSOLIDATED DEPRECIATION AND AMORTIZATION EXPENSE" means with respect to any Person for any period, the total amount of depreciation and amortization expense and other noncash charges (excluding any noncash item that represents an accrual, reserve or amortization of a cash expenditure for a future period) of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

    "CONSOLIDATED INTEREST EXPENSE" means, with respect to any period, the sum, without duplication, of: (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period (including amortization of original issue discount, non-cash interest payments, the interest component of Capitalized Lease Obligations, and net payments (if any) pursuant to Hedging Obligations, excluding amortization of deferred financing fees) and (b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued.

    "CONSOLIDATED NET INCOME" means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; PROVIDED, HOWEVER, that (i) any net after-tax extraordinary gains or losses (less all fees and expenses relating thereto) shall be excluded, (ii) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period, (iii) any net after-tax income
(loss) from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded, (iv) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of the Company) shall be excluded, (v) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Wholly Owned Restricted Subsidiary thereof in respect of such period, (vi) the Net Income of any Person acquired in a pooling of interests transaction shall not be included for any period prior to the date of such acquisition, (vii) the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived and (viii) non-recurring expenses which are not capitalized and which are incurred in connection with the expansion of the Company's self-distribution capabilities shall be excluded.

    "CONTINGENT OBLIGATIONS" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("PRIMARY OBLIGATIONS") of any other Person (the "PRIMARY OBLIGOR") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,
(i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

    "CREDIT FACILITIES" means, with respect to the Company, one or more debt facilities (including, without limitation, the Senior Credit Facilities) or commercial paper facilities with banks or other institutional lenders or indentures providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

    "DEFAULT" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

    "DESIGNATED NONCASH CONSIDERATION" means the fair market value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers' Certificate, setting forth the basis of such valuation, executed by the principal executive officer and the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a sale of such Designated Noncash Consideration.

    "DESIGNATED PREFERRED STOCK" means preferred stock of the Company (other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an Officers' Certificate executed by the principal executive officer and the principal financial officer of the Company, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in paragraph
(c) of the "--Limitation on Restricted Payments" covenant.

    "DISQUALIFIED STOCK" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable (other than as a result of a Change of Control or Asset Sale), pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof (other than as a result of a Change of Control or Asset Sale), in whole or in part, in each case prior to the date 91 days after the maturity date of the Notes; PROVIDED, HOWEVER, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations.

    "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (a) provision for taxes based on income or profits of such Person for such period deducted in computing Consolidated Net Income, plus (b) Consolidated Interest Expense of such Person for such period to the extent the same was deducted in calculating such Consolidated Net Income, plus (c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such depreciation and amortization were deducted in computing Consolidated Net Income, plus (d) any expenses or charges related to any Equity Offering, Permitted Investment or Indebtedness permitted to be incurred by the Indenture (including such expenses or charges related to the Recapitalization and the Financings) and deducted in such period in computing Consolidated Net Income, plus (e) the amount of any restructuring charge (including, without limitation, charges incurred in connection with the closing or exchange of stores, which are accrued prior to June 27, 1998) deducted in such period in computing Consolidated Net Income, plus (f) without duplication, any other non-cash charges reducing Consolidated Net Income for such period (excluding any such charge which requires an accrual of a cash reserve for anticipated cash charges for any future period), plus (g) the amount of any minority interest expense deducted in calculating Consolidated Net Income, less, without duplication (h) non-cash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period).

    "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

    "EQUITY OFFERING" means any public or private sale of common stock or preferred stock of the Company (excluding Disqualified Stock), other than (i) public offerings with respect to the Company's Common Stock registered on Form S-8 and (ii) any such public or private sale that constitutes an Excluded Contribution.

    "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

    "EXCLUDED CONTRIBUTION" means the net cash proceeds received by the Company from (a) contributions to its common equity capital and (b) the sale (other than to a Subsidiary or to any Company or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock) of the Company, in each case designated as Excluded Contributions pursuant to an Officers' Certificate executed by the principal executive officer and the principal financial officer of the Company on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, the cash proceeds of which are excluded from the calculation set forth in paragraph (c) under "--Limitation on Restricted Payments."

    "EXISTING INDEBTEDNESS" means Indebtedness of the Company or its Restricted Subsidiaries in existence on the Issuance Date, plus interest accruing thereon, after application of the net proceeds of the sale of the Old Notes as described in this Prospectus.

    "FIXED CHARGE COVERAGE RATIO" means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than in the case of revolving credit borrowings, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "CALCULATION DATE"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of Disqualified Stock or preferred stock, as if the same had occurred at the beginning of the applicable four-quarter period. For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (and the reduction of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger, consolidation or discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or discontinued operation had occurred at the beginning of the applicable four-quarter period. For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

    "FIXED CHARGES" means, with respect to any Person for any period, the sum of
(a) Consolidated Interest Expense of such Person for such period and (b) all cash dividend payments (excluding items eliminated in consolidation) on any series of preferred stock of such Person.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issuance Date. For the purposes of the Indenture, the term "consolidated" with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary.

    "GOVERNMENT SECURITIES" means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; PROVIDED that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

    "GUARANTEE" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

    "GUARANTEE" means any guarantee of the obligations of the Company under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture. When used as a verb, "Guarantee" shall have a corresponding meaning. No Guarantees will be issued in connection with the initial offering and sale of the Notes.

    "GUARANTOR" means any Person that incurs a Guarantee; PROVIDED that upon the release and discharge of such Person from its Guarantee in accordance with the Indenture, such Person shall cease to be a Guarantor. No Guarantees will be issued in connection with the initial offering of the Notes.

    "HEDGING OBLIGATIONS" means, with respect to any Person, the obligations of such Person under (i) currency exchange or interest rate swap agreements, currency exchange or interest rate cap agreements and currency exchange or interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange or interest rates.

    "HOLDER" means a holder of the Notes.

    "INDEBTEDNESS" means, with respect to any Person, (a) any indebtedness of such Person, whether or not contingent (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without double counting, reimbursement agreements in respect thereof), (iii) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business or (iv) representing any Hedging Obligations, if and to the extent of any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) that would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP, (b) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business) and
(c) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); PROVIDED, HOWEVER, that Contingent Obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness.

    "INDEPENDENT FINANCIAL ADVISOR" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the judgment of the Company's Board of Directors, qualified to perform the task for which it has been engaged.

    "INVESTMENT GRADE SECURITIES" means (i) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents), (ii) debt securities or debt instruments with a rating of BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries, and (iii) investments in any fund that invests exclusively in investments of the type described in clauses (i) and (ii) which fund may also hold immaterial amounts of cash pending investment and/or distribution.

    "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding advances to customers, commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "--Certain Covenants--Limitation on Restricted Payments," (i) "Investments" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; PROVIDED, HOWEVER, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

    "ISSUANCE DATE" means the closing date for the sale and original issuance of the Old Notes under the Indenture.

    "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); PROVIDED that in no event shall an operating lease be deemed to constitute a Lien.

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
    "MANAGEMENT GROUP" means the group consisting of all or certain Officers of the Company on the Issuance Date whether or not such person remains in that capacity.

    "MOODY'S" means Moody's Investors Service, Inc.

    "MORTGAGE FINANCING" means the incurrence by the Company or a Subsidiary of the Company of any Indebtedness secured by a mortgage or other Lien on real property acquired or improved by the Company or any Subsidiary of the Company after the date of the Indenture.

    "MORTGAGE REFINANCING" means the incurrence by the Company or a Subsidiary of the Company of any Indebtedness secured by a mortgage or other Lien on real property subject to a mortgage or other Lien existing on the date of the Indenture or created or incurred subsequent to the date of the Indenture as permitted by the terms of the Indenture and owned by the Company or any Subsidiary of the Company.

    "NET INCOME" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

    "NET PROCEEDS" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any Designated Noncash Consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than required by clause (i) of the second paragraph of "-- Repurchase at the Option of Holders--Asset Sales") to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

    "OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities payable under the documentation governing any Indebtedness.

    "OFFICER" means the Chairman of the Board, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company.

    "OFFICERS' CERTIFICATE" means a certificate signed on behalf of the Company by two officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company that meets the requirements set forth in the Indenture.

    "PARI PASSU INDEBTEDNESS" means (a) with respect to the Notes, Indebtedness which ranks pari passu in right of payment to the Notes and (b) with respect to any Guarantee, Indebtedness which ranks PARI PASSU in right of payment to such Guarantee.

    "PERMITTED HOLDERS" means KKR and any of its Affiliates and the Management Group.

    "PERMITTED INVESTMENTS" means (a) any Investment in the Company or any Restricted Subsidiary; (b) any Investment in cash and Cash Equivalents or Investment Grade Securities; (c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is engaged in a Similar Business if as a result of such Investment (i) such Person becomes a Restricted Subsidiary or (ii) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary; (d) any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of "-- Repurchase at the Option of Holders--Asset Sales" or any other disposition of assets not constituting an Asset Sale; (e) any Investment existing on the Issuance Date; (f) advances to employees not in excess of

                                      109
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$10.0 million outstanding at any one time, in the aggregate; (g) any Investment acquired by the Company or any of its Restricted Subsidiaries (i) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (ii) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (h) Hedging Obligations permitted under clause (i) of the "Limitation of Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant; (i) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business; (j) any Investment in a Similar Business (other than an Investment in an Unrestricted Subsidiary) having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (j) that are at that time outstanding, not to exceed the greater of (x) $75.0 million or (y) 15% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (k) Investments the payment for which consists of Equity Interests of the Company (exclusive of Disqualified Stock); PROVIDED, HOWEVER, that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the "Limitation on Restricted Payments" covenant; (l) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (l) that are at that time outstanding, not to exceed the greater of (x) $30.0 million or (y) 5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (m) any Investment by Restricted Subsidiaries in Wholly Owned Restricted Subsidiaries and Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries; (n) guarantees (including Guarantees) of Indebtedness permitted under the covenant "--Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock;" and (o) any transaction to the extent it constitutes an investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under "Certain Covenants--Transactions with Affiliates" (except transactions described in clauses (ii), (vi), (vii) and (xi) of such paragraph).

    "PERSON" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

    "PREFERRED STOCK" means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

    "RELATED PARTIES" means any Person controlled by a Permitted Holder, including any partnership or limited liability company of which a Permitted Holder or its Affiliates is the general partner or managing member, as the case may be.

    "REPURCHASE OFFER" means an offer made by the Company to purchase all or any portion of a Holder's Notes pursuant to the provisions described under the covenants entitled "--Repurchase at the Option of Holders-Change of Control" or "--Repurchase at the Option of Holders--Asset Sales."

    "RESTRICTED INVESTMENT" means an Investment other than a Permitted
Investment.

    "RESTRICTED SUBSIDIARY" means, at any time, any direct or indirect Subsidiary of the Company that is not then an Unrestricted Subsidiary; PROVIDED, HOWEVER,that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of "Restricted Subsidiary."

    "S&P" means Standard and Poor's Ratings Group.

    "SECURITIES ACT" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

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
    "SIGNIFICANT SUBSIDIARY" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

    "SENIOR CREDIT FACILITIES" means that certain term loan credit facility and revolving credit facility described in this Prospectus among the Company and the lenders from time to time party thereto, including any collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof, PROVIDED, HOWEVER, that in connection with any facilities which refund, replace or refinance the original term loan and revolving credit facilities there shall not be more than one facility at any one time that is identified as the Senior Credit Facilities and, if at any time there is more than one facility which would constitute the Senior Credit Facilities, the Company will designate to the Trustee which one of such facilities will be the Senior Credit Facilities for purposes of the Indenture.

    "SIMILAR BUSINESS" means the supermarket and retail food sale business and any activity or business incidental, directly related or similar thereto, or any line of business engaged in by the Company or its Subsidiaries on the Issuance Date or any business activity that is a reasonable extension, development or expansion thereof or ancillary thereto.

    "SUBORDINATED INDEBTEDNESS" means (a) with respect to the Notes, any Indebtedness of the Company which is by its terms subordinated in right of payment to the Notes and (b) with respect to any Guarantee, any Indebtedness of the applicable Guarantor which is by its terms subordinated in right of payment to such Guarantee.

    "SUBSIDIARY" means, with respect to any Person, (i) any corporation, association, or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and (y) such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

    "TOTAL ASSETS" means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company.

    "UNRESTRICTED SUBSIDIARY" means (i) any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests of, or owns, or holds any Lien on, any property of, the Company or any Subsidiary of the Company (other than any Subsidiary of the Subsidiary to be so designated), PROVIDED that (a) any Unrestricted Subsidiary must be an entity of which shares of the capital stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by the Company, (b) the Company certifies that such designation

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
complies with the covenants described under "--Certain Covenants--Limitation on Restricted Payments" and (c) each of (I) the Subsidiary to be so designated and
(II) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED that, immediately after giving effect to such designation, (i) the Company could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under "--Certain Covenants--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" or (ii) the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation. Any such designation by the Board of Directors shall be notified by the Company to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

    "VOTING STOCK" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

    "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (ii) the sum of all such payments.

    "WHOLLY OWNED RESTRICTED SUBSIDIARY" is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

    "WHOLLY OWNED SUBSIDIARY" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

                      EXCHANGE OFFER; REGISTRATION RIGHTS

    EXCHANGE OFFER. The Company and the Initial Purchasers entered into the Registration Rights Agreement on the Issuance Date, pursuant to which the Company agreed, for the benefit of the holders of the Old Notes, that it will, at its own expense, (i) file the Exchange Offer Registration Statement with the Commission with respect to the Exchange Offer to exchange the Old Notes for Exchange Notes having substantially identical terms in all material respects to the Old Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions or interest rate increases as described herein) within 100 calendar days after the Issuance Date, (ii) use its best efforts to cause the Exchange Offer Registration Statement to be declared effective by the Commission under the Securities Act within 200 calendar days after the Issuance Date and (iii) use its best efforts to consummate the Exchange Offer within 230 calendar days after the Issuance Date. Upon the Exchange Offer Registration Statement being declared effective, the Company will offer the Exchange Notes in exchange for surrender of the Old Notes. The Company will keep the Exchange Offer open for at least 20 business days (or longer if required by applicable law) after the date that notice of the Exchange Offer is mailed to the Holders. For each Old Note surrendered to the Company pursuant to the Exchange Offer, the Holder who surrendered such Old Note will receive an Exchange Note having a principal amount equal to that of the surrendered Old Note. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the Old Note surrendered in exchange therefor or, if no interest has been paid on such Old Note, from the Issuance Date. Under existing interpretations of the staff of the Commission contained in several no-action letters to third parties, the Exchange Notes would generally be freely transferable after the Exchange Offer without further registration under the Securities Act (subject to certain representations required to be made by each Holder, as set forth below). However, any purchaser of Old Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange

                                      112
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Notes (i) will not be able to rely on the interpretations of the staff of the
Commission, (ii) will not be able to tender its Old Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Old Notes unless such sale or transfer is made pursuant to an exemption from such requirements. In addition, in connection with any resales of Exchange Notes, any broker-dealer (a "Participating Broker-Dealer") which acquired the Old Notes for its own account as a result of market making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Old Notes) with the prospectus contained in the Exchange Offer Registration Statement. The Company will agree to make available for a period of up to 90 days after consummation of the Exchange Offer a prospectus meeting the requirements of the Securities Act to any Participating Broker- Dealer and any other persons, if any, with similar prospectus delivery requirements, for use in connection with any resale of Exchange Notes. A Participating Broker-Dealer or any other person that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Rights Agreement (including certain indemnification rights and obligations thereunder).

    Each holder of the Old Notes who wishes to exchange Old Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including representations that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes, (iii) it is not an "affiliate" (as defined in Rule 405 under the Securities Act) of the Company or, if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable and (iv) it is not acting on behalf of any person who could not truthfully make the foregoing representations.

    SHELF REGISTRATION. In the event that (i) any changes in law or the applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, (ii) for any other reason the Exchange Offer is not consummated within 230 calendar days after the Issuance Date, (iii) under certain circumstances, if the Initial Purchasers shall so request or (iv) any holder of the Old Notes (other than the Initial Purchasers) is not eligible to participate in the Exchange Offer, the Company will upon receipt of notice within specified time periods of one or more of the preceding events, at its expense, use its best efforts (a) to file and cause to become effective by the 230th calendar day after the Issuance Date a Shelf Registration Statement (or in the case of a Shelf Registration Statement required to be filed in response to a change in law or applicable interpretations of the Staff of the Commission, if later, within 45 days after publication of the change in law or interpretations but in no event before 100 calendar days after the Issuance Date) and (b) to keep effective the Shelf Registration Statement until the earlier of two years from the Issuance Date (or one year from the date the Shelf Registration Statement is declared effective if such Shelf Registration Statement is filed upon the request of any Initial Purchaser pursuant to clause (iii) above) or such shorter period ending when all Old Notes covered by the Shelf Registration Statement have been sold in the manner set forth and as contemplated in the Shelf Registration Statement or when the Old Notes become eligible for resale pursuant to Rule 144 under the Securities Act without volume restrictions, if any. The Company, will, in the event of the filing of the Shelf Registration Statement, provide to each holder of the Old Notes copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder of the Old Notes when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Old Notes. A holder of the Old Notes that sells its Old Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification rights and obligations thereunder). In

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
addition, each holder of the Old Notes will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Old Notes included in the Shelf Registration Statement and to benefit from the provisions regarding any increase in interest applicable to the Old Notes set forth in the following paragraph.

    Although the Company intends to file the registration statements described above, as required, there can be no assurance that such registration statements will be filed, or, if filed, that they will become effective. In the event that
(a) the Exchange Offer Registration Statement has not been filed with the Commission on or prior to the 100th calendar day following the Issuance Date,
(b) the Exchange Offer Registration Statement is not declared effective on or prior to the 200th calendar day following the Issuance Date, or (c) the Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective on or prior to the 230th calendar day following the Issuance Date, the interest rate borne by the Old Notes shall be increased by one-quarter of one percent per annum following such 100-day period in the case of clause (a) above, following such 200-day period in the case of clause (b) above, or following such 230-day period in the case of clause (c) above (or in the case of a Shelf Registration Statement required to be filed in response to a change in law or applicable interpretations of the Staff of the Commission, if later, within a 45-day period after publication of the change in law or interpretations but in no event before 100 calendar days after the Issuance Date), which rate will be increased by an additional one-quarter of one percent per annum for each 90-day period that any additional interest continues to accrue; PROVIDED that the aggregate increase in such annual interest rate may in no event exceed one percent. Upon (x) the filing of the Exchange Offer Registration Statement after the 100-day period described in clause (a) above, (y) the effectiveness of the Exchange Offer Registration Statement after the 200-day period described in clause (b) above, or (z) the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be, after the 230-day period described in clause (c) above (or in the case of a Shelf Registration Statement required to be filed in response to a change in law or applicable interpretations of the Staff of the Commission, if later, following such 45-day period after publication of the change in law or interpretations but in no event before 100 calendar days after the Issuance Date), the interest rate borne by the Old Notes from the date of such effectiveness, consummation or that the applicable registration statement again becomes effective and usable, as the case may be, will be reduced to the original interest rate if the Company is otherwise in compliance with this paragraph; PROVIDED, HOWEVER, that if, after any such reduction in interest rate, a different event specified in clause (a),
(b) or (c) above occurs, the interest rate may again be increased and thereafter decreased pursuant to the foregoing provisions. Notwithstanding the foregoing, the Company may issue a notice that the Shelf Registration Statement is unusable pending the announcement of a material corporate transaction and may issue any notice suspending use of the Shelf Registration Statement required under applicable securities laws to be issued and, in the event that the aggregate number of days in any consecutive twelve-month period for which all such notices are issued and effective exceeds 30 days in the aggregate, then the interest rate borne by the Old Notes will be increased by one quarter of one percent per annum following the date that such Shelf Registration Statement ceases to be usable beyond the 30-day period permitted above, which rate shall be increased by an additional one quarter of one percent per annum at the beginning of each subsequent 90-day period that such additional interest continues to accrue; PROVIDED that the aggregate increase in such annual interest rate may in no event exceed one percent per annum. Upon the Company declaring that the Shelf Registration Statement is usable after the period of time described in the preceding sentence, the interest rate borne by the Old Notes will be reduced to the original interest rate if the Company is otherwise in compliance with this paragraph.

    The summary herein of material provisions of the Registration Rights Agreement is subject to, and is qualified in its entirety by, all the provisions of the Registration Rights Agreement. The Registration Rights Agreement is an exhibit to the Registration Statement of which this Prospectus is a part.

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
                              PLAN OF DISTRIBUTION


    Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. A broker-dealer may not participate in the Exchange Offer with respect to Old Notes acquired other than as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the Exchange Offer and so notifies the Company, or causes the Company to be so notified in writing, the Company has agreed for a period of 90 days after the date of this Prospectus, it will make this Prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, and will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests
such documents in the Letter of Transmittal. In addition, until          , 1997
(90 days after the date of this Prospectus), all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.


    The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at prevailing market prices at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers or any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    The Company has agreed to pay all expenses incident to the Exchange Offer (other than commissions and concessions of any broker-dealers), subject to certain prescribed limitations, and will indemnify the holders of the Old Notes against certain liabilities, including certain liabilities that may arise under the Securities Act.

    By its acceptance of the Exchange Offer, any broker-dealer that receives Exchange Notes pursuant to the Exchange Offer hereby agrees to notify the Company prior to using the Prospectus in connection with the sale or transfer of Exchange Notes, and acknowledges and agrees that, upon receipt of notice from the Company of the happening of any event which makes any statement in the Prospectus untrue in any material respect or which requires the making of any changes in the Prospectus in order to make the statements therein not misleading or which may impose upon the Company disclosure obligations that may have a material adverse effect on the Company (which notice the Company agrees to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the Prospectus until the Company has notified such broker-dealer that delivery of the Prospectus may resume and has furnished copies of any amendment or supplement to the Prospectus to such broker-dealer.

                         BOOK ENTRY; DELIVERY AND FORM

    The certificates representing the Exchange Notes will be issued in fully registered form. The Exchange Notes initially will be represented by a single, permanent global Exchange Note, in definitive, fully registered form without interest coupons (the "Global Exchange Note") and will be deposited with the Trustee as custodian for The Depository Trust Company, New York, New York ("DTC") and registered in the name of a nominee of DTC.

    DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants (the "Participants") and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants").

    So long as DTC, or its nominee, is the registered owner or holder of the Exchange Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by such Global Exchange Note for all purposes under the Indenture. No beneficial owner of an interest in the Global Exchange Note will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture with respect to the Exchange Notes.

    Payments of the principal of, premium (if any), and interest on, the Global Exchange Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records, relating to or payments made on account of beneficial ownership interests in the Global Exchange Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

    The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, and interest (including liquidated damages) on the Global Exchange Note, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Exchange Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Exchange Note held through such Participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such Participants.

    Transfers between Participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell Exchange Notes to persons in states which require physical delivery of the Exchange Notes, or to pledge such securities, such holder must transfer its interest in the Global Exchange Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

    DTC has advised the Company that it will take any action permitted to be taken by a holder of Exchange Notes (including the presentation of Exchange Notes for exchange as described below) only at the direction of one or more Participants to whose account the DTC interests in the Global Exchange Note are credited and only in respect of such portion of the aggregate principal amount of Exchange Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of

Default under the Indenture, DTC will exchange the Global Exchange Note for Certificated Securities, which it will distribute to its Participants.

    Upon the issuance of the Global Exchange Note, DTC or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Exchange Note to the accounts of persons who have accounts with such depositary. Such accounts initially will be designated by or on behalf of the Initial Purchasers. Ownership of beneficial interests in the Global Exchange Note will be limited to Participants or persons who hold interests through Participants. Ownership of beneficial interests in the Global Exchange Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of Participants (with respect to interests of persons other than Participants).

    Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Exchange Note among Participants, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its Participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

    If DTC is at any time unwilling or unable to continue as a depositary for the Global Exchange Note and a successor depositary is not appointed by the Company within 90 days, Certificated Securities will be issued in exchange for the Global Exchange Note.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for the Company by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York and, with regard to the laws of the State of Texas, Vinson & Elkins L.L.P. Certain partners of Simpson Thacher & Bartlett and related persons have an indirect interest, through KKR 1996 Fund L.P., in less than 1% of the Common Stock.

                                    EXPERTS

    The consolidated balance sheet as of June 28, 1997 and the related consolidated statements of operations, redeemable stock and stockholders' equity and cash flows for fiscal year 1997 of Randall's Food Markets, Inc. included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The consolidated balance sheet as of June 29, 1996 and the related consolidated statements of operations, redeemable stock and stockholders' equity and cash flows for fiscal years 1996 and 1995 of Randall's Food Markets, Inc. included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

CHANGE IN ACCOUNTANTS

    On May 30, 1997, the Company dismissed its certified public accountants, Arthur Andersen LLP, and replaced them with Deloitte & Touche LLP. Arthur Andersen LLP's report dual-dated September 19, 1996 and April 5, 1997 on the Company's financial statements as of and for the years ended June 29, 1996 and June 24, 1995 did not contain an adverse opinion or a disclaimer of opinion; however, it included an emphasis of a matter paragraph discussing the Company's violations of certain debt covenants. In connection with this Registration Statement, Arthur Andersen LLP reissued their report referred to above to eliminate the reference to this emphasis of a matter. During the Company's two fiscal years ended June 29, 1996 and June 24, 1995 and the subsequent interim period through May 30, 1997, there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

                                     INDEX

DEFINED TERM                                                                                              PAGE NUMBER
--------------------------------------------------------------------------------------------------------  -----------

1994 Option Grant.......................................................................................
1997 Plan...............................................................................................
1997 Plan Grant.........................................................................................
1997 Plan Options.......................................................................................
1997 Plan Purchase Stock................................................................................
Acquired Indebtedness...................................................................................
Administrative Agent....................................................................................
Afffiliate Transaction..................................................................................
Affiliation.............................................................................................
Albertsons..............................................................................................
APB.....................................................................................................
Applicable Premium......................................................................................
Asset Sale..............................................................................................
Asset Sale Offer........................................................................................
Board of Directors......................................................................................
Borrower................................................................................................
Business Day............................................................................................
Capital Stock...........................................................................................
Capitalized Lease Obligation............................................................................
Cash Equivalents........................................................................................
Certificated Security...................................................................................
Change of Control.......................................................................................
Change of Control Offer.................................................................................
Change of Control Payment...............................................................................
Change of Control Payment Date..........................................................................
Charter Amendment.......................................................................................
Class A Preferred Stock.................................................................................
Closing.................................................................................................
Coastal.................................................................................................
Commission..............................................................................................
Common Stock............................................................................................
Company.................................................................................................
Consent Decree..........................................................................................
Consolidated Depreciation and Amortization Expense......................................................
Consolidated Interest Expense...........................................................................
Consolidated Net Income.................................................................................
Consolidation Date......................................................................................
Consulting Period.......................................................................................
Contingent Obligation...................................................................................
Convertible Preferred Stock.............................................................................
Covenant Defeasance.....................................................................................
Credit Facilities.......................................................................................
Cullum Acquisition......................................................................................
Debt Prepayment.........................................................................................
Default.................................................................................................
Depositior..............................................................................................
Designated Noncash Consideration........................................................................

DEFINED TERM                                                                                              PAGE NUMBER
--------------------------------------------------------------------------------------------------------  -----------
Designated Preferred Stock..............................................................................
Designated Senior Indebtedness..........................................................................
Disqualified Stock......................................................................................
DTC.....................................................................................................
EBITDA..................................................................................................
EEOC....................................................................................................
Effective Date..........................................................................................
Eligible Institution....................................................................................
Employee Stock Ownership Plan...........................................................................
Employment Agreements...................................................................................
EPS.....................................................................................................
Equity Interests........................................................................................
Equity Investment.......................................................................................
Equity Offering.........................................................................................
ESOP....................................................................................................
ESOP Shares.............................................................................................
Event of Default........................................................................................
Exchange Act............................................................................................
Exchange Agent..........................................................................................
Exchange Notes..........................................................................................
Exchange Offer..........................................................................................
Exchange Offer Registration Statement...................................................................
Excluded Contribution...................................................................................
Excluded Guarantee......................................................................................
Existing Indebtedness...................................................................................
Expiration Date.........................................................................................
FASB....................................................................................................
Fee Properties..........................................................................................
FIFO....................................................................................................
Financings..............................................................................................
first quarter 1997......................................................................................
first quarter 1998......................................................................................
fiscal year 1993........................................................................................
fiscal year 1994........................................................................................
fiscal year 1995........................................................................................
fiscal year 1996........................................................................................
fiscal year 1997........................................................................................
fiscal year 1998........................................................................................
Fixed Charge Coverage Ratio.............................................................................
Fixed Charges...........................................................................................
Fleming.................................................................................................
Former Cullum Shareholders..............................................................................
Former Cullum Shareholders Agreement....................................................................
GAAP....................................................................................................
Global Exchange Note....................................................................................
Government Securities...................................................................................
Gowens Agreement........................................................................................
Guarantee...............................................................................................
Guarantor...............................................................................................

DEFINED TERM                                                                                              PAGE NUMBER
--------------------------------------------------------------------------------------------------------  -----------
H.E.B...................................................................................................
Hedging Obligations.....................................................................................
Holder..................................................................................................
Indebtedness............................................................................................
Indenture...............................................................................................
Independent Financial Advisor...........................................................................
Indirect Participants...................................................................................
Initial Period..........................................................................................
Initial Purchasers......................................................................................
Interest Payment Date...................................................................................
Investment Grade Securities.............................................................................
Investments.............................................................................................
IRS.....................................................................................................
Issuance Date...........................................................................................
Joint Venture Properties................................................................................
Key Employee Stock Ownership Plan.......................................................................
Key SOP.................................................................................................
KKR.....................................................................................................
Kroger..................................................................................................
Leased Properties.......................................................................................
Legal Defeasance........................................................................................
Lenders.................................................................................................
Leverage Ratio..........................................................................................
LIBOR...................................................................................................
Lien....................................................................................................
LIFO....................................................................................................
Make-Whole Premium......................................................................................
Management Group........................................................................................
Minyard.................................................................................................
Moody's.................................................................................................
Mortgage Financing......................................................................................
Mortgage Refinancing....................................................................................
MSP.....................................................................................................
Named Executive Officers................................................................................
NDEQ....................................................................................................
Nebraska Fund...........................................................................................
Net Income..............................................................................................
Net Proceeds............................................................................................
Non-ESOP Shares.........................................................................................
Non-Payment Default.....................................................................................
Non-Severance Termination...............................................................................
Note Purchase Agreement.................................................................................
Notes...................................................................................................
Notice of Guaranteed Delivery...........................................................................
Obligations.............................................................................................
Officer.................................................................................................
Officers' Certificate...................................................................................
Old Indebtedness........................................................................................
Old Notes...............................................................................................

DEFINED TERM                                                                                              PAGE NUMBER
--------------------------------------------------------------------------------------------------------  -----------
Pari Passu Indebtedness.................................................................................
Participants............................................................................................
Participating Broker-Dealer.............................................................................
Payment Default.........................................................................................
Payment Blockage Notice.................................................................................
Payment Blockage Period.................................................................................
Permitted Holders.......................................................................................
Permitted Investments...................................................................................
Person..................................................................................................
PORTAL..................................................................................................
Preferred Stock.........................................................................................
Preferred Stock Redemption..............................................................................
Pro Forma Financial Statement...........................................................................
Putable Shares..........................................................................................
Putable Shares Reserve Fund.............................................................................
Qualified Shareholders..................................................................................
Randall's...............................................................................................
Recapitalization........................................................................................
Redemption Date.........................................................................................
Refinancing Indebtedness................................................................................
Refunding Capital Stock.................................................................................
Registrar...............................................................................................
Registration Rights Agreement...........................................................................
Registration Statement..................................................................................
Related Parties.........................................................................................
Repurchase Offer........................................................................................
Restricted Investment...................................................................................
Restricted Payments.....................................................................................
Restricted Subsidiary...................................................................................
Retired Capital Stock...................................................................................
Revolving Credit Facility...............................................................................
RFM Acquisition.........................................................................................
RFM Drag Along..........................................................................................
RFM Option..............................................................................................
RFM Registration Rights Agreement.......................................................................
RFM Tag Along...........................................................................................
S & P...................................................................................................
Savings Plan............................................................................................
Securities Act..........................................................................................
Senior Credit Facilities................................................................................
Senior Indebtedness.....................................................................................
Senior Notes............................................................................................
Serial Preferred Stock..................................................................................
Series A Senior Notes...................................................................................
Series B-1 Senior Notes.................................................................................
Series B-2 Senior Notes.................................................................................
Settlement Agreement....................................................................................
Severance and Release Agreement.........................................................................
SFAS....................................................................................................

DEFINED TERM                                                                                              PAGE NUMBER
--------------------------------------------------------------------------------------------------------  -----------
Shareholder Proposal....................................................................................
Shareholders Agreement..................................................................................
Shelf Registration Statement............................................................................
Significant Subsidiary..................................................................................
Similar Business........................................................................................
Soffe...................................................................................................
Special Meeting.........................................................................................
Stock Plan..............................................................................................
Subordinated Indebtedness...............................................................................
Subordinated Note Obligations...........................................................................
Subscription Agreement..................................................................................
Subsidiary..............................................................................................
Successor Company.......................................................................................
Successor Guarantor.....................................................................................
TBCA....................................................................................................
TCB Credit Facility.....................................................................................
Tender Offer............................................................................................
Term Loan Facility......................................................................................
Texas Commerce..........................................................................................
Total Assets............................................................................................
Transferor..............................................................................................
Treasury Date...........................................................................................
Trust Indenture Act.....................................................................................
Trustee.................................................................................................
Uniform Guarantees......................................................................................
Unrestricted Subsidiary.................................................................................
UTY.....................................................................................................
Voting Stock............................................................................................
Weighted Average Life to Maturity.......................................................................
Wholly Owned Restricted Judiciary.......................................................................
Wholly Owned Subsidiary.................................................................................

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----

INDEPENDENT AUDITORS' REPORTS..............................................................................         F-2

Consolidated Balance Sheets As of June 28, 1997, June 29, 1996 and October 18, 1997 (Unaudited)............         F-4

Consolidated Statements of Operations for the Fiscal Years Ended June 28, 1997, June 29, 1996 and June 24,
  1995 and for the Unaudited 16 weeks ended October 18, 1997, and October 19, 1996.........................         F-5

Consolidated Statements of Redeemable Stock and Stockholders' Equity for the Fiscal Years Ended June 28,
  1997, June 29, 1996 and June 24, 1995 and for the Unaudited 16 weeks ended October 18, 1997..............         F-6

Consolidated Statements of Cash Flows for the Fiscal Years Ended June 28, 1997, June 29, 1996 and June 24,
  1995 and for the Unaudited 16 weeks ended October 18, 1997, and October 19, 1996.........................         F-7

Notes to Consolidated Financial Statements.................................................................         F-8

                          INDEPENDENT AUDITORS' REPORT

To Randall's Food Markets, Inc.:

    We have audited the accompanying consolidated balance sheet of Randall's Food Markets, Inc. and subsidiaries (the "Company") as of June 28, 1997, and the related consolidated statements of operations, redeemable stock and stockholders' equity, and cash flows for the fiscal year ended June 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Randall's Food Markets, Inc. and subsidiaries as of June 28, 1997, and the results of their operations and their cash flows for the fiscal year ended June 28, 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Houston, Texas
August 15, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Randall's Food Markets, Inc.:

    We have audited the accompanying consolidated balance sheet of Randall's Food Markets, Inc. and subsidiaries (the "Company") as of June 29, 1996, and the related consolidated statements of operations, redeemable stock and stockholders' equity, and cash flows for the fiscal years ended June 29, 1996 and June 24, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our auditor's report dual-dated September 19, 1996 and April 5, 1997, our opinion was modified with an emphasis-of-a-matter paragraph discussing the Company's violations of certain debt covenants. As discussed in Notes 2 and 5, the Company received an Equity Investment and refinanced all such debt on June 27, 1997.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Randall's Food Markets, Inc. and subsidiaries as of June 29, 1996, and the results of their operations and their cash flows for the fiscal years ended June 29, 1996 and June 24, 1995, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Houston, Texas
September 19, 1996 (except with respect

       to the matter discussed in the eighth
       paragraph of Note 5, as to which the
       date is June 27, 1997)

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

               JUNE 28, 1997, JUNE 29, 1996, AND OCTOBER 18, 1997

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                             JUNE 28,   JUNE 29,
                                                                                               1997       1996
                                                                               OCTOBER 18,   ---------  ---------
                                                                                   1997
                                                                               ------------
                                                                               (UNAUDITED)
                                          ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..................................................   $   42,528   $  23,115  $  31,686
  Receivables, net...........................................................       41,831      44,664     27,464
  Merchandise inventories....................................................      177,970     164,174    167,792
  Deferred tax assets........................................................       21,108      21,109      9,631
  Prepaid expenses and other.................................................       10,737       9,703      5,209
                                                                               ------------  ---------  ---------
        Total current assets.................................................      294,174     262,765    241,782
PROPERTY AND EQUIPMENT, net..................................................      324,008     336,548    329,051
GOODWILL, net................................................................      222,386     224,350    230,730
OTHER ASSETS, net............................................................       38,489      38,711     21,702
                                                                               ------------  ---------  ---------
TOTAL........................................................................   $  879,057   $ 862,374  $ 823,265
                                                                               ------------  ---------  ---------
                                                                               ------------  ---------  ---------
                  LIABILITIES, REDEEMABLE STOCK AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt.......................................   $      789   $     774  $  29,586
  Current maturities of obligations under capital leases.....................        4,041       4,166      2,464
  Accounts payable...........................................................      116,902     112,026     88,718
  Accrued expenses and other.................................................      140,297     131,736     85,119
  Accrued income taxes.......................................................        6,611       2,634      6,000
                                                                               ------------  ---------  ---------
        Total current liabilities............................................      268,640     251,336    211,887
LONG-TERM LIABILITIES:
  Long-term debt, net of current maturities..................................      276,582     279,729    322,686
  Obligations under capital leases, net of current maturities................       75,353      77,479     83,246
  Deferred income tax liability..............................................       11,067      11,067     13,324
  Other liabilities..........................................................       25,603      24,400     24,427
                                                                               ------------  ---------  ---------
        Total liabilities....................................................      657,245     644,011    655,570
COMMITMENTS AND CONTINGENCIES (Notes 9 and 10)
REDEEMABLE CLASS A PREFERRED STOCK, $10.00 par value, 8,250 shares
  authorized, issued and outstanding.........................................       --          --            825
8% CONVERTIBLE PREFERRED STOCK, $10.00 par value, 5,000,000 shares
  authorized, 292,043 shares issued and 278,201 shares outstanding...........       --          --         11,613
REDEEMABLE COMMON STOCK, $10.50, $12.11 and $18.15 redemption value, respectively, 413,022, 413,022 and 1,025,181 shares issued and outstanding,
  respectively...............................................................        4,337       5,002     18,607
STOCKHOLDERS' EQUITY:
  Common stock, $0.25 par value, 75,000,000, 75,000,000 and 25,000,000 shares authorized, respectively, 29,800,261, 29,714,261 and 15,984,819 shares issued, respectively, and 29,800,261, 29,714,261 and 15,984,819 shares
    outstanding, respectively................................................        7,347       7,326      3,996
  Additional paid in capital.................................................      170,442     169,823     37,629
  Retained earnings..........................................................       40,619      36,212     95,025
  Restricted common stock....................................................         (891)     --         --
  Treasury stock, 3,500 shares at $12.11.....................................          (42)     --         --
                                                                               ------------  ---------  ---------
        Total stockholders' equity...........................................      217,475     213,361    136,650
                                                                               ------------  ---------  ---------
TOTAL........................................................................   $  879,057   $ 862,374  $ 823,265
                                                                               ------------  ---------  ---------
                                                                               ------------  ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

   FOR THE FISCAL YEARS ENDED JUNE 28, 1997, JUNE 29, 1996 AND JUNE 24, 1995 AND FOR THE UNAUDITED 16 WEEKS ENDED OCTOBER 18, 1997, AND OCTOBER 19, 1996

                                 (IN THOUSANDS)

                                                      UNAUDITED
                                               ------------------------
                                               OCTOBER 18,  OCTOBER 19,    JUNE 28,      JUNE 29,      JUNE 24,
                                                  1997         1996          1997          1996          1995
                                               -----------  -----------  ------------  ------------  ------------
NET SALES....................................   $ 719,377    $ 683,705   $  2,344,983  $  2,368,645  $  2,328,247
COST OF SALES................................     522,237      500,924      1,713,345     1,737,987     1,728,698
                                               -----------  -----------  ------------  ------------  ------------
        Gross profit.........................     197,140      182,781        631,638       630,658       599,549
                                               -----------  -----------  ------------  ------------  ------------
OPERATING EXPENSES:
    Store operating, selling and
      administrative expenses................     163,979      154,908        558,065       507,894       501,634
    Depreciation and amortization............      15,117       13,314         48,875        45,814        47,447
    Litigation and severance/benefits........      --           --             14,012         1,000       --
    Estimated store closing costs............      --           --             29,790         1,215       --
                                               -----------  -----------  ------------  ------------  ------------
        Total operating expenses.............     179,096      168,222        650,742       555,923       549,081
                                               -----------  -----------  ------------  ------------  ------------
OPERATING INCOME (LOSS)......................      18,044       14,559        (19,104)       74,735        50,468
INTEREST EXPENSE, net........................      10,522       11,162         36,828        38,981        43,411
                                               -----------  -----------  ------------  ------------  ------------
INCOME (LOSS) BEFORE INCOME TAXES AND
  EXTRAORDINARY ITEM.........................       7,522        3,397        (55,932)       35,754         7,057
BENEFIT (PROVISION) FOR INCOME TAXES.........      (3,780)      (2,188)        15,215       (16,316)       (7,020)
                                               -----------  -----------  ------------  ------------  ------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM......       3,742        1,209        (40,717)       19,438            37
EXTRAORDINARY ITEM--Loss on early
  extinguishment of debt (Net of taxes of
  $6,006)....................................      --           --             (9,798)      --            --
                                               -----------  -----------  ------------  ------------  ------------
NET INCOME (LOSS)............................   $   3,742    $   1,209   $    (50,515) $     19,438  $         37
                                               -----------  -----------  ------------  ------------  ------------
                                               -----------  -----------  ------------  ------------  ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES
      CONSOLIDATED STATEMENTS OF REDEEMABLE STOCK AND STOCKHOLDERS' EQUITY
   FOR THE FISCAL YEARS ENDED JUNE 28, 1997, JUNE 29, 1996 AND JUNE 24, 1995
             AND FOR THE UNAUDITED 16 WEEKS ENDED OCTOBER 18, 1997
                                 (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                            REDEEMABLE STOCK               STOCKHOLDERS' EQUITY
                                                                  -------------------------------------  ------------------------
                                                                                   8%
                                                                    CLASS A    CONVERTIBLE                            ADDITIONAL
                                                                   PREFERRED    PREFERRED     COMMON       COMMON       PAID-IN
                                                                     STOCK        STOCK        STOCK        STOCK       CAPITAL
                                                                  -----------  -----------  -----------  -----------  -----------
BALANCE, JUNE 25, 1994..........................................   $     825    $   6,045    $   9,227    $   3,723    $  28,920
  Issuance of common stock......................................                                                262        9,348
  Issuance of restricted stock..................................
  Earned portion of restricted stock compensation...............
  Reversal of contingent shares of Tom Thumb acquisition........                     (128)                                (1,154)
  Accretion to redemption value.................................                      986        1,794
  Reduction of deferred cost of Employee Stock Option Plan......
  Net income....................................................
                                                                       -----   -----------  -----------  -----------  -----------
BALANCE, JUNE 24, 1995..........................................         825        6,903       11,021        3,985       37,114
  Preferred stock dividends.....................................
  Issuance of common stock......................................                                                 11          608
  Reversal of contingent shares of Tom Thumb acquisition........                      (10)                                   (93)
  Accretion to redemption value.................................                    4,720        7,586
  Earned portion of restricted stock compensation...............
  Net income....................................................
                                                                       -----   -----------  -----------  -----------  -----------
BALANCE, JUNE 29, 1996..........................................         825       11,613       18,607        3,996       37,629
  Preferred stock dividends.....................................
  Issuance of restricted stock..................................                                                 34        2,405
  Issuance of common stock......................................                                              4,645      220,355
  Accretion to redemption value.................................                   (3,865)      (5,404)
  Earned portion of restricted stock compensation...............                                                              29
  Purchase of treasury stock....................................
  Retirement of treasury stock..................................                                  (158)         (10)        (906)
  Purchase and retirement of ESOP and Non-ESOP shares...........                                             (1,346)     (84,810)
  Redemption of common stock....................................                                                (93)      (4,407)
  Redemption of putable common stock............................                                (2,426)
  Redemption of preferred stock.................................        (825)      (7,748)
  Cancellation of putable rights................................                                (5,617)         100
  Impairment of loan to ESOP....................................                                                            (472)
  Net loss......................................................
                                                                       -----   -----------  -----------  -----------  -----------
BALANCE, JUNE 28, 1997..........................................                                 5,002        7,326      169,823
  Issuance of restricted stock (unaudited)......................                                                 21          882
  Accretion to redemption value (unaudited).....................                                  (665)
  Earned Portion or restricted stock compensation (unaudited)...
  Purchase of treasury stock (unaudited)........................
  Impairment of loan to ESOP (unaudited)........................                                                            (263)
  Net income (unaudited)........................................
                                                                       -----   -----------  -----------  -----------  -----------
BALANCE, OCTOBER 18, 1997 (unaudited)...........................   $            $            $   4,337    $   7,347    $ 170,442
                                                                       -----   -----------  -----------  -----------  -----------
                                                                       -----   -----------  -----------  -----------  -----------


                                                                                                            DEFERRED

                                                                                                            COSTS OF

                                                                   RETAINED    RESTRICTED    TREASURY    EMPLOYEE STOCK

                                                                   EARNINGS       STOCK        STOCK     OWNERSHIP PLAN

                                                                  -----------  -----------  -----------  ---------------

BALANCE, JUNE 25, 1994..........................................   $  96,522                                $  (1,000)

  Issuance of common stock......................................
  Issuance of restricted stock..................................                $    (250)
  Earned portion of restricted stock compensation...............                      125
  Reversal of contingent shares of Tom Thumb acquisition........
  Accretion to redemption value.................................      (2,780)
  Reduction of deferred cost of Employee Stock Option Plan......                                                1,000

  Net income....................................................          37
                                                                  -----------  -----------       -----        -------

BALANCE, JUNE 24, 1995..........................................      93,779         (125)
  Preferred stock dividends.....................................      (5,886)
  Issuance of common stock......................................
  Reversal of contingent shares of Tom Thumb acquisition........
  Accretion to redemption value.................................     (12,306)
  Earned portion of restricted stock compensation...............                      125
  Net income....................................................      19,438
                                                                  -----------  -----------       -----        -------

BALANCE, JUNE 29, 1996..........................................      95,025
  Preferred stock dividends.....................................      (2,407)
  Issuance of restricted stock..................................                   (2,439)
  Issuance of common stock......................................
  Accretion to redemption value.................................       9,269
  Earned portion of restricted stock compensation...............                    2,439
  Purchase of treasury stock....................................                             $    (919)
  Retirement of treasury stock..................................         155                       919
  Purchase and retirement of ESOP and Non-ESOP shares...........
  Redemption of common stock....................................
  Redemption of putable common stock............................        (780)
  Redemption of preferred stock.................................     (20,052)
  Cancellation of putable rights................................       5,517
  Impairment of loan to ESOP....................................
  Net loss......................................................     (50,515)
                                                                  -----------  -----------       -----        -------

BALANCE, JUNE 28, 1997..........................................      36,212
  Issuance of restricted stock (unaudited)......................                     (903)
  Accretion to redemption value (unaudited).....................         665
  Earned Portion or restricted stock compensation (unaudited)...                       12
  Purchase of treasury stock (unaudited)........................                                   (42)
  Impairment of loan to ESOP (unaudited)........................
  Net income (unaudited)........................................       3,742
                                                                  -----------  -----------       -----        -------

BALANCE, OCTOBER 18, 1997 (unaudited)...........................   $  40,619    $    (891)   $     (42)     $

                                                                  -----------  -----------       -----        -------

                                                                  -----------  -----------       -----        -------


The accompanying notes are an integral part of these consolidated financial statements.

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

   FOR THE FISCAL YEARS ENDED JUNE 28, 1997, JUNE 29, 1996 AND JUNE 24, 1995

  AND FOR THE UNAUDITED 16 WEEKS ENDED OCTOBER 18, 1997, AND OCTOBER 19, 1996

                                 (IN THOUSANDS)

                                                                 UNAUDITED
                                                          ------------------------
                                                          OCTOBER 18,  OCTOBER 19,  JUNE 28,    JUNE 29,     JUNE 24,
                                                             1997         1996        1997        1996         1995
                                                          -----------  -----------  ---------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss):....................................   $   3,742    $   1,209   $ (50,515)  $  19,438    $      37
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization.......................      15,117       13,314      48,874      45,814       47,447
    Amortization of debt issuance costs.................         622          111         662         360          503
    LIFO reserve........................................         680          665       3,434       2,092        1,067
    Loss on early extinguishment of debt................      --           --          15,804      --           --
    Settlement of ESOP litigation.......................      --           --          10,500      --           --
    Severance/benefits..................................      --           --           3,594      --           --
    Loss (gain) from sale of assets.....................        (425)        (292)       (905)        793       (1,046)
    Store closing costs.................................      --           --          32,790      --           --
    Earned portion of restricted stock compensation.....          12       --           2,468         125          125
    Equity in earnings of unconsolidated joint
      ventures..........................................         (41)         (23)       (137)        (69)         (51)
    Deferred tax (benefit)/provision....................      --           (1,625)    (13,735)     (9,552)       2,812
    (Increase) decrease in receivables..................      (7,430)         (59)     (2,291)     (1,777)       3,746
    (Increase) decrease in merchandise inventories......     (14,476)      (9,447)        184     (10,005)        (650)
    (Increase) decrease in prepaid expenses and other...      (1,034)      (2,518)     (1,216)     (2,798)       2,423
    Increase in note receivable from ESOP...............      --           --          (2,250)     (1,500)      --
    (Increase) decrease in federal income tax
      receivable........................................      10,000       --         (16,409)     --           --
    (Increase) decrease in other assets.................        (258)       1,804     (15,963)     (1,423)         802
    Increase (decrease) in accounts payable.............      12,331       12,060      23,308       7,163       (8,129)
    Increase (decrease) in accrued expenses and other...       8,560        4,034     (18,994)     10,453       13,244
    Increase (decrease) in accrued income taxes.........       3,977         (365)     (3,366)      2,549          825
    Increase (decrease) in other long-term
      liabilities.......................................       1,203        1,835       2,555       2,183       (9,647)
                                                          -----------  -----------  ---------  -----------  -----------
      Net cash provided by operating activities.........      32,579       20,703      18,392      63,846       53,508
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment...................     (22,025)     (37,085)   (104,455)    (66,131)     (59,850)
  Proceeds from sale of assets..........................      12,226        8,985      55,434      30,317       59,332
  Contributions to joint ventures.......................        (132)      --            (138)        (13)         (12)
  Proceeds from sale of joint ventures..................         954       --             524       1,808       --
  Distributions from joint ventures.....................         263       --             167         237          422
                                                          -----------  -----------  ---------  -----------  -----------
      Net cash used in investing activities.............      (8,714)     (28,100)    (48,468)    (33,782)        (108)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments of debt....................................      (3,132)      (5,227)   (399,524)    (50,711)     (61,408)
  Cost of early extinguishment of debt..................      --           --         (15,804)     --           --
  Proceeds from issuance of debt........................      --           15,000     178,000      27,000       --
  Proceeds from issuance of senior subordinated notes...      --           --         149,755      --           --
  Additions to (reductions in) obligations under capital
    leases..............................................      (1,278)        (934)      5,390      (2,251)      (2,283)
  Proceeds from issuance of common stock................      --           --         225,000         619        9,360
  Redemption of common stock............................      --           --         (89,363)     --           --
  Redemption of preferred stock.........................      --           --         (28,645)     --           --
  Purchase of treasury stock............................         (42)      --            (919)     --           --
  Preferred dividends paid..............................      --             (600)     (2,385)     (5,886)      --
                                                          -----------  -----------  ---------  -----------  -----------
      Net cash provided by (used in) financing
        activities......................................      (4,452)       8,239      21,505     (31,229)     (54,331)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....      19,413          842      (8,571)     (1,165)        (931)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD........      23,115       31,686      31,686      32,851       33,782
                                                          -----------  -----------  ---------  -----------  -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..............   $  42,528    $  32,528   $  23,115   $  31,686    $  32,851
                                                          -----------  -----------  ---------  -----------  -----------
                                                          -----------  -----------  ---------  -----------  -----------

    The accompanying notes are an integral part of these consolidated financial statements.

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      (INFORMATION FOR THE 16 WEEKS ENDED OCTOBER 18, 1997, IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION AND CONCENTRATION RISK--The consolidated financial statements include the accounts of Randall's Food Markets, Inc., a Texas corporation, and its wholly owned subsidiaries, Randalls Food and Drugs, Inc. (d.b.a. Randalls Food and Pharmacy or Randalls and Tom Thumb Food and Pharmacy or Tom Thumb) and Randalls Properties, Inc. (collectively referred to as the Company).

    The Company operates in a highly competitive marketplace with its retail grocery stores concentrated in north, central and southeast Texas. The debt agreements relating to debt outstanding until June 27, 1997 contained numerous financial and operating covenants for which waivers had been obtained for certain matters of non-compliance (see Note 5). In connection with the Equity Investment described in Note 2, such debt was refinanced. The Company is also subject to certain litigation and administrative matters (see Note 10).

    PRINCIPLES OF CONSOLIDATION AND USE OF ESTIMATES--All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.


    INTERIM FINANCIAL STATEMENTS--The consolidated financial statements as of October 18, 1997 and for the 16 weeks ended October 18, 1997 and October 19, 1996, are unaudited. In management's opinion, these unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments consisting only of normal recurring adjustments necessary for the fair statement of the financial data for such periods. The unaudited results for the 16 weeks ended October 18, 1997, are not necessarily indicative of the results expected for the full fiscal year ending June 27, 1998.


    STATEMENTS OF CASH FLOWS--The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The statements of cash flows provide information about changes in cash and cash equivalents and excludes the effects of noncash transactions.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--The Company's most significant financial instruments are long-term debt obligations which are reflected in the accompanying financial statements at approximately $281 million and $352 million at June 28, 1997, and June 29, 1996, respectively, which management believes approximates fair value at those dates. The fair value of debt was estimated by discounting the future cash flows using rates currently available for debt of similar terms and maturity. Management believes the fair values of all other financial instruments are not materially different from their carrying values.

    RECEIVABLES--Receivables consist of federal income tax receivable and amounts due from charge customers, vendor promotions, manufacturer coupons and returned checks and are net of an allowance for uncollectible amounts totaling $3.1 million and $1 million at June 28, 1997 and June 29, 1996, respectively.

    FISCAL YEAR--The Company's fiscal year ends on the last Saturday in June of each calendar year, resulting in either a 52- or 53-week fiscal year. There are 53 weeks in the fiscal year ended June 29, 1996.

    MERCHANDISE INVENTORIES--The Company uses the last-in first-out ("LIFO") method of costing for all of its inventories in fiscal years 1997 and 1996 and for a significant portion of its inventories in fiscal year 1995. The effect in 1996 of converting the remaining inventories to LIFO was not material to the consolidated financial statements.

    At June 24, 1995, inventories consisted of approximately $129 million costed under the LIFO method and approximately $31 million costed under the first-in first-out ("FIFO") method. If the FIFO method

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE 16 WEEKS ENDED OCTOBER 18, 1997, IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) had been used for costing all inventories, the valuation assigned to inventories would have been approximately $19.0 million and $15.5 million higher as of June 28, 1997 and June 29, 1996, respectively.

    In 1997 the Internal Revenue Service ("IRS") approved the Company's application for a change from several LIFO methods to one LIFO method, effective at the beginning of fiscal year 1996. At June 28, 1997 and June 29, 1996, inventories have been recorded in accordance with the change requested. The Company selected the new LIFO method to achieve valuation consistencies between internal divisions that had previously used multiple LIFO methods. Management believes that the use of a common LIFO method simplifies the calculation and makes the inventories comparable. The effect in fiscal year 1996 of changing to the new LIFO method was to decrease net income by approximately $580,000.

    DEPRECIATION AND AMORTIZATION--Property and equipment are stated at cost. The Company uses the straight-line method of accounting to provide for depreciation over the estimated useful lives of buildings and improvements (20 years) and fixtures, leaseholds and equipment (3 to 10 years). Properties held under capital leases are amortized over the lease terms. Maintenance, repairs and minor replacements are charged to expense as incurred; major replacements and betterments are capitalized. The net book value of assets sold, retired or otherwise disposed of is removed from the accounts at the time of disposition, and any resulting gain or loss is reflected in operations for that period.

    Goodwill associated with the August 1992 Tom Thumb acquisition of $256 million is being amortized on a straight-line basis over 40 years. Goodwill was reduced by approximately $103,000 in fiscal year 1996 and $1.2 million in fiscal year 1995 as amounts recorded for shares contingently issuable for the Tom Thumb acquisition were reversed upon resolution of a contingency. The accumulated amortization was $31.8 million and $25.4 million at June 28, 1997 and June 29, 1996, respectively. The Company utilizes undiscounted estimated cash flows to evaluate any possible impairment of goodwill.

    ACCRUED EXPENSES AND OTHER--Accrued expenses and other as of June 28, 1997 and June 29, 1996, consisted of the following (in thousands):

                                                                                                1997       1996
                                                                                             ----------  ---------
Payroll and related benefits                                                                 $   39,875     32,322
Rent                                                                                              7,527      6,439
Property taxes                                                                                    6,480      4,083
Insurance and related costs                                                                      17,957     14,439
Deferred income, current                                                                          3,288      1,439
Legal and other contingencies                                                                     6,947     11,212
Accrual for planned store closings                                                               34,005      1,215
Accrued transaction costs                                                                         5,800     --
Other                                                                                             9,857     13,970
                                                                                             ----------  ---------
                                                                                             $  131,736  $  85,119
                                                                                             ----------  ---------
                                                                                             ----------  ---------

    COST OF SALES--Cost of sales includes cost of merchandise sold and warehouse salaries and benefits.

    STORE OPENING AND CLOSING COSTS--The costs associated with opening new store locations are expensed in the period the store is opened. Estimated costs associated with closing a store are recognized in the period the Company determines to close the store. For fiscal year 1997, the Company recorded a charge of $32.8 million which includes $3.7 million relating to stores that were closed or sold in fiscal year 1997 and $29.1 million related to 20 stores that the Compny had decided, as of June 28, 1997, to close, replace or sell. These costs include estimated inventory losses of $3.0 million included in cost of sales, lease termination

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE 16 WEEKS ENDED OCTOBER 18, 1997, IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) costs of $11.7 million and the write-off of certain store assets of $18.1 million included in estimated store closing costs. At fiscal year end 1997, 2 of the 20 stores accrued for were closed. Management's plan provides for various closing dates from June 1997 to June 1999.

    ACCOUNTING FOR JOINT VENTURES--The Company accounts for its investment in joint ventures under the Equity Method.

    NEW PRONOUNCEMENTS--In March 1995 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective for financial statements for fiscal years beginning after December 15, 1995. This statement requires losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flow estimates to be generated by those assets are less than the assets' carrying amount. The Company has adopted this standard for fiscal year 1997, effective June 30, 1996. The adoption of this standard did not have a significant impact on the consolidated financial position or operating results of the Company because the SFAS No. 121 methodology of accounting is not materially different than the Company's previously existing policy.

    In October 1995 the FASB issued SFAS 123, "Accounting for Stock-Based Compensation," effective for financial statements for fiscal years beginning after December 15, 1995. This statement defines a fair value-based method of accounting for employee stock options or similar equity instruments. As the statement permits, the Company will continue to account for these types of instruments using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion ("APB") 25, "Accounting for Stock Issued to Employees." The adoption of this statement did not have a material affect on reported amounts for net income (loss) and earnings (loss) per share in fiscal years 1997 and 1996.

    In February 1997 the FASB issued SFAS 128, "Earnings Per Share". SFAS 128, which is effective for the Company for the year ended June 27, 1998, specifies the computation, presentation and disclosure requirements of earnings per share ("EPS") and supersedes APB 15. SFAS 128 requires a dual presentation of basic and diluted EPS. Basic EPS, which excludes the impact of common share equivalents, replaces primary EPS. Diluted EPS, which utilizes the average market price per share as opposed to the greater of the average market price per share or ending market price per share when applying the treasury stock method in determining common share equivalents, replaces fully diluted EPS. Also in February 1997, the FASB issued SFAS 129, "Disclosure of Information About Capital Structure," which establishes standards for disclosing information about an entity's capital structure. This statement is effective for the Company for the year ended June 27, 1998. Management is evaluating what, if any, additional disclosures may be required upon the implementation of SFAS 128 and 129.

    RECLASSIFICATIONS--Certain reclassifications have been made to amounts related to the years ended June 29, 1996 and June 24, 1995 to conform with the current year's presentation.

2. EQUITY INVESTMENT

    The Company and its majority stockholder entered into a subscription agreement dated April 1, 1997 (the "Subscription Agreement"), with RFM Acquisition LLC ("RFM Acquisition"). RFM Acquisition is a Delaware limited liability company formed at the direction of Kohlberg Kravis Roberts & Co., L.P.
(KKR). Following approval of the stockholders of the Company at a special meeting held in June 1997, RFM Acquisition paid an aggregate of $225 million to the Company (the Equity Investment) as consideration for the Company's issuance to RFM Acquisition of 18,579,686 shares of common stock and a 25-year option to purchase 3,606,881 shares of common stock at $12.11 per share, subject to adjustments in the event of

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE 16 WEEKS ENDED OCTOBER 18, 1997, IS UNAUDITED)

2. EQUITY INVESTMENT (CONTINUED)
stock dividends, subdivisions and combinations, distributions to common stock holders of securities such as debt or preferred stock, sales of common stock of the Company below fair market value and the issuance of convertible securities with an exercise price below fair market value. Subsequent to this transaction, approximately 63 percent of the common stock of the Company is owned by RFM Acquisition.

3. PROPERTY AND EQUIPMENT

    Property and equipment at June 28, 1997 and June 29, 1996 consisted of the following (in thousands):

                                                                                             1997         1996
                                                                                          -----------  -----------
Land....................................................................................  $    51,115  $    51,429
Buildings and improvements..............................................................       42,399       49,004
Fixtures, leaseholds and equipment......................................................      374,022      317,921
Property held under capital leases......................................................       91,921       95,081
Construction-in-progress................................................................       22,560       36,449
                                                                                          -----------  -----------
                                                                                              582,017      549,884
Accumulated depreciation................................................................     (245,469)    (220,833)
                                                                                          -----------  -----------
Property and equipment, net.............................................................  $   336,548  $   329,051
                                                                                          -----------  -----------
                                                                                          -----------  -----------

4. JOINT VENTURES

    The Company participates as a general partner in various joint ventures for the purpose of developing shopping centers in which store facilities are located. The Company's ownership interests range from 50 percent to 83.3 percent. Joint ventures that are greater than 50 percent owned are consolidated in the accompanying consolidated financial statements from the date that the majority interest was acquired. The following represents the activity in investments in unconsolidated joint ventures for the years ended June 28, 1997, June 29, 1996 and June 24, 1995 (in thousands):

                                                                                     1997       1996       1995
                                                                                   ---------  ---------  ---------
Balance at beginning of period                                                     $  (3,208) $  (5,188) $  (4,829)

  Equity in earnings of unconsolidated joint ventures                                    137         69         51
  Contributions made                                                                     138         13         12
  Distributions received                                                                (524)      (237)      (422)
  Sales of certain joint ventures                                                       (167)     2,135     --
                                                                                   ---------  ---------  ---------

Balance at end of period                                                           $  (3,624) $  (3,208) $  (5,188)
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    The balance for investments in unconsolidated joint ventures is included in other assets. The unconsolidated joint ventures have debt outstanding at June 28, 1997 and June 29, 1996 of approximately $20.6 million and $20.5 million, respectively, that is nonrecourse. The debt outstanding at June 28, 1997 and June 29, 1996 represents 100 percent of the joint ventures debt.

    During fiscal year 1995, the Company's three consolidated joint ventures sold substantially all of their assets and retired the related debt which resulted in an insignificant gain. During fiscal year 1996, the Company sold its interest in two unconsolidated joint ventures for approximately $1.8 million. The Company continues to operate stores at each of these locations which are accounted for as sale leaseback transactions. A gain of approximately $3.9 million related to these transactions was deferred and is being recognized over the remaining lease terms. During fiscal 1997, the Company sold its interest in one

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE 16 WEEKS ENDED OCTOBER 18, 1997, IS UNAUDITED)

4. JOINT VENTURES (CONTINUED)
unconsolidated joint venture and is recognizing the sale on a cash basis. As of June 28, 1997, approximately $167,000 had been recognized. Additional cash receipts will be recorded as a reduction of the asset and subsequently, a gain or loss, as appropriate. The Company does not operate a store at this location.

    The Company paid to the joint ventures approximately $3.4 million, $4.1 million and $4.8 million in fiscal years 1997, 1996 and 1995, respectively, in rent, common area maintenance and other lease-related costs for shopping centers owned by the joint ventures.

5. LONG-TERM DEBT

    At June 28, 1997 and June 29, 1996, long-term debt consisted of the following (in thousands):

                                                                                               1997        1996
                                                                                            ----------  ----------
Senior subordinated notes--
  Unsecured, with interest at 9.375% payable semiannually, principal matures on July 1,
    2007..................................................................................  $  150,000  $   --
  Discount on senior subordinated notes...................................................        (245)     --
Notes payable to banks:
  Principal due in annual installments beginning June 27, 1998 and interest due in quarterly installments, final installment due June 27, 2006 , interest at the London
    Interbank Offered Rate ("LIBOR") plus an adjustable margin rate (1.5%), interest at
    7.187% at June 28, 1997...............................................................     125,000     169,500
  Principal due June 27, 2004, interest due in quarterly installments, principal balance not to exceed $225 million, interest at LIBOR plus an adjustable margin rate at 6.9%
    at June 29, 1996......................................................................      --          40,000
  Principal due June 22, 2004, interest due in quarterly installments beginning September
    30, 1997, interest at Alternate Base Rate plus an adjustable margin rate (0%),
    interest at 8.5% at June 28, 1997.....................................................       3,000      --
  Other...................................................................................      --             955
                                                                                            ----------  ----------

      Total notes payable to banks........................................................     128,000     210,455
                                                                                            ----------  ----------

Notes payable to insurance companies:
  Principal was due in annual installments beginning December 1998, note paid in full in
    June 1997.............................................................................      --         135,500
  Principal and interest due in monthly installments, final installment due in 2005,
    interest from 8.3% to 9.0%............................................................       2,748       6,317
                                                                                            ----------  ----------

      Total notes payable to insurance companies..........................................       2,748     141,817
                                                                                            ----------  ----------

Total long-term debt......................................................................     280,503     352,272

Less--current maturities of long-term debt................................................         774      29,586
                                                                                            ----------  ----------

Long-term debt, net of current maturities.................................................  $  279,729  $  322,686
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE 16 WEEKS ENDED OCTOBER 18, 1997, IS UNAUDITED)

5. LONG-TERM DEBT (CONTINUED)
    Aggregate principal payments applicable to existing long-term debt outstanding as of June 28, 1997 are as follows (in thousands):

FISCAL YEAR ENDING
------------------------------------------------------------------------------------------------------

    1998..............................................................................................  $      774
    1999..............................................................................................         774
    2000..............................................................................................         774
    2001..............................................................................................         774
    2002..............................................................................................         774
  Thereafter..........................................................................................     276,633
                                                                                                        ----------
    Total.............................................................................................  $  280,503
                                                                                                        ----------
                                                                                                        ----------

    The senior subordinated notes (the "Notes") are redeemable, in whole or in part, at specified redemption prices together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time on or prior to July 1, 2000, the Company may redeem up to $60 million of the original aggregate principal amount of the Notes at a redemption price equal to 109.375% of the aggregate principal amount to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption, provided that at least $90 million of the original aggregate principal amount of the Notes remains outstanding immediately after each such redemption.

    Upon the occurrence of a change of control or certain transfer events, the Company will have the option, at any time prior to July 1, 2002, to redeem the Notes, in whole but not in part, at a redemption price equal to 100% of the aggregate principal amount thereof plus a premium, together with accrued and unpaid interest, if any, to the date of redemption.

    The Notes are unsecured and are subordinated in right of payment to all existing and future senior indebtedness of the Company.

    The indenture under which the Notes were sold contains covenants that limit the ability of the Company to (i) pay dividends or make certain other restricted payments; (ii) incur additional indebtedness and issue disqualified stock and preferred stock; (iii) create liens on assets; (iv) merge, consolidate or sell all or substantially all assets; (v) enter into certain transactions with affiliates; (vi) restrict dividends or other payments by subsidiaries to the Company or its subsidiaries; (vii) permit guarantees of indebtedness by subsidiaries of the Company; and (viii) incur other senior subordinated indebtedness. At June 28, 1997, the Company was in compliance with all such covenants.

    Pursuant to a registration rights agreement entered into between the Company and the purchasers of the Notes, the Company agreed to file a registration statement with the Securities and Exchange Commission with respect to an offer to exchange the senior subordinated notes for Series B senior subordinated notes of the Company having substantially identical terms in all material respects. The Notes are subject to the payment of additional interest if the Company does not comply with its obligations under the registration rights agreement within specified time periods.

    In November 1993 the Company entered into a credit agreement with various banks and a note purchase agreement with certain insurance companies. The banks provided a term loan commitment for $225 million, and the insurance companies provided three series of private placement debt for a total of $135.5 million. In March 1997 the Company obtained waivers for certain debt covenants for the period from January 12, 1997, through April 5, 1997. The Company refinanced all such debt in conjunction with the equity investment described in Note 2. On June 27, 1997, the Company paid in full the notes payable to

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE 16 WEEKS ENDED OCTOBER 18, 1997, IS UNAUDITED)

5. LONG-TERM DEBT (CONTINUED)
the insurance companies and the term loan to the banks. In connection with this early extinguishment of debt, a make whole premium, including accrued interest, of approximately $14.9 million was paid to the insurance companies. This payment is shown as an extraordinary item of $8.5 million, which is net of taxes of $6.0 million, in the accompanying statement of operations for the year ended June 28, 1997.

    As part of the credit agreement dated June 27, 1997, a revolving credit commitment for $225 million, a swingline credit commitment for $25 million and a letter of credit limit of $25 million were established, with the outstanding revolving credit loans, swingline borrowings and the letters of credit loans not to exceed $225 million. As of June 28, 1997, the Company had no borrowings under the revolver, $3 million of borrowings under the swingline and $1.8 million of letters of credit outstanding. As of June 29, 1996, the Company had approximately $40 million under the revolver and $5.1 million of letters of credit outstanding, and approximately $39.9 million was available under these facilities. There are no scheduled reductions to the amounts available to the Company prior to June 27, 2004. There is an annual credit commitment fee of 0.25 percent charged on the unused portion of the revolver.

    The bank debt agreements contain covenants, the more significant of which require the Company to maintain certain debt ratios which are calculated based on EBITDA (earnings before interest, taxes, depreciation and amortization). The Company is also restricted as to maximum lease expense and the capital expenditures it can make. At June 28, 1997, the Company was in compliance with all such covenants.

    Cash interest paid during fiscal years 1997, 1996 and 1995 was $29.4 million, $39.2 million and $40.1 million, respectively and was $2.5 million and $5.0 million for the 16 weeks ended October 18, 1997 and October 19, 1996, respectively. Interest capitalized associated with construction was $556,000, $115,000 and $513,000 in fiscal years 1997, 1996 and 1995, respectively.

6. INCOME TAXES

    The Company files a consolidated federal income tax return. Deferred income taxes are provided to recognize temporary differences between financial and tax reporting.

    The provision for income taxes for the years ended June 28, 1997, June 29, 1996 and June 24, 1995, is summarized below (in thousands):

                                                                                      1997       1996       1995
                                                                                   ----------  ---------  ---------
Current (benefit) provision......................................................  $   (7,486) $  25,868  $   4,208
Deferred (benefit) provision.....................................................     (13,735)    (9,552)     2,812
                                                                                   ----------  ---------  ---------
Total tax (benefit) provision....................................................     (21,221)    16,316      7,020
Less: tax (benefit) on extraordinary item........................................       6,006     --         --
                                                                                   ----------  ---------  ---------
    Total tax (benefit) provision, net of extraordinary item.....................  $  (15,215) $  16,316  $   7,020
                                                                                   ----------  ---------  ---------
                                                                                   ----------  ---------  ---------

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE 16 WEEKS ENDED OCTOBER 18, 1997, IS UNAUDITED)

6. INCOME TAXES (CONTINUED)
    Deferred tax liabilities and assets result from differences in the basis of assets and liabilities for income tax and financial reporting purposes. The cumulative tax effect of these items at June 28, 1997 and June 29, 1996, are as follows (in thousands):

                                                                                               1997        1996
                                                                                            ----------  ----------
Assets:
  Deferred income.........................................................................  $   (8,422) $   (6,390)
  Employee benefits.......................................................................     (11,723)    (12,996)
  Insurance...............................................................................      (6,824)     (5,703)
  Alternative minimum tax credit carryforward.............................................      --            (418)
  Closed store accruals...................................................................     (12,922)     --
  Other...................................................................................      (5,137)     (6,370)
                                                                                            ----------  ----------

      Total gross deferred tax assets.....................................................     (45,028)    (31,877)
                                                                                            ----------  ----------

Liabilities:
  Property and equipment..................................................................      11,035      13,246
  Tax benefit lease.......................................................................       5,206       6,250
  LIFO....................................................................................      13,051      12,197
  Other...................................................................................       5,694       3,877
                                                                                            ----------  ----------

      Total gross deferred tax liabilities................................................      34,986      35,570

Net deferred income tax (asset) liability.................................................     (10,042)      3,693

Current deferred income tax asset.........................................................     (21,109)     (9,631)
                                                                                            ----------  ----------

Long-term deferred income tax liability...................................................  $   11,067  $   13,324
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    The actual (benefit) provision for income taxes from continuing operations differs from the U.S. federal corporate tax rate as follows (in thousands):

                                                                                      1997       1996       1995
                                                                                   ----------  ---------  ---------

Taxes at federal statutory tax rate..............................................  $  (25,108) $  12,514  $   2,470

Increase (decrease) in income taxes resulting from:

  Goodwill.......................................................................       2,233      2,271      2,266

  State taxes based on income....................................................      (2,152)     1,899      1,136

  Nondeductible transaction costs................................................       2,800     --         --

  Previously overprovided taxes and other, net...................................       1,006       (368)     1,148
                                                                                   ----------  ---------  ---------

    Total tax (benefit) provision................................................  $  (21,221) $  16,316  $   7,020
                                                                                   ----------  ---------  ---------
                                                                                   ----------  ---------  ---------

    Income taxes paid were approximately $17.7 million, $23.3 million and $3.3 million in fiscal years 1997, 1996 and 1995, respectively, and were $0.0 and $6.4 million for the 16 weeks ended October 18, 1997 and October 19, 1996, respectively.

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE 16 WEEKS ENDED OCTOBER 18, 1997, IS UNAUDITED)

7. BENEFIT PLANS

    DEFINED BENEFIT PENSION PLAN--The Company has a defined benefit pension plan which is a noncontributory plan for all full-time hourly employees who are at least 21 years of age and have completed one year of continuous employment consisting of at least 1,000 hours of service as of year end. The Company makes annual contributions to the plan equal to the amounts actuarially required to fund current pension costs.

    Net periodic pension costs for the years ended June 28, 1997, June 29, 1996 and June 24, 1995 include the following components (in thousands):

                                                                   1997       1996       1995
                                                                 ---------  ---------  ---------

Service cost/benefits earned during the year...................  $   1,796  $   1,677  $   1,889

Interest cost on projected benefit obligation..................      1,354      1,180      1,076

Actual return on assets........................................     (1,969)    (1,601)    (1,354)

Amortization of unrecognized net transition asset and net
  losses.......................................................        672        537        844

Change in assumed discount rate................................     --         --           (273)
                                                                 ---------  ---------  ---------

Net periodic pension expense...................................  $   1,851  $   1,793  $   2,182
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

    The following table sets forth the plan's funded status and the amount recognized in the
Company's consolidated balance sheets at June 28, 1997, June 29, 1996 and June 24, 1995 (in thousands):

Actuarial present value of benefit obligations:

  Vested.......................................................  $  13,023  $  11,075  $   9,850
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

  Accumulated..................................................  $  14,847  $  12,801  $  11,502
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

  Projected....................................................  $ (18,814) $ (15,454) $ (14,438)

  Plan assets at fair value....................................     17,491     15,765     11,539
                                                                 ---------  ---------  ---------

Excess of plan assets (estimated benefit obligations)..........     (1,323)       311     (2,899)

Unrecognized net loss..........................................          5        223      2,416
                                                                 ---------  ---------  ---------

Accrued pension asset (liability) recognized in the
  accompanying consolidated balance sheets.....................  $  (1,318) $     534  $    (483)
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

Contributions by the Company to the plan.......................  $     705  $   2,810  $   3,718
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

    Assumptions used in determining the actuarial present value of plan benefits reflect a weighted average discount rate of 8.0 percent, 7.9 percent and 8.0 percent for fiscal years 1997, 1996 and 1995, respectively, and an investment rate of return of 9.0 percent for fiscal years 1997, 1996 and 1995. The assumed rate of salary increase averaged 5.0 percent for fiscal year 1997 and averaged
6.0 percent for fiscal years 1996 and 1995.

    EMPLOYEE STOCK OWNERSHIP PLAN--On April 1, 1997 the Employee Stock Ownership Plan ("ESOP") was amended and restated to become Randall's ESOP/401k Savings Plan. The ESOP/401k Savings Plan is for all full-time employees who are at least 21 years of age and have completed one year of continuous service. Participants in the ESOP/401k may elect to contribute up to 5 percent of their compensation, which will be matched 100 percent by the Company. Participants in the ESOP/401k may make voluntary contributions

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE 16 WEEKS ENDED OCTOBER 18, 1997, IS UNAUDITED)

7. BENEFIT PLANS (CONTINUED)
up to an additional 10 percent of their compensation, unmatched by the Company. The Company also has a Key Employee Stock Purchase Plan ("KeySop") to provide specified benefits to eligible managers and highly compensated employees. The Company's cash contributions to the ESOP/401k for fiscal years 1997, 1996 and 1995 totaled approximately $3.3 million, $3.4 million and $2.4 million, respectively. The Company's cash contributions to the KeySop were $0 for fiscal year 1997, $3,500 for fiscal year 1996 and $94,000 for fiscal year 1995.

    The Company loaned $2.25 million and $1.5 million to the ESOP in 1997 and 1996, respectively. The notes receivable are included in prepaid expenses and other in fiscal year end 1997 and other assets in fiscal year end 1996. The notes receivable are secured by 244,482 shares of the Company's common stock. At fiscal year-end 1997, the value of the common stock was not adequate to secure the fair value of the note. Due to the impairment of the note, a $472,000 reduction in equity was recorded. The notes receivable do not bear interest and mature in April 1998. No shares of the Company's common stock were purchased by the ESOP during fiscal year 1997.

    During fiscal year 1996, the ESOP purchased 43,000 shares of the Company's common stock for approximately $619,000 and, during fiscal year 1995, the ESOP purchased 1,007,998 shares for total consideration of approximately $9.2 million.

    The Company was a defendant in a lawsuit related to the ESOP. As further discussed in Note 10, a settlement was reached that provides for cash payments and changes in the operation of the ESOP, including the addition of a 401(k) feature offering a variety of professionally managed mutual fund investments and the cessation of additional investments by the ESOP in the Company's common stock. Court approval of the settlement was granted in June 1997.

    TOM THUMB PROFIT-SHARING AND RETIREMENT PLANS--In fiscal year 1994, the Cullum Companies, Inc. and Affiliated Companies Profit Sharing Plan was terminated by the Board of Directors, and the participants were given the opportunity to transfer their balances into the Company's ESOP.

    The Board of Directors of Tom Thumb terminated a management security plan ("MSP") and a senior corporate officer plan effective December 31, 1992. With respect to the participants who retired prior to the termination of the plans, the present value of the remaining obligation (approximately $5.5 million) is recorded, net of the current portion of $1.1 million, as other long-term liabilities as of June 28, 1997, based on a discount rate of 8.56 percent. As further discussed in Note 10, certain MSP participants who received payments in connection with the MSP's termination have instituted a claim against the Company.

8. REDEEMABLE STOCK AND STOCKHOLDERS' EQUITY

    PREFERRED STOCK--The Class A Redeemable preferred stock, which was redeemed in June 1997, had a par value of $10 per share, and 8,250 shares authorized, issued and outstanding in 1996 and 1995. This class of stock was nonvoting and dividends accrued at $10.50 per year per share. These dividends were payable quarterly and before dividends were declared or paid on the common stock. The liquidation value was $100 per share plus all accrued and unpaid dividends.

    The 8 percent convertible preferred stock, which was redeemed in June 1997, had a par value of $10 per share, with 5,000,000 shares authorized and 292,043 shares issued at June 29, 1996. There were 212,043 shares outstanding at June 24, 1995, and there were 80,000 contingent shares related to the Tom Thumb acquisition. During fiscal year 1995, the contingent shares were reduced to 67,185 shares, based on the anticipated resolution of the contingency, and goodwill was reduced $1.2 million for the amount assigned to the 12,815 shares. During fiscal year 1996, a total of 66,158 shares of convertible preferred stock was issued upon resolution of these contingencies, and goodwill was reduced $103,000 for the amount assigned

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE 16 WEEKS ENDED OCTOBER 18, 1997, IS UNAUDITED)

8. REDEEMABLE STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) to the remaining 1,027 shares. At June 29, 1996, 278,201 shares of 8 percent convertible preferred stock were outstanding. This class of stock was nonvoting and dividends accrued at $8 per year per share. These dividends were payable quarterly before dividends were declared or paid on the common stock. Upon resolution of the contingency and issuance of the shares, dividends were paid on the issued shares as if they had been issued on August 24, 1992. The liquidation value was $100 per share plus all accrued and unpaid dividends. The excess of the liquidation value over the redemption value is recorded as a charge to retained earnings. Each convertible preferred share is convertible at the rate of 2.3 shares of common stock for each full convertible share. Shares were redeemable at the liquidation value at the option of the Company and were required to be either redeemed or converted by October 15, 1999. All of the preferred stockholders had agreed in principle not to require the redemption on October 15, 1999 it would cause the Company to be in default of its loan agreements.

    In connection with the equity investment described in Note 2, the Class A preferred stock and the 8 percent convertible preferred stock were redeemed at liquidation value for a total of $28.7 million.

    COMMON STOCK--In connection with the acquisition of Tom Thumb, certain shares of common stock are subject to an agreement between the Company and certain stockholders, whereby the stockholders have the right to sell such shares to the Company at the most recently appraised fair value beginning October 15, 1997 and each October 15 up to and including October 15, 2001. At June 28, 1997, there were 60,028 shares of common stock subject to this agreement and outstanding.

    The Company also has 935,038 shares of redeemable common stock, not associated with the acquisition, subject to an agreement between the Company and certain stockholders whereby the stockholders have the option to sell such shares to the Company at the most recently appraised fair value if first refused by the other existing stockholders. During fiscal year 1997, certain stockholders canceled their redeemable rights on 571,411 shares of redeemable common stock and one stockholder redeemed 10,500 shares at a purchase price of $15 per share for $157,500. At June 28, 1997, 352,994 shares of redeemable common stock (not associated with the Tom Thumb acquisition) remained outstanding.

    During fiscal year 1997, the Company purchased an additional 53,027 shares of its common stock from certain stockholders for approximately $919,023. These treasury shares were purchased at the then estimated fair values. At the end of fiscal year 1997, all treasury shares had been retired.

    In connection with the equity investment described in Note 2, 5,585,186 shares of Common Stock were redeemed at $16.00 per share for aggregate consideration of $89.4 million as of June 28, 1997.

    STOCK OPTION AND RESTRICTED STOCK PLAN--The Company has adopted the Randall's Food Markets, Inc. Stock Option and Restricted Stock Plan which provides for the issuance of incentive stock options, nonqualified stock options and restricted stock to the Company's key employees and directors. A total of 1,500,000 shares of the Company's common stock, subject to an antidilution adjustment, may be issued under this plan as determined by the Executive Committee of the Board of Directors. All options granted through June 29, 1996, were exercisable for a ten-year period. At June 28, 1997, approximately 710,243 shares of common stock are available for future issuances of options or restricted stock under this plan.

    During December 1994, the Company granted options to purchase $1,300,000 of the Company's common stock to certain employees. The number of shares which may be issued to the employees is based on the estimated fair value of the common stock at each vesting date. These options vest at $300,000 of total value on December 31, 1995, 1996 and 1997, and $200,000 of total value on December 31, 1998 and 1999. At June 28, 1997, an additional 25,209 shares vested with an exercise price of $11.90. At June 29, 1996, 31,088 shares vested with an exercise price of $9.65. The unvested portion of the grant would be

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE 16 WEEKS ENDED OCTOBER 18, 1997, IS UNAUDITED)

8. REDEEMABLE STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) issuable into approximately 58,000 shares of common stock based on the most recent estimated fair value. The difference between the exercise price and the estimated fair value at the measurement dates was not significant. Also during December 1994, the Company granted 25,907 shares of restricted stock. The $250,000 estimated aggregate fair value of the restricted stock is being recognized as compensation expense over two years, the period in which the restrictions lapse.

    During fiscal year 1996, the Company granted certain employees options to purchase 37,500 shares of the Company's common stock at an exercise price of $10.75 per share, the estimated fair value of the stock at the grant date. The options were fully vested at the date of grant and are exercisable at June 29, 1996. During fiscal year 1997, the difference between the exercise price and the then estimated fair value of 17,500 of these options was paid to departing employees and was charged as compensation expense.

    Stock option activity under the Company's plans for the three years ended June 28, 1997, June 29, 1996 and June 24, 1995 are summarized below:

                                              1997                          1996                          1995
                                  ----------------------------  ----------------------------  ----------------------------
                                             WEIGHTED-AVERAGE              WEIGHTED-AVERAGE              WEIGHTED-AVERAGE
                                   SHARES     EXERCISE PRICE     SHARES     EXERCISE PRICE     SHARES     EXERCISE PRICE
                                  ----------------------------  ----------------------------  ----------------------------

Stock options outstanding,
 beginning of year..............    137,634          11.16        128,951          10.44         --             --

Change in Option Value..........     19,100                       (28,817)

Changes during the year:

  Granted (per share):

    1997, at $18.15.............    523,355          18.15

    1996, at $10.75                                                37,500          10.75

    1995, $9.65 to $10.75                                                                       128,951          10.44

  Exercised/forfeited (per
  share):

    1997, at $18.15.............    (27,545)         15.28

    1996, at $10.75.............    (17,500)
                                  ---------

Stock options outstanding, end
 of year........................    635,044          16.63        137,634          12.71        128,951          10.44
                                  ---------

Stock options exercisable, end
 of year........................     96,296          11.58         93,795          10.69         31,086           9.65

Weighted Average--fair value of
 options granted during the
 year...........................                 $    8.88                     $    4.96                     $    4.88

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE 16 WEEKS ENDED OCTOBER 18, 1997, IS UNAUDITED)

8. REDEEMABLE STOCK AND STOCKHOLDERS' EQUITY (CONTINUED)
    The following table summarizes information about stock options outstanding at June 28, 1997.

                                                 OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                                   ------------------------------------------------  ------------------------------
                                     NUMBER                                            NUMBER
                                   OUTSTANDING  WEIGHTED-AVERAGE  WEIGHTED-AVERAGE   EXERCISABLE  WEIGHTED-AVERAGE
            RANGE OF               AT JUNE 28,     REMAINING          EXERCISE       AT JUNE 28,      EXERCISE
         EXERCISE PRICES              1997      CONTRACTUAL LIFE        PRICE           1997            PRICE
---------------------------------  -----------  ----------------  -----------------  -----------  -----------------

$9.65 to $12.30..................     119,233        7.6 years        $   10.58          76,295       $   10.68

$15.00 to $18.15.................     515,811        9.2 years        $   18.03          20,001       $   15.00
                                   -----------                                       -----------

$9.65 to $18.15..................     635,044        8.9 years        $   16.63          96,296       $   11.58
                                   -----------                                       -----------
                                   -----------                                       -----------

    The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for fiscal years 1995, 1996 and 1997, respectively: risk-free interest rates of 7.84, 6.18 and 6.72 percent; dividend yield of 0.0 percent for all years, expected lives of 10 years for all options; and volatility of 0.0 percent for all years. For options granted during fiscal year 1995, we assumed both the fair market value of the stock and the exercise price of the option to be $9.65.

    In fiscal year 1997, the Company granted certain employees 139,382 shares of restricted stock, of which 5,000 have been forfeited. The $2.4 million estimated aggregate fair value of the restricted stock was recognized as compensation expense in the fiscal year ended June 28, 1997. In addition, these employees were granted options to purchase 523,355 shares, of which 27,545 have been forfeited, of the Company's common stock at $18.15, the then estimated fair value. These options become exercisable on September 30, 2000 and expire on September 30, 2006.

    As a result of the Equity Investment discussed in Note 2, the Company issued to KKR a 25-year option to purchase 3,606,881 shares of common stock at $12.11 per share, subject to adjustments.

9. LEASE COMMITMENTS

    LEASES--Minimum rental commitments for future periods are as follows (in thousands):

                                                                                           OPERATING    CAPITAL
     FISCAL YEAR ENDING                                                          TOTAL       LEASES      LEASES
-----------------------------------------------------------------------------  ----------  ----------  ----------

         1998                                                                  $   56,746  $   45,678  $   11,068

         1999                                                                      56,683      45,671      11,012

         2000                                                                      55,443      44,577      10,866

         2001                                                                      55,350      44,484      10,866

         2002                                                                      53,014      43,388       9,626

         Thereafter                                                               577,908     464,023     113,885
                                                                               ----------  ----------  ----------

                                                                               $  855,144  $  687,821     167,323
                                                                               ----------  ----------
                                                                               ----------  ----------

    Amount representing interest                                                                           85,678
                                                                                                       ----------

    Present value of net minimum lease payments including current maturities
      of $4,166:                                                                                       $   81,645
                                                                                                       ----------
                                                                                                       ----------

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE 16 WEEKS ENDED OCTOBER 18, 1997, IS UNAUDITED)

9. LEASE COMMITMENTS (CONTINUED)
The Company leases substantially all of its store facilities and some equipment. Included in the above operating lease commitments are future minimum rentals to the joint ventures discussed in Note 4 aggregating approximately $36.1 million. The store leases generally cover an initial term of 20 to 30 years with renewal options for 5 to 15 additional years. Most leases require the payment of fixed minimum rentals as well as payment of property taxes and insurance, or a percentage of sales, whichever is greater.

    Included in store operating, selling and administrative expense for the fiscal years ended June 28, 1997, June 29, 1996 and June 24, 1995 is rent expense comprised of the following (in thousands):

                                                                                     1997       1996       1995
                                                                                   ---------  ---------  ---------

Minimum rental...................................................................  $  47,073  $  42,998  $  35,859

Percentage rental................................................................        939        713      1,281
                                                                                   ---------  ---------  ---------

                                                                                   $  48,012  $  43,711  $  37,140
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

10. COMMITMENTS AND CONTINGENCIES

    LITIGATION--On November 28, 1995, two individuals filed a lawsuit on behalf of the ESOP and certain participants and former participants in and beneficiaries of the ESOP. The lawsuit alleged that the Company, certain employees thereof and certain entities which engaged in a variety of services relating to the ESOP, including Arthur Andersen LLP, had violated various federal and state laws in connection with the operation of the ESOP, including transactions by the ESOP involving the common stock. During fiscal year 1997, the plaintiffs' representatives, the Company and the other defendants agreed to settle the litigation, although the defendants continue to deny all charges of wrongdoing or liability against them.

    The Company and other defendants elected to settle the suit for $16.5 million, of which the Company was liable for $11.3 million plus $0.2 million in administrative expenses. Net of insurance proceeds, the Company paid $10.5 million in the aggregate in connection with the settlement and has increased its existing litigation reserves by $9.5 million during the year ended June 28, 1997 to fully reserve for such matter. In addition, the settlement provides for certain changes in the operation of the ESOP, including the addition of a 401(k) feature offering a variety of professionally managed mutual fund investments and the cessation of additional investments by the ESOP in the Company's common stock. The U.S. District Court granted preliminary approval of the settlement on April 2, 1997 and final approval on June 18, 1997. Upon approval of the settlement, the litigation was dismissed with prejudice and the Company and the other defendants were released from further liability relating to the litigation by all the members of the plaintiffs' class.

    The Company has received the approval of the Equal Employment Opportunity Commission (the "EEOC") and the federal district court of a consent decree (the "Consent Decree") settling a charge by the EEOC Commissioner filed in 1989 that the Company violated Title VII of the Civil Rights Act of 1964, as amended. Under the terms of the Consent Decree, the Company is required to pay $2,255,000, representing back pay and interest, into a fund to be divided among entry level claimants, and $245,000 into a fund to be divided among grocery department management trainee claimants. The Company bears the costs of administering the settlement, which the Company estimates to be approximately $750,000. The Consent Decree includes certain requirements to properly notify potential claimants and certain enhanced reporting requirements. The Consent Decree is effective for a two-year period, except that the obligations to distribute back pay, offer employment, retain information and make reports extend beyond the two-year term. The Company has accrued $3,250,000 in full settlement of this matter.

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE 16 WEEKS ENDED OCTOBER 18, 1997, IS UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    Following the Tom Thumb acquisition, the Company terminated the MSP and in respect of such terminations paid participants the greater of (i) the amount of such participant's deferral and (ii) the present value of the participant's accrued benefit (prorated for the years of service compared to the years required to reach the age of 65). Thirty of the former MSP participants have instituted a claim against the Company on behalf of all persons who were participants in the MSP on its date of termination (which is alleged by plaintiffs to be approximately 250 persons). On May 7, 1997, the plaintiffs filed an amended complaint for the court to recognize their action as a class action, to recover additional amounts under the MSP, for a declaration of rights under an employee pension benefit plan and for breach of fiduciary duty. The plaintiffs assert that the yearly plan agreement executed by each participant in the MSP was a contract for a specified retirement and death benefit set forth in such plan agreements and that such benefits were vested and nonforfeitable. Summary judgment motions have been filed by both parties with respect to various matters, and judicial rulings on such motions are currently pending. A pre-trial order in the MSP litigation, which was submitted to the court on October 22, 1997, states that an expert for the plaintiffs, assuming class certification, may testify that the damages allegedly sustained by the plaintiff class may range from approximately $18.0 million to $37.2 million and, assuming that a court were to award additional damages based on a rate of return achieved by an equity index over the relevant period, such damages may range from approximately $37.4 million to $70.6 million. The trial is scheduled to commence during the 1998 calendar year. Based upon current facts, the Company is unable to estimate any meaningful range of possible loss that could result from an unfavorable outcome of the MSP litigation. It is possible that the Company's results of operations or cash flows in a particular quarterly or annual period or its financial position could be materially affected by an ultimate unfavorable outcome of the MSP litigation. However, the Company intends to vigorously contest the MSP claim and, although there can be no assurance, management does not anticipate an unfavorable outcome based on management's independent analysis of the facts relating to such litigation.


    Other than the matter relating to the termination of the MSP, the Company believes it is not a party to any pending legal proceedings, including ordinary litigation incidental to the conduct of its business and the ownership of its property, the adverse determination of which would have a materially adverse effect on the Company, its operations, its financial condition or its cash flows.

    INSURANCE--The Company maintains a self-insurance program covering portions of workers' compensation (employee safety program) and general and automobile liability costs. The amounts in excess of the self-insured levels are fully insured. Self-insurance accruals are based on claims filed and an estimate for significant claims incurred but not reported.

    ARBITRATION--The Company has initiated a legal action against Fleming, one of its long-time suppliers. In the action, the Company alleges, among other things, that Fleming violated the terms of a supply agreement signed in 1993. Under the terms of the supply agreement, the Company was to purchase groceries and other items at Fleming's cost, plus a small markup. Among the violations alleged by the Company are claims that Fleming wrongfully manipulated its costing procedures, which resulted in overcharges, and then unilaterally changed the overall pricing formula. Additionally, the Company alleged that Fleming failed to provide supporting documentation for purchases as required under the contract. Since 1993 when the supply agreement was signed, the Company has purchased approximately $2.0 billion in products from Fleming. Based on the supporting documents provided to the Company by Fleming to date, the Company will be seeking a substantial amount of damages from Fleming and termination of the supply agreement. Fleming has filed an answer denying each allegation and a counterclaim alleging that the Company failed to purchase the quantities required by the supply agreement.

                 RANDALL'S FOOD MARKETS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE 16 WEEKS ENDED OCTOBER 18, 1997, IS UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    COMMITMENTS--The Company purchases a significant portion of its products from Fleming and has signed a purchase commitment to buy certain levels of the products from Fleming. If certain levels of purchases are not achieved, the Company can incur certain penalties, none of which are material at this time.

    The Company entered into severance and employment agreements with certain officers and employees. Management has determined the expected severance payments and postemployment benefits to approximate $4.5 million, which has been accrued and reflected in the accompanying consolidated financial statements as of June 28, 1997.

    In connection with the Company's capital expenditure program, as of June 28, 1997, the Company had commitments to make $19.5 million in capital expenditures.

    The Company is continually evaluating possible additional site locations and related financing opportunities.

                                     ******

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Available Information...........................          i
Prospectus Summary..............................          1
Risk Factors....................................         13
The Recapitalization............................         20
Use of Proceeds.................................         22
Capitalization..................................         23
Pro Forma Consolidated Condensed Financial
  Statement.....................................         24
Selected Historical Consolidated Condensed
  Financial and Other Data......................         26
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         28
Business........................................         37
Management......................................         51
Principal Shareholders..........................         61
Certain Relationships and Related
  Transactions..................................         63
Description of Capital Stock....................         64
Description of Credit Facilities................         66
The Exchange Offer..............................         69
Description of the Exchange Notes...............         80
Exchange Offer; Registration Rights.............        112
Plan of Distribution............................        115
Book Entry; Delivery and Form...................        116
Legal Matters...................................        117
Experts.........................................        117
Index...........................................        I-1
Index to Consolidated Financial Statements......        F-1

                  -------------------------------------------
                                   PROSPECTUS
                          ----------------------------

                                  $150,000,000

                                     [LOGO]

                          RANDALL'S FOOD MARKETS, INC.

                     OFFER TO EXCHANGE $150,000,000 OF ITS
                   9 3/8% SERIES B SENIOR SUBORDINATED NOTES
                   DUE 2007, WHICH HAVE BEEN REGISTERED UNDER
                  THE SECURITIES ACT, FOR $150,000,000 OF ITS
                     OUTSTANDING 9 3/8% SENIOR SUBORDINATED
                                NOTES DUE 2007.

                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Article 2.02-1.B of the Texas Business Corporation Act, as amended (the "TBCA"), grants to a corporation the power to indemnify a person who was, is or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director of the corporation against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses actually incurred in connection therewith, only if it is determined that the person (1) conducted himself in good faith; (2) reasonably believed that (a) in the case of conduct in his official capacity as a director of the corporation, his conduct was in the corporation's best interests, and (b) in all other cases, his conduct was at least not opposed to the corporation's best interests; and
(3) in the case of any criminal proceeding, he had no reasonable cause to believe that his conduct was unlawful. Article 2.02-1.C limits the allowable indemnification by providing that, except to the extent permitted by Article 2.02-1.E, a director may not be indemnified in respect of a proceeding in which the person was found liable (1) on the basis that he improperly received a personal benefit, whether or not the benefit resulted from an action taken in his official capacity, or (2) to the corporation. Article 2.02-1.E provides that if a director is found liable to the corporation or is found liable on the basis that he received a personal benefit, the permissible indemnification (1) is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and (2) shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. Finally, Article 2.02-1.H provides that a corporation shall indemnify a director against reasonable expenses incurred by him in connection with a proceeding in which he is a named defendant or respondent because he is or was a director if he has been wholly successful, on the merits or otherwise, in defense of the proceeding.

    With respect to the officers of a corporation, Article 2.02-1.O of the TBCA provides that a corporation may indemnify and advance expenses to an officer of the corporation to the same extent that it may indemnify and advance expenses to directors under Article 2.02-I. Further, Article 2.02-1.O provides that an officer of a corporation shall be indemnified as, and to the same extent, provided by Article 2.02-1.H for a director.

    The Articles of Incorporation and Bylaws of the Registrant provide for indemnification of officers and directors as and to the fullest extent permitted by the TBCA. In addition, the Registrant maintains officers' and directors' insurance covering certain liabilities that may be incurred by officers and directors in the performance of their duties.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    See the Exhibit Index included immediately preceding the exhibits to this Registration Statement.

ITEM 22. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto, which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed to be underwriters, in addition to the information called for by the other Items of the applicable form.

    The Registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding undertaking or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on December 22, 1997.


                                RANDALL'S FOOD MARKETS, INC.

                                BY:  *
                                     -----------------------------------------
                                     CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act, this Amendment No. 4 to the Registration Statement has been signed on the 22nd day of December, 1997 by the following persons in the capacities indicated:


          SIGNATURE                        TITLE
------------------------------  ---------------------------

              *                 Chief Executive Officer and
------------------------------    Director (Principal
   R. Randall Onstead, Jr.        Executive Officer)

                                Senior Vice President of
      /s/ LEE E. STRAUS           Finance, Secretary and
------------------------------    Treasurer (Principal
        Lee E. Straus             Financial Officer)

              *                 Vice President, Corporate
------------------------------    Controller (Principal
     Curtis D. McClellan          Accounting Officer)

              *                 Director
------------------------------
       Henry R. Kravis

              *                 Director
------------------------------
      George R. Roberts

              *                 Director
------------------------------
       Paul E. Raether

              *                 Director
------------------------------
     James H. Greene, Jr.

              *                 Director
------------------------------
        Nils P. Brous

              *                 Director
------------------------------
      Robert R. Onstead

                                Director
------------------------------
    A. Benton Cocanougher

*BY:      /s/ LEE E. STRAUS
      .........................
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

   EXHIBIT
     NO.                                             DESCRIPTION OF EXHIBIT
-------------  ---------------------------------------------------------------------------------------------------

    *2.1       Subscription Agreement dated as of April 1, 1997, among Randall's Food Markets, Inc. ("Randall's"),
               Robert R. Onstead and RFM Acquisition LLC ("RFM Acquisition").

    *2.2       Letter Agreement dated as of April 1, 1997 between Randall's and RFM Acquisition relating to certain indemnification obligations of Randall's.

    *2.3       Letter Agreement dated as of June 18, 1997 between Randall's and RFM Acquisition relating to certain indemnification obligations of Randall's.

    *3.1       Amended and Restated Articles of Incorporation of Randall's.

    *3.2       By-Laws of Randall's.

    *4.1       Indenture dated as of June 27, 1997 between Randall's and Marine Midland Bank, as Trustee (the
               'Indenture').

    *4.2       Form of 9 3/8% Senior Subordinated Note due 2007 (included in Exhibit 4.1).

    *4.3       Form of 9 3/8% Series B Senior Subordinated Note due 2007 (included in Exhibit 4.1).

    *4.4       Registration Rights Agreement dated as of June 27, 1997 among Randall's, BT Securities Corporation,
               Chase Securities Inc., Goldman, Sachs & Co. and PaineWebber Incorporated.

    *4.5       First Supplemental Indenture to the Indenture, dated as of September 8, 1997 between Randall's and
               Marine Midland Bank, as Trustee.

    *5.1       Opinion of Simpson Thacher & Bartlett.

    *5.2       Opinion of Vinson & Elkins L.L.P.

   *10.1       Settlement Agreement among Randall's and the other parties named therein relating to the Randall's
               Food Markets, Inc. Employee Stock Ownership Plan.

   *10.2       Voting, Repurchase and Shareholders Agreement, dated as of April 1, 1997, between RFM Acquisition and the shareholders party thereto.

   *10.3       Credit Agreement, dated as of June 27, 1997, among Randall's, the several lenders from time to time parties thereto, and The Chase Manhattan Bank, as administrative agent.

   *10.4       Registration Rights Agreement, dated as of June 27, 1997, between RFM Acquisition and Randall's.

   *10.5       Employment Agreement of Robert R. Onstead.

   *10.6       Employment Agreement of R. Randall Onstead, Jr.

   *10.7       Employment Agreement of Ron W. Barclay.

   *10.8       Termination Agreement of Bob L. Gowens.

   *10.9       Registration Rights and Repurchase Agreement dated as of August 24, 1992 among Randall's, the
               Morgan Stanley Leveraged Equity Fund II, L.P. and certain other shareholders parties thereto.

   *10.10      Shareholder Agreement dated March 29, 1984 among Randall's and John N. Frewin, Rosemary Frewin
               Gambino and certain other shareholders parties thereto.

   *10.11      Shareholder Agreement dated April 8, 1985 among Randall's and John N. Frewin, Rosemary Frewin
               Gambino and certain other shareholders parties thereto.

   EXHIBIT
     NO.                                             DESCRIPTION OF EXHIBIT
-------------  ---------------------------------------------------------------------------------------------------
   *10.12      Randall's Food Markets, Inc. Corporate Incentive Plan.

   *10.13(a)   Randall's Food Markets, Inc. Key Employee Stock Purchase Plan.

   *10.13(b)   First Amendment to Randall's Food Markets, Inc. Key Employee Stock Purchase Plan.

   *10.13(c)   Second Amendment to Randall's Food Markets, Inc. Key Employee Stock Purchase Plan.

   *10.13(d)   Third Amendment to Randall's Food Markets, Inc. Key Employee Stock Purchase Plan.

   *10.14      Supply Agreement dated as of August 20, 1993 between Fleming Foods of Texas, Inc. and Randall's.

   *10.15      Form of 1997 Stock Purchase and Option Plan for Key employees of Randall's Food Markets, Inc. and
               Subsidiaries (the "1997 Plan").

   *10.16      Form of Management Stockholder's Agreement to be executed by certain employees of Randall's in connection with the 1997 Plan.

   *10.17      Form of Non-Qualified Stock Option Agreement to be executed by certain employees of Randall's in connection with the 1997 Plan.

   *10.18      Form of Sale Participation Agreement to be executed by certain employees of Randall's in connection with the 1997 Plan.

   *10.19      Form of Pledge Agreement to be executed by certain employees of Randall's in connection with the
               1997 Plan.

   *10.20      Agreement dated December 31, 1980 between Topco Associates, Inc. (Cooperative) and Randall's.

   *12         Computation of Ratio of Earnings to Fixed Charges.

   *16         Letter regarding change in certifying accountant.

   *21         Subsidiaries.

   *23.1       Consent of Simpson Thacher & Bartlett (included as part of its opinion filed as Exhibit 5.1 hereto).

  **23.2       Consent of Deloitte & Touche LLP, independent certified public accountants.

  **23.3       Consent of Arthur Andersen LLP, independent certified public accountants.

   *23.4       Consent of Vinson & Elkins LLP (included as part of its opinion filed as Exhibit 5.2 hereto).

   *24         Powers of Attorney (included on page II-4).

   *25         Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of Marine Midland Bank, as
               Trustee.

   *27         Financial Data Schedule.

  **99.1       Form of Letter of Transmittal.

   *99.2       Form of Notice of Guaranteed Delivery.


 *  Previously filed.

**  Filed herewith.